As filed with the Securities and Exchange Commission on June 11, 1998
                           Registration Nos. 333-47219
                                  No. 811-08677

     ----------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549
      ---------------------------------------------------------------------

                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                          Pre-Effective Amendment No. 1

                       Post-Effective Amendment No. ____

                                       And


      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                                 Amendment No. 1


                             SEPARATE ACCOUNT VA-6NY
                           (Exact Name of Registrant)

                 TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                100 Manhattanville Road, Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including Area Code: (914) 701-6000

Name and Address of Agent for Service:      Copy to:

JAMES W. DEDERER, Esq.                      FREDERICK R. BELLAMY, Esq.

General Counsel                           Sutherland, Asbill & Brennan, LLP

                                            1275 Pennsylvania Avenue, N.W.
Transamerica Life Insurance                  Washington, D.C.  20004-2404
Company of New York
100 Manhattanville Road
Purchase, New York   10577

                       Approximate date of proposed public
             offering: As soon as practicable after effectiveness of
                           the Registration Statement.

                      Title of securities being registered:
         Interests in a separate account under flexible premium deferred variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4

                                                           PART A

Item of Form N-4                                              Prospectus Caption
1.    Cover Page..............................................    Cover Page

2.    Definitions.............................................    Definitions

3.    Synopsis................................................    Summary of this Prospectus; Variable Account
                                                                  Fee Table

4.    Condensed Financial Information.........................    Condensed Financial Information

5.    General
      (a)  Depositor..........................................    Transamerica and the Separate Account
      (b)  Registrant.........................................    Transamerica and the Separate Account
      (c)  Portfolio Company..................................    The Funds
      (d)  Fund Prospectus....................................    The Funds
      (e)  Voting Rights......................................    Voting Rights
      (f)  Administrator.......................................   Charges under the Contracts

6.    Deductions and Expenses
      (a)  General............................................    Charges under the Contracts
      (b)  Sales Load %.......................................    Charges under the Contracts
      (c)  Special Purchase Plan..............................    Not Applicable
      (d)  Commissions........................................    Underwriter
      (e)  Fund Expenses......................................    Charges under the Contracts
      (f)  Operating Expenses.................................    Fee Table

7.    Contracts
      (a)  Persons with Rights................................    Description of the Contracts; Surrender of a
                                                                  Contract; Death Benefits; Voting Rights;
                                                                  Ownership
      (b)  (i)   Allocation of Purchase Payments
                 Payments.....................................    Description of the Contracts
           (ii)  Transfers....................................    Transfers
           (iii) Exchanges....................................    Federal Tax Matters

      (c)  Changes............................................    The Funds; Voting Rights

      (d)  Inquiries..........................................    Voting Rights

8.    Annuity Period..........................................    Settlement Payments

9.    Death Benefit...........................................    Death Benefits

10.   Purchase and Contract Value
      (a)  Purchases..........................................    Description of the Contracts
      (b)  Valuation..........................................    Description of the Contracts
      (c)  Daily Calculation..................................    Description of the Contracts
      (d)  Underwriter........................................    Underwriter

11.   Redemptions
      (a)  By Contract Owners.................................    Surrender of a Contract
           By Annuitant.......................................    Not Applicable
      (b)  Texas ORP..........................................    Not Applicable
      (c)  Check Delay........................................    Surrender of a Contract
      (d)  Lapse..............................................    Not Applicable
      (e)  Free Look..........................................    Right to Cancel

12.   Taxes................................Federal Tax Matters

13.   Legal Proceedings.......................................    Legal Proceedings

14.   Table of Contents for the
      Statement of
      Additional Information..................................    Table of Contents of the Statement of
                                                                  Additional Information


                                                           PART B

Item of Form N-4                                                  Statement of Additional Information Caption

15.   Cover Page..............................................    Cover Page

16.   Table of Contents.......................................    Table of Contents

17.   General Information
      and History.............................................    General Information and History

18.   Services
      (a)  Fees and Expenses
           of Registrant......................................    (Prospectus) Variable Account Fee Table;
                                                                  (Prospectus) The Funds
      (b)  Management Contracts...............................    Not Applicable
      (c)  Custodian..........................................    Safekeeping of Separate Account Assets; Records
                                                                  and Reports
           Independent Auditors  .............................    Accountants
      (d)  Assets of Registrant...............................    Not Applicable
      (e)  Affiliated Person..................................    Not Applicable
      (f)  Principal Underwriter..............................    The Underwriter

19.   Purchase of Securities
      Being Offered...........................................    (Prospectus) Description of the Contracts
      Offering Sales Load.....................................    Charges under the Contracts

20.   Underwriters............................................    The Underwriter
21.   Calculation of Performance Data.........................    Calculation of Yields and Total Returns
22.   Annuity Payments........................................    (Prospectus) Settlement Option Payments
23.   Financial Statements....................................    Financial Statements



                                                 PART C -- OTHER INFORMATION

Item of Form N-4                                                  Part C Caption

24.   Financial STATEMENTS
      and Exhibits
      (a)  Financial Statements...............................    Financial Statements
      (b)  Exhibits...........................................    Exhibits

25.   Directors and Officers of
      the Depositor...........................................    Directors and Officers of the Depositor

26.   Persons Controlled By or Under Common Control
      with the Depositor or Registrant .......................    Persons Controlled By or Under Common Control
                                                                  with the Depositor or Registrant

27.   Number of Contract Owners...............................    Number of Contract Owners

28.   Indemnification.........................................    Indemnification

29.   Principal Underwriters..................................    Principal Underwriter

30.   Location of Accounts
      and Records.............................................    Location of Accounts and Records

31.   Management Services.....................................    Management Services

32.   Undertakings............................................    Undertakings

      Signature Page..........................................    Signature Page




4

                             TRANSAMERICA SERIES sm
                             TRANSAMERICA CLASSIC sm
                                VARIABLE ANNUITY
                  A Flexible Premium Deferred Variable Annuity
                                    Issued by
                 Transamerica Life Insurance Company of New York
                100 Manhattanville Road, Purchase, New York 10577

         This prospectus describes the Transamerica Classic Variable Annuity, a variable annuity policy ("policy") issued by Transamerica Life Insurance Company of New York (referred to as "Transamerica"). The policy allows you, the owner, to accumulate assets on a tax-deferred basis for retirement and other long-term financial purposes.


         You may direct your premiums, as well as any value accumulated under the policy, to one or more variable sub-accounts of Separate Account VA-6NY or to the fixed account, or to both. The money you place in each variable sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each variable sub-account will vary in accordance with the investment performance of the portfolio in which that variable sub-account invests. You bear the entire investment risk for all assets you place in the variable sub-accounts. This means that, depending on market conditions, the amount you invest in the variable sub-accounts may increase or decline. Currently you may choose among the following 17 variable sub-accounts:

Alger American Income & Growth            MFS VIT Research
Alliance VPF Growth & Income              Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth               Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation          Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                     OCC Accumulation Trust Managed
Janus Aspen Balanced                      OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth              Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth                   Transamerica VIF Money Market
MFS VIT Growth with Income


         You may also place your premiums or variable accumulated value in the fixed account. For premiums allocated to the fixed account, Transamerica guarantees the return of the amount invested at a specified rate of interest for at least 12 months. Transamerica will periodically declare the rate of interest applicable to each amount allocated to the fixed account. The minimum rate of interest credited to the fixed account will be 3%.


This prospectus contains vital information that you should know before investing. You can obtain more information about the policy by requesting a copy of the Statement of Additional Information ("SAI") datedJune , 1998. The SAI is available free by writing to Transamerica Life Insurance Company of New York, Annuity Service Center, 401 North Tryon Street, Charlotte, North Carolina 28202 or by calling (800) 420-7749. The current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. The table of contents of the SAI is included at the end of this prospectus.


These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            For your own benefit and protection, please read this prospectus carefully before you invest. Keep it on hand for future reference.

                   The date of this prospectus is June , 1998.

         Under the terms of the policy, we promise to pay you a series of monthly settlement option payments. Payments may be for a fixed or a variable amount or a combination of both, for the life of the annuitant or for some other period as you select prior to the annuity date.

         On or before the annuity date, you may transfer assets between and among the variable sub-accounts and the fixed account. The fixed account has restrictions on certain transfers. After the annuity date, transfers are permitted among the variable sub-accounts only if you elect to receive variable settlement option payments.

         On or before the annuity date, you may elect to withdraw all or a portion of your cash surrender value in exchange for a cash payment. Withdrawals may be subject to a contingent deferred sales load, certain administrative fees, premium tax charges, federal, state or local income taxes, and/or a tax penalty.

                  This prospectus must be accompanied by current prospectuses for the portfolios.



THIS PROSPECTUS MAY NOT BE OFFERED IN ANY JURISDICTION WHERE SUCH OFFERING IS UNLAWFUL. ANY INFORMATION THAT A DEALER, SALESPERSON, OR OTHER PERSON GIVES YOU ABOUT THIS POLICY SHOULD BE CONTAINED IN THIS PROSPECTUS. IF YOU RECEIVE ANY INFORMATION ABOUT THE POLICY THAT IS NOT CONTAINED IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON THAT INFORMATION.


                  Please note that your investment in the policy:
                  o         is not a bank deposit
                  o         is not federally insured
                  o         is not endorsed by any bank or government agency.

Investing in the policy involves certain investment risks, including possible loss of principal.

    This prospectus generally describes only the variable account portion of the policy, except when the fixed account is specifically mentioned.

TABLE OF CONTENTS                                                      Page


DEFINITIONS..............................................................6

SUMMARY..................................................................8

CONDENSED FINANCIAL INFORMATION.........................................16

TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK AND THE VARIABLE ACCOUNT......16
         Transamerica Life Insurance Company of New York........16
         Published Ratings......................................16
         The Variable Account...................................16

THE PORTFOLIOS..................................................17

THE POLICY......................................................22
         Ownership..............................................22

PREMIUMS........................................................23
         Premiums...............................................23
         Allocation of Premiums.................................23
         Investment Option Limits...............................24

POLICY VALUE....................................................24

TRANSFERS........................................................25
         Before the Annuity Date.................................25
         Other Restrictions......................................25
         Dollar Cost Averaging...................................26
         Automatic Asset Rebalancing.............................26
         After the Annuity Date..................................26

CASH WITHDRAWALS.................................................26
         Systematic Withdrawal Option............................27
         Automatic Payment Option (APO)..........................28

DEATH BENEFIT....................................................28
         Payment of Death Benefit................................29
         Designation of Beneficiaries............................29
         Death of Owner Before Annuity Date......................29
         If Annuitant Dies Before Annuity Date...................30
         Death After Annuity Date................................30
         Survival Provision......................................31


CHARGES, FEES AND DEDUCTIONS.....................................31
         Contingent Deferred Sales Load..........................31
         Free Withdrawals - Allowed Amount.......................31
         Other Free Withdrawals..................................32
         Administrative Charges..................................32
         Mortality and Expense Risk Charge.......................32
         Premium Tax Charges......................................33
         Transfer Fee.............................................33
         Option and Service Fees..................................33
         Taxes....................................................33
         Portfolio Expenses.......................................33
         Sales in Special Situations................................

DISTRIBUTION OF THE POLICY..........................................


SETTLEMENT OPTION PAYMENTS........................................33
         Annuity Date.............................................33
         Settlement Option Payments...............................34
         Election of Settlement Option Forms and Payment Options..34
         Payment Options..........................................34
         Fixed Payment Option.....................................35
         Variable Payment Option..................................35
         Settlement Option Forms..................................35

FEDERAL TAX MATTERS...............................................36
         Introduction.............................................36
         Premiums.................................................36
         Taxation of Annuities....................................37
         Qualified Policies.......................................39
         Taxation of Transamerica ................................40
         Tax Status of Policy.....................................41
         Possible Changes in Taxation.............................42
         Other Tax Consequences...................................42

PERFORMANCE DATA .................................................42


PREPARING FOR YEAR 2000


LEGAL PROCEEDINGS..........................................................44

LEGAL MATTERS..............................................................44

ACCOUNTANTS................................................................44

VOTING RIGHTS..............................................................44

AVAILABLE INFORMATION......................................................45

STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS....................46

APPENDIX A - THE FIXED ACCOUNT............................................A-1

APPENDIX B................................................................B-1
         Example of Variable Accumulation Unit Value Calculations.........B-1
         Example of Variable Annuity Unit Value Calculations..............B-1
         Example of Variable Annuity Payment Calculations.................B-1

APPENDIX C
         Disclosure Statement for Individual Retirement
              Annuities ..................................................C-1


                    The policy is available only in New York.

DEFINITIONS

Annuity Date:  The date on which the annuitization phase of the policy begins.

Cash Surrender Value: The amount we will pay to the owner if the policy is surrendered on or before the annuity date. The cash surrender value is equal to: the policy value; less any policy fee, contingent deferred sales load, and premium tax charges.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Policy Anniversary:  The anniversary of the policy effective date each year.

Policy Effective Date: The effective date of the policy as shown on the information page of the policy.

Policy Year: A 12-month period starting on the policy effective date and ending with the day before the policy anniversary, and each 12-month period thereafter.

Fixed Account: An account which credits a rate of interest for a period of at least twelve months for each allocation or transfer.

Fixed Account Accumulated Value: The total dollar value of all amounts the owner allocates or transfers to the fixed account; plus interest credited; less any amounts withdrawn, applicable fees or premium tax charges, or transfers out to the variable account prior to the annuity date.

Policy Value: The sum of the variable accumulated value and the fixed account accumulated value.

Portfolio: The investment portfolio underlying each variable sub-account in which we will invest any amounts the owner allocates to that variable sub-account.

Service Center: Transamerica's Annuity Service Center, at P.O. Box 31848, Charlotte, North Carolina 28231-1848, telephone (800) 258-4260.

Status (Qualified and Non-Qualified): The policy has a qualified status if it is issued in connection with a tax-favored retirement plan or program. Otherwise, the status is non-qualified.

Valuation Day: Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period: The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.


Variable Account: Separate Account VA-6NY, a separate account established and maintained by Transamerica for the investment of a portion of its assets pursuant to Section 4240 of the New York Insurance Code.


Variable Accumulation Unit: A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Accumulated Value: The total dollar value of all variable accumulation units under this policy prior to the annuity date.

Variable Sub-Account(s): One or more divisions of the variable account which invests solely in shares of one of the underlying portfolios.

We:  The company, Transamerica.

You:  The owner.

SUMMARY

The Policy

         The Transamerica Classic sm Variable Annuity is a flexible premium deferred annuity that is designed to aid your long-term financial planning and retirement needs. The policy may be used in connection with a retirement plan which qualifies as a retirement program under Sections 403(b), 408 or 408A of the Code, with various types of qualified pension and profit sharing plans under
Section 401 of the Code, or with non-qualified plans. Some qualified policies may not be available in all situations. The policy is issued by Transamerica Life Insurance Company of New York (formerly called First Transamerica Life Insurance Company) ("Transamerica"), a wholly-owned subsidiary of Transamerica Occidental Life Insurance Company. Its principal office is at 100 Manhattanville Road, Purchase, New York 10577, telephone (914) 701-6000. The change in name to Transamerica Life Insurance Company of New York became effective May 1, 1997.

         Transamerica will establish and maintain an account for each policy. Each owner will receive an individual annuity policy. The policy provides that the policy value, after certain adjustments, will be applied to a settlement option on a future date you select ("annuity date").

         You may allocate all or portions of your premiums to one or more variable sub-accounts or to the fixed account.

         The policy value prior to the annuity date, except for amounts in the fixed account, will vary depending on the investment experience of each of the variable sub-accounts selected by the owner. All benefits and values provided under the policy, when based on the investment experience of the variable account, are variable and are not guaranteed as to dollar amount. Therefore, prior to the annuity date the owner bears the entire investment risk under the policy for amounts allocated to the variable account.

         There is no guaranteed or minimum cash surrender value on amounts allocated to the variable account, so the proceeds of a surrender could be less than the amount invested.

         The initial premium for each policy must be at least $5,000 ($2,000 for contributory IRAs, SEP/IRAs and Roth IRAs). Generally each additional premium must be at least $1,000, unless an automatic premium plan is selected. See "Premiums" page 28.

The Variable Account


         The variable account is a separate account (designated Separate Account VA-6NY) that is subdivided into variable sub-accounts. See "The Variable
Account" page 21. Assets of each variable sub-account are invested in a specified mutual fund portfolio ("portfolio"). The variable sub-accounts currently available for investment are:

Alger American Income & Growth      ........MFS VIT Research
Alliance VPF Growth & Income        Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth         Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation   .Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap               OCC Accumulation Trust Managed
Janus Aspen Balanced                OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth        ........Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth             ........Transamerica VIF Money Market
MFS VIT Growth with Income





         The portfolios pay their investment advisers and administrators certain fees charged against the assets of each portfolio. The variable accumulated value, if any, of a policy and the amount of any variable settlement option payments will vary to reflect the investment performance of the variable sub-accounts to which amounts have been allocated. Additionally, applicable charges are deducted. See "Charges, Fees and Deductions" page 37. For more information about the portfolios, see "The Portfolios" page 21 and the accompanying portfolios' prospectuses.

The Fixed Account

         The policy provides an option to invest premiums in a fixed account which is part of the general account of Transamerica.

         The amounts in the fixed account will be credited interest at a rate of not less than 3% annually. Transamerica may credit interest at a rate in excess of 3% at its discretion for any class. Each interest rate will be guaranteed to be credited for at least 12 months.

Investment Option Limits

         Currently, the owner may not elect more than a total of eighteen investment options over the life of the policy. Investment options include variable sub-accounts and the fixed account. See "Investment Option Limits" page 29.

Transfers Before the Annuity Date

         Prior to the annuity date, you may transfer values between the variable sub-accounts and the fixed account (within limits). For transfers after the annuity date, see "After the Annuity Date" page 32

         Transfers out of the fixed account are restricted to four per policy year and to a limited percentage of the fixed policy value. More frequent transfers may be allowed under certain services and options, for example, dollar cost averaging. See "The Fixed Account" in Appendix A.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 12 made during the same policy year. See "Transfers" on page 30 for additional limitations and information regarding transfers.

Withdrawals

         You may withdraw all or part of the cash surrender value on or before the annuity date. The cash surrender value of your policy is the policy value less any policy fee, contingent deferred sales load and premium tax charges. The policy fee generally will be deducted on a full surrender of a policy if the policy value is then less than $50,000. Transamerica may delay payment of any withdrawal from the fixed account for up to six months. See "Cash Withdrawals" page 32

Withdrawals may be taxable, subject to withholding and subject to a penalty tax. Withdrawals from a qualified policy may be subject to severe restrictions and, in certain circumstances, prohibited. See "Federal Tax Matters" page 43.

Contingent Deferred Sales Load

          Transamerica does not deduct a sales charge when premiums are paid (although premium tax charges may be deducted). However, if any part of the policy value is withdrawn, a contingent deferred sales load of up to 6% of premiums may be deducted. After a premium has been held by Transamerica for seven years, it may be withdrawn without charge. No contingent deferred sales load is assessed on payment of the death benefit, on transfers within the policy, or on certain annuitizations. See "Contingent Deferred Sales Load" page 37, and "Withdrawals" page 32.

         Also, beginning 30 days from the policy effective date (or the end of the free look period if later), any portion of the "allowed amount" may be withdrawn each policy year without imposition of any contingent deferred sales load. The allowed amount for each policy year is equal to 10% of premiums, that were received during the last seven years, as of the prior policy anniversary, less any withdrawals already taken that policy year. All premiums not previously withdrawn that have been held at least seven years are not subject to a contingent deferred sales load. For purposes of calculating the contingent deferred sales load, withdrawals will be considered to be taken first from premiums, on a first in/first out basis, and then from earnings.

Other Charges and Deductions

         Transamerica deducts a mortality and expense risk charge of 1.20% (annually) of the assets in the variable account and an administrative expense charge of 0.15% (annually) of these assets. The administrative expense charge may change, but it is guaranteed not to exceed a maximum effective annual rate of 0.35%. See "Mortality and Expense Risk Charge" page 39 and "Administrative Charges" page 38.

         An policy fee of currently $30 (or 2% of the policy value, if less) is deducted at the end of each policy year and upon surrender. This fee may change but it is guaranteed not to exceed $60 (or 2% of the policy value, if less) per policy year. If the policy value is more than $50,000 on the last business day of a policy year (or as of the date the policy is surrendered), the policy fee will be waived for that year.

         After the annuity date, the annual annuity fee of $30 will be deducted in equal installments from each periodic payment under the variable payment option.

For each transfer in excess of 12 during a policy year, a transfer fee of $10 will be imposed. See "Transfer Fee" page 40.

         Also, New York currently has no premium tax nor retaliatory premium tax. If New York imposes these taxes in the future, or if the owner is or becomes a resident of a state other than New York where such taxes apply, the charges could be deducted from premiums and/or from the annuity purchase amount upon annuitization (See "Premium Taxes" page 39.)

         Currently, no fees are deducted for any other services or options under the policy. However, Transamerica does reserve the right to impose fees to cover processing for certain services and options in the future, including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

Variable Policy Fee Table

         The purpose of this table is to assist in understanding the various costs and expenses that the owner will bear directly and indirectly. The table reflects expenses of the variable account as well as of the mutual fund portfolios. The table assumes that the entire policy value is in the variable account. The information below should be considered together with the narrative provided under the heading "Charges, Fees and Deductions" on page 31 of this prospectus, and with the prospectuses for the portfolios. In addition to the expenses listed below, premium tax charges may be applicable.

                                  Sales Load(1)


Sales Load Imposed on Premiums                        0

Maximum Contingent Deferred Sales Load(2)            6%



 Range of Contingent Deferred Sales Load Over Time
                   Years Since                   Contingent Deferred Sales Load
                Premium  Receipt                  (as a percentage of premium)
     Less than 1 year                                         6%
     1 year but less than 2 years                             6%
     2 years but less than 3 years                            5%
     3 years but less than  4 years                           5%
     4 years but less than  5 years                           4%
     5 years but less than 6 years                            4%
     6 years but less 7 years                                 2%
     7 or more years                                          0%

                              Other Policy Expenses

                    Transfer Fee (first 12 per policy year)(3)              0
                    Fees For Other Services and Options(4)                  0
                    Policy Fee(5)                                           $30




                       Variable Account Annual Expenses(6)
               (as a percentage of the variable accumulated value)
                     Mortality and Expense Risk Charge 1.20%
                     Administrative Expense Charge(7) 0.15%
                  Total Variable Account Annual Expenses 1.35%



                               Portfolio Expenses


  (as a percentage of assets after fee waiver and/or expense reimbursement)(7)

                                                                                                       Total
                                                                                                     Portfolio
                                                             Management              Other             Annual
                      Portfolio                                 Fees               Expenses           Expenses
Alger American Income & Growth                                 0.625                 0.115              0.74
Alliance VPF Growth & Income                                    0.63                 0.09               0.72
Alliance VPF Premier Growth                                     0.85                 0.10               0.95
Dreyfus VIF Capital Appreciation                                0.75                 0.05               0.80
Dreyfus VIF Small Cap                                           0.75                 0.03               0.78
Janus Aspen Balanced                                            0.76                 0.07               0.83
Janus Aspen Worldwide Growth                                    0.66                 0.08               0.74
MFS VIT Emerging Growth                                         0.75                 0.12               0.87
MFS VIT Growth with Income                                      0.75                 0.25               1.00
MFS VIT Research                                                0.75                 0.13               0.88
Morgan Stanley UF Fixed Income                                  0.00                 0.70               0.70
Morgan Stanley UF High Yield                                    0.00                 0.80               0.80
Morgan Stanley UF International Magnum                          0.00                 1.15               1.15
OCC Accumulation Trust Managed                                  0.80                 0.07               0.87
OCC Accumulation Trust Small Cap                                0.80                 0.17               0.97
Transamerica VIF Growth                                         0.62                 0.23               0.85
Transamerica VIF Money Market                                   0.35                 0.25               0.60

Expense information regarding the portfolios has been provided by the portfolios. In preparing the tables above and below and the examples that follow, Transamerica has relied on the figures provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. These figures are for the year ended December 31, 1997, except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:

(1) The contingent deferred sales load applies to each policy, regardless of how the account value is allocated between the variable account and the general account options.

(2) A portion of the premiums may be withdrawn each policy year without imposition of any contingent deferred sales load, and after seven years, a premium may be withdrawn free of any contingent deferred sales load. See "Charges, Fees and deductions" page 35.

(3) A transfer fee of $10 will be imposed for each transfer in excess of 18 in a policy year. See "Charges, Fees and Deductions" page 35.

(4) Transamerica currently does not impose fees for any other services, or options. However, Transamerica reserves the right to impose a fee for various services and options including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

(5) The current account fee is $30 (or 2% of the account value, if less) per policy year. This fee will be waived for account values over $50,000. This limit may be changed in the future. The fee may be changed, but it may not exceed $60 (or 2% of the account value, if less). See "Charges, Fees and Deductions" page 35.



(6) The variable account annual expenses do not apply to the general account options.

(7) The current annual administrative expense charge of 0.15% may be increased to 0.35%. See "Charges, Fees and Deductions" page 35.

(8) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1997 (except for the Transamerica VIF Money Market Portfolio, which are estimates). The expenses shown in that table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1998, except for Alliance VPF Premier Growth for which the management fee, other expenses and total portfolios annual expenses for 1998 without waivers or reimbursements are estimated to be 1.00%, 0.08% and 1.08%, respectively. Without such waivers or reimbursements, the annual expenses for 1997 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                                   Total Portfolio
                                                                                                   Annual Expenses
                                                                  Management       Other Expenses
                                                                      Fee
          Alliance VPF Growth & Income                               0.63               0.09             0.72
          Alliance VPF Premier Growth                                1.00               0.10             1.10
          Janus Aspen Balanced                                       0.77               0.06             0.83
          Janus Aspen Worldwide Growth                               0.72               0.09             0.81
          MFS VIT Growth with Income                                 0.75               0.35             1.10
          Morgan Stanley UF Fixed Income                             0.40               1.31             1.71
          Morgan Stanley UF High Yield                               0.80               0.88             1.68
          Morgan Stanley UF International Magnum                     0.80               1.98             2.78
          Transamerica VIF Growth                                    0.75               0.23             0.98

         Without expense reimbursements, the management fee, other expenses and total portfolios expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.35%, 0.45% and 0.80%, respectively. There were no fee waivers or expense reimbursements during 1997 for the Alger American Income and Growth Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Dreyfus VIF
         Small Cap Portfolio, MFS VIT Emerging Growth Portfolio, MFS VIT Research Portfolio, OCC Accumulation Trust Managed Portfolio or OCC Accumulation Trust Small Cap Portfolio.

          EXAMPLES

                   The following tables show the total expenses an owner would incur in various situations assuming a $1,000 investment and a 5% annual return on assets.

                   These examples assume an average policy value of $40,000 and, therefore, a deduction of 0.075% has been made to reflect the $30 policy fee. These examples also assume that all amounts were allocated to the variable sub-account indicated. These examples also assume that no transfer fees or other option or service fees or premium tax charges have been assessed. Premium tax charges may be applicable, but are not currently assessed by the State of New York. See "Premium Tax Charges" page 39.


                   Examples 1 through 3 show expenses for policies based upon the expenses incurred by the portfolio for 1997, including any fee waivers or expenses reimbursements for the portfolios for1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. For annuitizations before the first policy anniversary, and for annuitizations under a form that does not include life contingencies, the contingent deferred sales load may apply (see expense examples in column 1).



                                                                                               3.  If the owner
Examples 1-3                                                                                   elects to annuitize at
An owner would pay the following expenses     1.  If the owner         2.  If the owner does   the end of the
on a $1,000 investment, assuming a 5%         surrenders the policy    not surrender and       applicable period
annual return on assets:                      at the end of the        does not annuitize      under a Settlement
                                              applicable time period:  the policy:             Option with life
                                                                                               contingencies:


                                                 1 Year       3 Years     1 Year      3 Years    1 Year       3 Years
                                                 75.96       112.76      21.96       67.76       21.96        67.76
Alger American Income & Growth
                                                 75.76       112.15      21.76       67.15       21.76        67.15
Alliance VPF Growth and Income
                                                 78.06       119.10      24.06       74.10       24.06        74.10
Alliance VPF Premium Growth
                                                 76.56       114.57      22.56       69.57       22.56        69.57
Dreyfus VIF Capital Appreciation
                                                 76.36       113.97      22.36       68.97       22.36        68.97
Dreyfus VIF Small Cap
                                                 76.86       115.48      22.86       70.48       22.86        70.48
Janus Aspen Balanced
                                                 75.96       112.76      21.96       67.76       21.96        67.76
Janus Aspen Worldwide Growth
                                                 78.56       120.60      24.56       75.60       24.56        75.60
MFS VIF Growth with Income
                                                 77.26       116.69      23.26       71.69       23.26        71.69
MFS VIT Emerging Growth
                                                 77.36       116.99      23.36       71.99       23.36        71.99
MFS VIT Research
                                                 75.56       111.54      21.56       66.54       21.56        66.54
Morgan Stanley UF Fixed Income
                                                 76.56       114.57      22.56       69.57       22.56        69.57
Morgan Stanley UF High Yield
                                                 80.06       125.10      26.06       80.10       26.06        80.10
Morgan Stanley UF International Magnum
                                                 77.23       116.39      23.23       71.39       23.23        71.39
OCC Accumulation Trust Managed
                                                 78.24       119.50      24.24       74.50       24.24        74.50
OCC Accumulation Trust Small Cap
                                                 77.06       116.08      23.06       71.08       23.06        71.08
Transamerica VIF Growth
                                                 74.55       108.51      20.55       63.51       20.55        63.51
Transamerica VIF Money Market



THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES IN THE POLICY. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

Settlement Option Payments

         Settlement option payments will be made either on a fixed basis or a variable basis or a combination of a fixed and variable basis, as you select. You have flexibility in choosing the annuity date, but it may generally not be a date later than the annuitant's 90th birthday. Certain qualified policies may have restrictions as to the annuity date and the types of settlement options available. See "Settlement Option Payments" page 40.

         Four    settlement    options   are
available   under   the   policy:   (1) life
annuity;  (2) life and  contingent  annuity;
(3) life  annuity with period  certain;  and
(4) joint   and   survivor   annuity.    See
"Settlement Option Forms" page 42.

Death of Owner Before the Annuity Date

         If an owner dies prior to the annuity date and before either the owner's or any joint owner's 85th birthday, the death benefit for the policy will be the greatest of (a) the policy value or (b) the sum of all premiums paid to the policy, less withdrawals and applicable premium tax charges, or (c) the highest policy value on any policy anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus premiums made and less withdrawals and applicable premium tax charges since that policy anniversary. If death occurs after the earlier of the owner's or joint owner's 85th birthday, the death benefit will be the policy value. If the owner is not a natural person, the annuitant will be treated as the owner(s) for purposes of the death benefit.

         The death benefit will generally be paid within seven days of receipt of the required proof of death of the owner and election of the method of settlement or as soon thereafter as Transamerica has sufficient information to make the payment. If no settlement method is elected the death benefit will be distributed within five years after the owner's death. No contingent deferred sales load is imposed. The death benefit may be paid as either a lump sum or as a settlement option. See "Death Benefit" page 34.

Federal Income Tax Consequences

         An owner who is a natural person generally should not be taxed on increases in the policy value until a distribution under the policy occurs (e.g., a withdrawal or settlement option payment) or is deemed to occur (e.g., a pledge, loan, or assignment of a policy). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise (although withholding is mandatory for certain qualified policies). In addition, a federal penalty tax may apply to certain distributions. See "Federal Tax Matters" page 43.

Right to Cancel

         The owner has the right to examine the policy for a limited period, known as a "free look period." The owner can cancel the policy during this period by delivering a written notice of cancellation or sending a telegram and returning the policy to (a) the agent through whom the policy was purchased or
(b) the Service Center before midnight of the tenth day after receipt of the policy (or longer if required by state law). Notice given by mail and return of the policy by mail, properly addressed and postage prepaid, will be deemed by Transamerica to have been made on the date postmarked. Unless otherwise required by law, Transamerica will refund the premium(s) allocated to the fixed account (less any withdrawals) plus the variable accumulated value as of the date the written notice and the policy are received by Transamerica. See "Premiums" page 28 and "Policy Value" page 26.

Questions

         Questions about procedures or the policy can be answered by the Transamerica Annuity Service Center ("Service Center"), at P.O. Box 31848, Charlotte, North Carolina 28231-1848, telephone (800) 258-4260. All inquiries should include the policy number and the owner's name.

         NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this prospectus and in the prospectuses for the portfolios which should be referred to for more detailed information. With respect to qualified policies, it should be noted that the requirements of a particular retirement plan, an endorsement to the policy, or limitations or penalties imposed by the Code or the Employee Retirement Income Security Act of 1974, as amended, may impose additional limits or restrictions on premiums, withdrawals, distributions, or benefits, or on other provisions of the policy. This prospectus does not describe such limitations or restrictions. See "Federal Tax Matters" page 43.

CONDENSED FINANCIAL INFORMATION

         Because the variable account has not yet commenced operations, there are no financial statements available.

TRANSAMERICA  LIFE INSURANCE  COMPANY OF NEW
YORK AND THE VARIABLE ACCOUNT

Transamerica  Life Insurance  Company of New
York


         Transamerica Life Insurance Company of New York (formerly called First Transamerica Life Insurance Company) ("Transamerica") is a stock life insurance company incorporated under the laws of the State of New York on February 5, 1986. It is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned subsidiary of Transamerica Occidental Life Insurance Company, which in turn is an indirect wholly-owned subsidiary of Transamerica Corporation, a financial services organization. The address of Transamerica is 100 Manhattanville Road, Purchase, New York 10577. The name change for Transamerica became effective May 1, 1997.


Published Ratings

         Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The ratings reflect the financial strength and/or claims-paying ability of Transamerica and should not be considered as bearing on the investment performance of the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Transamerica as measured by Standard & Poor's Insurance Ratings Services,
Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms, including its obligations under the fixed account of this policy. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

The Variable Account


         Separate Account VA-6NY of Transamerica (the "variable account") was established by Transamerica as a separate account under the laws of the State of New York pursuant to September 11, 1996, resolutions of Transamerica's Board of Directors. The variable account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management or the investment practices or policies of the variable account.


         The assets of the variable account are owned by Transamerica but they are held separately from the other assets of Transamerica. Section 4240 of the New York Insurance Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company (except to the extent that assets in the separate account exceed the reserves and other liabilities of the separate account). Income, gains and losses incurred on the assets in the variable account, whether or not realized, are credited to or charged against the variable account without regard to other income, gains or losses of Transamerica. Therefore, the investment performance of the variable account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account maintained by Transamerica.

         The variable account currently has seventeen variable sub-accounts available under the policy, each of which invests solely in a specific corresponding portfolio. Changes to the variable sub-accounts may be made at the discretion of Transamerica. See "Addition, Deletion, or Substitution" page 26.

THE PORTFOLIOS

         Each of the variable sub-accounts offered under the policy invests exclusively in one of the portfolios. Descriptions of each portfolio's investment objectives follow. The management fees listed below are fees specified in the applicable advisory policy (i.e., before any fee waivers).

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. Alger
Management will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:    Fred   Alger   Management,    Inc.
Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:   Alliance  Capital  Management  L.P.
Management Fee:  0.625%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:   Alliance  Capital  Management  L.P.
Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser:      The     Dreyfus     Corporation.
Sub-Adviser:  Fayez  Sarofim & Co.  Management
Fee:  0.75%.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:      The     Dreyfus     Corporation.
Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser:     Janus    Capital     Corporation.
Management   Fee:  0.75%  of  the  first  $300
million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser:     Janus    Capital     Corporation.
Management   Fee:  0.75%  of  the  first  $300
million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:   Massachusetts   Financial  Services
Company.  Management Fee:  0.75%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:   Massachusetts   Financial  Services
Company.  Management Fee:  0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:   Massachusetts   Financial  Services
Company.  Management Fee:   0.75%.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser:  Miller  Anderson  &  Sherrerd,  LLP.
Management   Fee:  0.40%  of  the  first  $500
million plus 0.35% of the next $500 million plus 0.30% of the assets over $1 billion.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser:  Miller  Anderson  &  Sherrerd,  LLP.
Management Fee: 0.50% of first $500 million plus 0.45% of next $500 million plus 0.40% of the assets over $1 billion.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser:   Morgan  Stanley  Asset   Management
Inc.   Management  Fee:  0.80%  of  the  first
$500  million  plus  0.75%  of the  next  $500
million  plus  0.70%  of the  assets  over  $1
billion.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser:   OpCap  Advisors.   Management  Fee:
0.80% of first $400 million plus 0.75% of next $400 million plus 0.70% of the assets over $800 million.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser:   OpCap  Advisors.   Management  Fee:
0.80% of the first $400 million plus 0.75% of the next $400 million plus 0.70% of assets over $800 million.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The Growth Portfolio invests primarily in common stocks of growth companies that are considered by the manager to be premier companies. In the manager's view, characteristics of premier companies include one or more of the following: dominant market share; leading brand recognition; proprietary products or technology; low-cost production capability; and excellent management with shareholder orientation. The manager of the Portfolio believes in long-term investing and places great emphasis on the sustainability of the above competitive advantages. Unless market conditions indicate otherwise, the manager also tries to keep the Portfolio fully invested in equity-type securities and does not try to time stock market movements. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:    Transamerica    Occidental    Life
Insurance        Company.         Sub-Adviser:
Transamerica    Investment   Services,    Inc.
Management Fee:  0.75%.

The   Money   Market    Portfolio   of   the
Transamerica  Variable Insurance Fund, Inc.,
seeks to maximize  current income from money
market securities  consistent with liquidity
and  the  preservation  of  principal.   The
portfolio  invests primarily in high quality
U.  S.   dollar-denominated   money   market
instruments with remaining  maturities of 13
months  or  less,   including:   obligations
issued  or  guaranteed  by  the  U.  S.  and
foreign  governments  and their agencies and
instrumentalities;  obligations of U. S. and
foreign  banks,  or their foreign  branches,
and  U.   S.   savings   banks;   short-term
corporate obligations,  including commercial
paper,  notes and  bonds;  other  short-term
debt obligations  with remaining  maturities
of  397   days  or  less;   and   repurchase
agreements  involving any of the  securities
mentioned  above.  The  portfolio  may  also
purchase other  marketable,  non-convertible
corporate   debt   securities   of   U.   S.
issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:    Transamerica    Occidental    Life
Insurance        Company.         Sub-Adviser:
Transamerica    Investment   Services,    Inc.
Management Fee:  0.35%.

         Meeting investment objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES.

         An investment in the policy is not a deposit or obligation of, or guaranteed or endorsed, by any bank, nor is the policy federally insured by the Federal Deposit Insurance Corporation or any other government agency. Investing in the policy involves certain investment risks, including possible loss of principal.

         Since all of the portfolios are available to registered separate accounts offering variable annuity and variable life products of Transamerica as well as other insurance companies, there is a possibility that a material conflict may arise between the interests of the variable account and one or more other separate accounts investing in the portfolios. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the portfolios. See the portfolios' prospectuses for greater details.

         Additional information concerning the investment objectives and policies of all of the portfolios, the investment advisory services and administrative services and charges can be found in the current prospectuses for the portfolios which accompany this prospectus. The portfolios' prospectuses should be read carefully before any decision is made concerning the allocation of premiums to, or transfers among, the variable sub-accounts.

         Transamerica  may receive  payments
from some or all of the  portfolios or their
advisers,  in varying  amounts,  that may be
based on the amount of assets  allocated  to
the   portfolios.   The   payments  are  for
administrative or distribution services.
Addition, Deletion, or Substitution

         Transamerica does not control the portfolios and cannot guarantee that any of the variable sub-accounts offered under this policy or any of the portfolios will always be available for allocation of premiums or transfers. Transamerica retains the right to make changes in the variable account and in its investments.

         Transamerica reserves the right to eliminate the shares of any portfolio held by a variable sub-account and to substitute shares of another portfolio or of another investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the variable account. To the extent required by the 1940 Act, a substitution of shares attributable to the owner's interest in a variable sub-account will not be made without prior notice to the owner and the prior approval of the Commission. Nothing contained herein shall prevent the variable account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by owners.

         New variable sub-accounts for the policies may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions so warrant. Any new variable sub-accounts will be made available to existing owners on a basis to be determined by Transamerica. Each additional variable sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more variable sub-accounts if, in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any variable sub-account is eliminated, Transamerica will notify owners and request a re-allocation of the amounts invested in the eliminated variable sub-account.

         In the event of any substitution or change, Transamerica may make such changes in the policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the variable account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

Subject to the approval of the New York Insurance Department, Transamerica reserves the right to eliminate the shares of any Portfolio held by a sub-account, and to substitute shares of another portfolio or of another investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the variable account. To the extent required by the 1940 Act, a substitution of shares attributable to the owner's interest in a sub-account will not be made without prior notice to the owner and the prior approval of the Commission. Nothing contained herein shall prevent the variable account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Owners.

THE CONTRACTTHE POLICY

         The policy is a flexible premium deferred annuity policy. The rights and benefits are described below and in the individual policy; however, Transamerica reserves the right to make any modification to conform the policy to, or give the owner the benefit of, any federal or state statute or rule or regulation. The obligations under the policy are obligations of Transamerica. The policies are available on a non-qualified basis and on a qualified basis. Policies available on a qualified basis are as follows: (1) rollover and contributory individual retirement annuities (IRAs) under Code Sections 408(a) and 408(b); (2) conversion and contributory Roth IRAs under Code Section 408A;
(3) simplified employee pension plans (SEP/IRAs) that qualify for special federal income tax treatment under Code Section 408(k); (4) Code Section 403(b) annuities; and (5) qualified pension and profit sharing plans intended to qualify under Code Section 401. Generally, qualified policies contain certain restrictive provisions limiting the timing and amount of premiums to, and distributions from, the qualified policy. For further discussion concerning qualified policies, see "Federal Tax Matters" page 43.

Ownership

         The owner is entitled to the rights granted by the policy. If the owner dies, the rights of the owner belong to the joint owner, if any, and then to the owner's beneficiary. If there are joint owners, the one designated as the primary owner will receive all mail and any tax reporting information.

         For non-qualified policies, the owner is entitled to designate the annuitant(s) and, if the owner is an individual, the owner can change the annuitant(s) at any time before the annuity date. Any such change will be subject to our then current underwriting requirements. Transamerica reserves the right to reject any change of annuitant(s) which has been made without our prior written consent.



         If the owner is not an individual, the annuitant(s) may not be changed once the policy is issued. Different rules apply to qualified contracts. See "Federal Tax Matters," page 43.

         For each policy, a different account will be established and values, benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each policy, unless otherwise noted.


PREMIUMS

Premiums

         All premiums must be paid to the Service Center. A confirmation will be issued to the owner upon the acceptance of each premium.

         The  initial  premium  must  be  at
least $5,000 ($2,000 for contributory IRAs, SEP/IRAs and Roth IRAs).

         The policy will be issued and the initial premium generally will be credited within two business days after the receipt of both sufficient information to issue a policy and the initial premium at the Service Center. Acceptance is subject to sufficient information being provided in a form acceptable to Transamerica, and Transamerica reserves the right to reject any request for issuance of a policy or premium. Contracts normally will not be issued with respect to owners, joint owners, or annuitants more than 90 years old, although Transamerica in its discretion may waive this restriction in appropriate cases. Transamerica further reserves the right to not accept premiums after the owners' (or annuitants' if non-individual owner) 91st birthday.

         If the initial premium allocated to the variable sub-account(s) cannot be credited within two days of receipt of the premium and information requesting issuance of a policy because the information is incomplete or for any other reason, then Transamerica will contact the owner, explain the reason for the delay and will refund the initial premium within five business days, unless the owner consents to Transamerica retaining the initial premium and crediting it as soon as the requirements are fulfilled.


         Additional premiums may be made at any time prior to the annuity date. Additional premiums must be at least $1,000 or at least $100 if made pursuant to an automatic premium plan under which the additional premiums are automatically deducted from a bank account and allocated to the policy. In addition, minimum allocation amounts apply (see "Allocation of Purchase Payments" below). Additional premiums are credited to the policy as of the date the payment is received.

         Total premiums for any policy may not exceed $1,000,000 without prior approval of Transamerica.


         In no event may the sum of all premiums for a policy during any taxable year exceed the limits imposed by any applicable federal or state law, rules, or regulations.

Allocation of Premiums

         You specify how premiums will be allocated under the policy. You may allocate premiums between and among one or more of the variable sub-accounts and the general account options as long as the portions are whole number percentages and any allocation percentage for a variable sub-account is at least 10%. In addition, there is a minimum allocation of $100 to any variable sub-account and the fixed account. Transamerica may waive this minimum allocation amount under certain options and circumstances.

         Each premium will be subject to the allocation percentages in effect at the time of receipt of such premium. The allocation percentages for additional premiums may be changed by the owner at any time by submitting a request for such change, in a form and manner acceptable to Transamerica, to the Service Center. Any changes to the allocation percentages are subject to the limitation(s) above. Any change will take effect with the first premium received with or after receipt by the Service Center of the request for such change and will continue in effect until subsequently changed.

         In certain jurisdictions and under certain conditions where by law Transamerica is required to return upon the exercise of the free look option, either (1) the premium or (2) the greater of the premium or account value, any initial allocation to the variable account may be held in the money market variable sub-account during the applicable free look period plus 5 days for delivery. Any such allocations to the money market variable sub-account will automatically be transferred at the end of the free-look period plus 5 days according to the owner's requested allocation. Such transfer will not count against the 12 allowed transfers without charge during the first policy year.

Investment Option Limits

         Currently, the owner may not allocate amounts to more than eighteen investment options over the life of the policy. Investment options include variable sub-accounts and general account options. Each variable sub-account, each duration of guarantee period under the guarantee period account and the fixed account that ever received a transfer or premium allocation count as one towards this total of eighteen limit. Transamerica may waive this limit in the future.

         For example, if the owner makes an allocation to the money market variable sub-account and later transfers all amounts out of this money market variable sub-account, it would still count as one for the purposes of the limitation even if it held no value. If the owner transfers from a variable sub-account to another variable sub-account and later back to the first, the count towards the limitation would be two, not three. If the owner selects a guarantee period and renews for the same term, the count will be one; but if the owner renews to a guarantee period with a different term, the count will be two.

POLICY VALUE

         Before the annuity date, the policy value is equal to: (a) the fixed account accumulated value plus (b) the variable accumulated value.

         The variable accumulated value is determined at the end of each valuation day. To determine the variable accumulated value on a day that is not a valuation day, the value as of the end of the next valuation day will be used. The variable accumulated value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected portfolios as well as the deductions for charges and fees. A valuation period is the period between successive valuation days. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation day and ends at the close of the New York Stock Exchange on the next succeeding valuation day. A valuation day is each day that the New York Stock Exchange is open for regular business.

         Premiums allocated to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. The number of variable accumulation units credited for each variable sub-account is determined by dividing the premium allocated to the variable sub-account by the variable accumulation unit value for that variable sub-account. In the case of the initial premium, variable accumulation units for that payment will be credited to the variable accumulated value within two valuation days of the later of: (a) the date sufficient information, in an acceptable manner and form, is received at our Service Center; or (b) the date our Service Center receives the initial premium. In the case of any additional premium, variable accumulation units for that premium will be credited at the end of the valuation period during which Transamerica receives the premium.


         The value of a variable accumulation unit for each variable sub-account is established at the end of each valuation period and is calculated by multiplying the value of that unit at the end of the prior valuation period by the variable sub-account's net investment factor for the valuation period. The value of a variable accumulation unit may go up or down. The value of a variable accumulation unit is affected by the investment performance, expenses and deduction of certain charges of the portfolio in which that variable sub-account invests.


         The  net   investment   factor  is  used  to  determine  the  value  of
accumulation and annuity unit values for the end of a valuation period. The applicable formula can be found in the Statement of Additional Information.

         Transfers involving variable sub-accounts will result in the crediting and/or cancellation of variable accumulation units having a total value equal to the dollar amount being transferred to or from a particular variable sub-account. The crediting and cancellation of such units is made using the variable accumulation unit value of the applicable variable sub-account as of the end of the valuation day in which the transfer is effective.

TRANSFERS

Before the Annuity Date

         Before the  annuity  date,  you may
transfer  all or any  portion  of the policy
value  among  the   variable   sub-accounts.
Transfers are restricted into or out of the fixed account. See "The Fixed Account" in
Appendix A.

         Transfers among the variable sub-accounts may be made by submitting a request, in a form and manner acceptable to Transamerica, to the Service Center. The transfer request must specify: (1) the variable sub-account(s) and/or fixed account from which the transfer is to be made; (2) the amount of the transfer; and (3) the variable sub-account(s) to receive the transferred amount. The minimum amount which may be transferred from the variable sub-accounts is $1,000. Transfers among the variable sub-accounts are also subject to such terms and conditions as may be imposed by the portfolios.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 12 made during the same policy year. Transamerica reserves the right to waive the transfer fee or vary the number of transfers without charge or not count transfers under certain options or services for purposes of the allowed number without charge. A transfer generally will be effective on the date the request for transfer is received by the Service Center.

         If a transfer reduces the value in a variable sub-account or in the fixed account to less than $1,000, then Transamerica reserves the right to transfer the remaining amount along with the amount requested to be transferred in accordance with the transfer instructions provided by the owner. Under current law, there will not be any tax liability for transfers within the policy.

Other Restrictions

         Transamerica reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. Transamerica has determined that the movement of significant variable sub-policy values from one variable sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities because the portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, Transamerica reserves the right to require that all transfer requests be made by the owner and not by a third party holding a power of attorney and to require that each transfer request be made by a separate communication to Transamerica. Transamerica also reserves the right to require that each transfer request be submitted in writing and be manually signed by the owner(s).

Dollar Cost Averaging


         Prior to the annuity date, the owner may request that amounts be automatically transferred on a monthly basis from a "source account," which is currently either the money market sub-account or the fixed account, to any of the variable sub-accounts by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Other source accounts may be available; call the Service Center for availability. Only one source account can be elected at a time.


         The transfers will begin when the owner requests, but no sooner than one week following, receipt of such request, provided that dollar cost averaging transfers will not commence until the later of (a) 30 days after the policy effective date, or (b) the estimated end of the free look period (allowing 5 days for delivery). Transfers will continue for the number of consecutive months selected by the owner unless (1) terminated by the owner, (2) automatically terminated by Transamerica because there are insufficient amounts in the source account, or (3) for other reasons as described in the election form. The owner may request that monthly transfers be continued for a term then available by giving notice to the Service Center in a form and manner acceptable to Transamerica within 30 days prior to the last monthly transfer. If no request to continue the monthly transfers is made by the owner, this option will terminate automatically with the last transfer at the end of the term.

         In order to be eligible for dollar cost averaging, the following conditions must be met: (1) the value of the source account must be at least $5,000; (2) the minimum amount that can be transferred out of the source account is $250 per month; and (3) the minimum amount transferred into any other variable sub-account is the greater of $250 or 10% of the amount being transferred. These limits may be changed for new elections of this service. Dollar cost averaging transfers can not be made from a source account from which systematic withdrawals or automatic payouts are also being made. Dollar cost averaging may not be elected at the same time automatic asset rebalancing is in effect.

         There is currently no charge for the dollar cost averaging option and transfers due to dollar cost averaging currently will not count toward the number of transfers allowed without charge per policy year. Transamerica may charge in the future for dollar cost averaging.

         Dollar cost averaging transfers may not be made to the fixed account.

Automatic Asset Rebalancing

         After premiums have been allocated among the variable sub-accounts, the performance of each variable sub-account may cause proportions of the values in the variable sub-accounts to vary from the allocation percentages. The owner may instruct Transamerica to automatically rebalance the amounts in the variable account by reallocating amounts among the variable sub-accounts, at the time, and in the percentages, specified in the owner instructions to Transamerica and accepted by Transamerica. The owner may elect to have the rebalancing done on an annual, semi-annual or quarterly basis. The owner may elect to have amounts allocated among the variable sub-accounts using whole percentages, with a minimum of 10% allocated to each variable sub-account.

         The owner may elect to establish, change or terminate the automatic asset rebalancing by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Automatic asset rebalancing currently will not count towards the number of transfers without charge in a policy year. Transamerica reserves the right to discontinue the automatic asset rebalancing service at any time for any reason. There is currently no charge for the automatic asset rebalancing service. Transamerica may in the future charge for this service and may count the transfers toward those allowed without charge.

         Automatic  asset   rebalancing  may
not be elected at the same time that dollar cost averaging is in effect.
After the Annuity Date

         If a variable payment option is elected, the owner may make transfers among variable sub-accounts after the annuity date by giving a written request to the Service Center, subject to the following provisions: (1) transfers after the annuity date may be made no more than four times during any policy year; and
(2) the minimum amount transferred from one variable sub-account to another is the amount supporting a current $50 monthly payment.

         Transfers among variable sub-accounts after the annuity date will be processed based on the formula outlined in the appendix in the Statement of Additional Information.

CASH WITHDRAWALS

         The owner of a non-qualified policy may withdraw all or part of the cash surrender value at any time prior to the annuity date by giving a written request to the Service Center. For qualified policies, reference should be made to the terms of the particular retirement plan or arrangement for any additional limitations or restrictions, including prohibitions on cash withdrawals. See "Federal Tax Matters," page 43. The cash surrender value is equal to the policy value, less any policy fee, contingent deferred sales load and premium tax charges. A full surrender will result in a cash withdrawal payment equal to the cash surrender value at the end of the valuation period during which the election is received along with all completed forms then required by Transamerica. No surrenders or withdrawals may be made after the annuity date. Partial withdrawals must be at least $1,000.

         In the case of a partial withdrawal, you may direct the Service Center to withdraw amounts from specific variable sub-account(s) and/or from the fixed account. If the owner does not specify, the withdrawal will be taken pro rata from policy value.

         A partial withdrawal request cannot be made if it would reduce the policy value to less than $2,000. In that case, the owner will be notified.

         Withdrawal (including surrender) requests generally will be processed as of the end of the valuation period during which the request, including all completed forms, is received. Payment of any cash withdrawal, settlement option payment or lump sum death benefit due from the variable account and processing of any transfers will occur within seven days from the date the election is received, except that Transamerica may postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Commission, or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners. The withdrawal request will be effective when all required withdrawal request forms are received. Payments of any amounts derived from a premium paid by check may be delayed until the check has cleared the owner's bank.

         Transamerica may delay payment of any withdrawal from the fixed account for up to six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment.

         SINCE THE OWNER ASSUMES THE INVESTMENT RISK FOR ALL AMOUNTS IN THE VARIABLE ACCOUNT AND BECAUSE CERTAIN WITHDRAWALS ARE SUBJECT TO A CONTINGENT DEFERRED SALES LOAD AND OTHER CHARGES, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE POLICY MAY BE MORE OR LESS THAN THE TOTAL PREMIUMS CONTRIBUTED.

         An owner may elect, under the systematic withdrawal option or automatic payout option (but not both), to withdraw certain amounts on a periodic basis from the variable sub-accounts prior to the annuity date.

         The   tax    consequences    of   a
withdrawal or surrender are discussed  later
in  this   prospectus.   See   "Federal  Tax
Matters" page 43.

Systematic Withdrawal Option

         Prior to the annuity date, you may elect to have withdrawals automatically made from one or more variable sub-account(s) on a monthly basis. Other distribution modes may be permitted. The withdrawals will not begin until the later of (a) 30 days after the policy effective date or (b) the end of the free look period. Withdrawals will be from the variable sub-account(s) and in the percentage allocations that you specify. If no specifications are made, withdrawals will be pro rata based on value from all variable sub-account(s) and the fixed account, if it has values. Systematic withdrawals cannot be made from a variable sub-account from which dollar cost averaging transfers are being made and cannot be elected concurrently with the automatic payout option. The systematic withdrawal option is currently not available with respect to the fixed account.

         To be eligible for the systematic withdrawal option, the policy value must be at least $12,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Currently, the owner can elect any amount over $100 to be withdrawn systematically. The owner may also make partial withdrawals while receiving systematic withdrawals. If the total withdrawals (systematic, automatic, or partial) in a policy year exceed the allowed amount to be withdrawn without charge for that year, any applicable contingent deferred sales load will then apply.

         The withdrawals will continue indefinitely unless terminated. If this option is terminated it may not be elected again until the end of the next 12 full months.

         Transamerica reserves the right to impose an annual fee of up to $25 for processing payments under this option. This fee, which is currently waived, will be deducted in equal installments from each systematic withdrawal during a policy year.

         Systematic   withdrawals   may   be
taxable and, prior to age 59 1/2, subject to a 10% federal tax penalty. See "Federal Tax Matters," page 43.

Automatic Payout Option ("APO")

         Prior to the annuity date, for qualified policies, the owner may elect the automatic payout option (APO) to satisfy minimum distribution requirements under Sections 401(a)(9), 403(b), and 408(b)(3) of the Code. See "Federal Tax Matters" page 43. For IRAs and SEP/IRAs this may be elected no earlier than six months prior to the calendar year in which the owner attains age 701?2, but payments may not begin earlier than January of such calendar year. For other qualified policies, APO can be elected no earlier than six months prior to the later of when the owner (a) attains age 70 1/2; and (b) retires from employment. Additionally, APO withdrawals may not begin before the later of (a) 30 days after the policy effective date or (b) the end of the free look period. APO may be elected in any calendar month, but no later than the month of the owner's 84th birthday.

         Withdrawals will be from the variable sub-account(s) and in the percentage allocations you specify. If no specifications are made, withdrawals will be pro rata based on policy value. Withdrawals can not be made from a variable sub-account from which dollar cost averaging transfers are being made. The APO is not currently available with respect to the fixed account. The calculation of the APO amount will reflect the total policy value although the withdrawals are only from the variable sub-accounts. This calculation and APO are based solely on value in this policy.

         To be eligible for this option,  the following  conditions must be met:
(1) the policy value must be at least $12,000 at the time of election; (2) the annual withdrawal amount is the larger of the required minimum distribution under Code Sections 401(a)(9) or 408(b)(3) or $500. These conditions may change. Currently, withdrawals under this option are only paid annually.

         The withdrawals will continue indefinitely unless terminated. If there are insufficient amounts in the variable account to make a withdrawal, this option generally will terminate. Once terminated, APO may not be elected again.

DEATH BENEFIT

         If an owner dies before the annuity date, a death benefit is payable. If death occurs prior to any owner's or joint owner's 85th birthday, the death benefit will be equal to the greatest of (a) the policy value, or (b) the sum of all premiums made to the policy less withdrawals and applicable premium tax charges, or (c) the highest policy value on any policy anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus premiums made less withdrawals and applicable premium tax charges since that policy anniversary. If the owner or joint owner dies before the annuity date and after either the deceased owner's or joint owner's 85th birthday, the death benefit is equal to the policy value. For purposes of calculating such death benefit, the policy value is determined as of the date the benefit is paid. If the owner is not a natural person, the annuitant(s) will be treated as the owner(s) for purposes of the death benefit. For example, if the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner(s) so the death benefit will be determined based on the age of the annuitant(s).

         An ownership change will be subject to our then current underwriting rules and may decrease the death benefit. However, such reduction will never decrease the death benefit below the policy value.

Payment of Death Benefit

         The death benefit is generally payable upon receipt of proof of death of the owner. Upon receipt of this proof and an election of a method of settlement, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment.

         The death benefit will be determined as of the end of the valuation period during which our Service Center receives both proof of death of the owner or joint owner and the written notice of the settlement option elected by the person to whom the death benefit is payable. If no settlement method is elected, the death benefit will be a lump sum distributed within five years after the owner's death. No contingent deferred sales load will apply.

         Until the death benefit is paid, the policy value allocated to the variable account remains in the variable account, and fluctuates with investment performance of the applicable portfolio(s). Accordingly, the amount of the death benefit depends on the policy value at the time the death benefit is paid, not at the time of death.

Designation of Beneficiaries

         The owner may select one or more beneficiaries by designating the person(s) to receive the amounts payable under this policy if: the owner dies before the annuity date and there is no joint owner, or the owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time. The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

         A beneficiary may be named or changed at any time in a form and manner acceptable to us. Any change made to an irrevocable beneficiary must also include the written consent of the beneficiary, except as otherwise required by law.

         If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this policy unless the owner gives us other instructions at the time the beneficiaries are named.

         Transamerica   may   rely   on  any
affidavit  by  any  responsible   person  in
determining the identity or non-existence of any beneficiary not identified by name

Death of Owner or  Joint  Owner  Before  the
Annuity Date

         If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit will be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72 (s)(6). For example, the policy will remain in force with the annuitant's surviving spouse as the new annuitant if:

         o        This  policy is owned by a
trust; and

         o The beneficiary is either the annuitant's surviving spouse or a trust holding the policy solely for the benefit of such spouse.

         The manner in which we will pay the death benefit depends on the status of the person(s) involved in the policy. The death benefit will be payable to the first person from the applicable list below:

If the owner is the annuitant:

         o        The joint  owner,  if any,
then

         o        The beneficiary, if any.

If the owner is not the annuitant:

         o        The joint  owner,  if any;
then

         o        The  beneficiary,  if any;
then

         o        The annuitant; then

         o        The  joint  annuitant;  if
any.

If the death benefit is payable to the owner's surviving spouse (or to a trust for the sole benefit of such surviving spouse),

         We will continue this policy with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse,

         We will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above,

         The person(s) to whom the death benefit is payable may elect to receive it:

         o        In a lump sum; or

         o        As    settlement    option
                  payments,   provided   the
                  person      making     the
                  election       is       an
                  individual.           Such
                  payments     must    begin
                  within  one year after the
                  owner's  death and must be
                  in  equal  amounts  over a
                  period    of   time    not
                  extending    beyond    the
                  individual's  life or life
                  expectancy.

         Election of either option must be made no later than 60 days prior to the one-year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the  person to whom the death  benefit is
payable   dies   before  the  entire   death
benefit is paid,

         We will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse),

         We will pay the death benefit in a lump sum within one year after the owner's death.

If the  Annuitant  Dies  Before the  Annuity
Date

         If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date

         If an owner or the annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

         Upon the owner's death after the annuity date, any remaining ownership rights granted under this policy will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision

         The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.

CHARGES, FEES  AND DEDUCTIONS

         No deductions are currently made from premiums (although we reserve the right to charge for any applicable premium tax charges). Therefore, the full amount of the premiums are invested in one or more of the variable sub-accounts and/or the fixed account.

Contingent Deferred Sales Load

         No deduction for sales charges is made from premiums at the time they are made. However, a contingent deferred sales load of up to 6% of premiums may be imposed on certain withdrawals or surrenders to partially cover certain expenses incurred by Transamerica relating to the sale of the policy, including commissions paid to salespersons, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

         The contingent deferred sales load percentage varies according to the number of years between when a premium was credited to the policy and when the withdrawal is made. The amount of the contingent deferred sales load is determined by multiplying the amount withdrawn subject to the contingent deferred sales load by the contingent deferred sales load percentage in accordance with the following table. In no event shall the aggregate contingent deferred sales load assessed against the policy exceed 6% of the aggregate premiums.

Number of Years Since
       Contingent Deferred Sales Load
Receipt of Premium
As a Percentage of Premium

Less than one year
         6%
1 year but less than 2 years
         6%
2        years but less than 3 years 5%
3        years but less than 4 years 5%
4        years but less than 5 years 4%
5        years but less than 6 years 4%
6        years but less than 7 years 2%
7 or more years
         0%

Free Withdrawals - Allowed Amount

         Beginning 30 days after the policy effective date (or the end of the free-look period, if later), the owner may make a withdrawal up to the "allowed amount", without incurring a contingent deferred sales load each policy year, before the annuity date.

         The allowed amount each policy year is equal to 10% of the total premiums received during the last seven years determined as of the last policy anniversary less any withdrawals during the present policy year. In the first policy year, the 10% will be applied to the total premiums paid at the time of the first withdrawal.

         Premiums held for seven full years or more may be withdrawn without charge.

         Withdrawals will be made first from premiums on a first-in/first-out basis and then from earnings. The allowed amount may vary depending on the state of issuance. If the allowed amount is not fully withdrawn or paid out during a policy year, it does not carry over to the next policy year.

Other Free Withdrawals

         In  addition,  no  contingent  deferred  sales load is  assessed:  upon
annuitization   after  the  first  policy  year  to  an  option  involving  life contingencies; upon payment of the death benefit; or upon transfers of policy value. Any applicable contingent deferred sales load will be deducted from the amount requested for both partial withdrawals (including withdrawals under the systematic withdrawal option or the APO) and full surrenders unless the owner elects to "gross-up" the amount for a partial withdrawal to cover the applicable contingent deferred sales load.

Administrative Charges

         Policy Fee

         At the end of each policy year before the annuity date, Transamerica deducts an annual policy fee as partial compensation for expenses relating to the issue and maintenance of the policy and the variable account. The annual policy fee is equal to the lesser of $30 or 2% of the policy value. The policy fee may be increased upon 30 days advance written notice subject to the prior approval of the New York State Insurance Department, but in no event may it exceed $60 (or 2% of the policy value, if less) per policy year. If the policy is surrendered, the policy fee, unless waived, will be deducted from a full surrender before the application of any continent deferred sales load. The policy fee will be deducted on a pro rata basis (based on values) from the policy value including both the variable sub-accounts and the fixed account. The policy fee for a policy year will be waived if the policy value exceeds $50,000 on the last business day of that policy year or as of the date the policy is surrendered.

         Annuity Fee

         After the annuity date, an annual annuity fee of $30 to help cover processing costs will be deducted in equal amounts from each variable payment made during the year ($2.50 each month if monthly payments). This fee will not be changed but may be waived. No annuity fee will be deducted from fixed payments.

         Administrative Expense Charge

         Transamerica also makes a daily deduction (the administrative expense charge) from the variable account (both before and after the policy date) at an effective current annual rate of 0.15% of assets held in each variable sub-account to reimburse Transamerica for administrative expenses. Transamerica has the ability in most states to increase or decrease this charge, but the charge is guaranteed not to exceed 0.35%. Transamerica will provide 30 days written notice of any change in fees. The administrative charges do not bear any relationship to the actual administrative costs of a particular policy. The administrative expense charge is reflected in the variable accumulation or variable annuity unit values for each variable sub-account.

Mortality and Expense Risk Charge

         Transamerica deducts a charge for bearing certain mortality and expense risks under the policies. This is a daily charge at an effective annual rate of 1.20% of the assets in the variable account. Transamerica guarantees that this charge of 1.20% will never increase. The mortality and expense risk charge is reflected in the variable accumulation and variable annuity unit values for each variable sub-account.

         Variable accumulated values and variable settlement option payments are not affected by changes in actual mortality experience incurred by Transamerica. The mortality risks assumed by Transamerica arise from its contractual obligations to make settlement option payments determined in accordance with the settlement option tables and other provisions contained in the policy and to pay death benefits prior to the annuity date.

         The expense risk assumed by Transamerica is the risk that Transamerica's actual expenses in administering the policies and the variable account will exceed the amount recovered through the administrative expense charge, policy fees, transfer fees and any fees imposed for certain options and services.

         If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on Transamerica. Conversely, if this charge is more than sufficient, any excess will be profit to Transamerica. Currently, Transamerica expects a profit from this charge.

         Transamerica anticipates that the contingent deferred sales load will not generate sufficient funds to pay the cost of distributing the policies. To the extent that the contingent deferred sales load is insufficient to cover the actual cost of policy distribution, the deficiency will be met from Transamerica's general corporate assets which may include amounts, if any, derived from the mortality and expense risk charge.

Premium Tax Charges

         Currently, New York has no premium tax or retaliatory premium tax. If New York imposes these taxes in the future, or if the owner is or becomes a resident of a state where such taxes apply, Transamerica will deduct applicable premium taxes, including any retaliatory taxes paid with respect to a particular policy from the premiums, from amounts withdrawn, or from amounts applied on the Annuity Date.

Transfer Fee

         Transamerica currently imposes a fee for each transfer in excess of the first 12 in a single policy year. Transamerica will deduct the charge from the amount transferred. This fee is $10 and will be used to help cover Transamerica's costs of processing transfers. Transamerica reserves the right to waive this fee or to not count transfers under certain options and services as part of the number of allowed annual transfers without charge.

Option and Service Fees

         Transamerica reserves the right to impose reasonable fees for administrative expenses associated with processing certain options and services. These fees would be deducted from each use of the option or service during a policy year.

Taxes

         No charges are currently made for taxes. However, Transamerica reserves the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that Transamerica determines to be attributable to the policies.

Portfolio Expenses

         The value of the assets in the variable account reflects the value of portfolio shares and therefore the fees and expenses paid by each portfolio. A complete description of the fees, expenses, and deductions from the portfolios are found in the portfolios' prospectuses. See "The Portfolios" page 21.


Sales in Special Situations

         Transamerica may sell the contracts in special situations that are expected to involve reduced expenses for Transamerica. These instances may include: 1) sales in certain group arrangements, such as employee savings plans;
2) sales to current or former officers, directors and employees (and their families) of Transamerica and its affiliates; 3) sales to officers, directors, and employees (and their families) of the portfolios' investment advisers and their affiliates; and 4) sales to officers, directors, employees and sales agents (registered representatives) (and their families) of broker-dealers and other financial institutions that have sales agreements with Transamerica to sell the contracts. In these situations, 1) the contingent deferred sales load may be reduced or waived, 2) the mortality and expense risk charge or administration charges may be reduced or waived; and/or 3) certain amounts may be credited to the contract account value (for examples, amounts related to commissions or sales compensation otherwise payable to a broker-dealer may be credited to the contract account value. These reductions in fees or charges or credits to account value will not unfairly discriminate against any contract owner. These reductions in fees or charges or credits to account value are generally taxable and treated as purchase payments for purposes of income tax and any possible premium tax charge.


DISTRIBUTION OF THE POLICY

         Transamerica Securities Sales Corporation ("TSSC") is the principal underwriter of the policies under a Distribution Agreement with Transamerica. TSSC may also serve as an underwriter and distributor of other policies issued through the variable account and certain other separate accounts of Transamerica and affiliates of Transamerica. TSSC is an indirect wholly-owned subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 1150 South Olive Street, Los Angeles, California 90015. TSSC may enter into sales agreements with broker/dealers to solicit applications for the policies through registered representatives who are licensed to sell securities and variable insurance products.

         Under the Sales Agreements, TSSC will pay broker-dealers compensation based on a percentage of each premium. The percentage may be up to 5.75% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commissions may be paid. The compensation amounts paid brokers-dealers by TSSC are not deducted directly from, or directly reduce, a policy's value.



SETTLEMENT OPTION  PAYMENTS

Annuity Date

         The annuity date is the date that the annuitization phase of the policy begins. On the annuity date, we will apply the annuity amount (defined below) to provide payments under the settlement option selected by the owner. The annuity date is selected by the owner and may be changed from time to time by the owner by giving notice, in a form and manner acceptable to Transamerica, to the Service Center, provided that notice of each change is received by the Service Center at least thirty (30) days prior to the then-current annuity date. The annuity date cannot be earlier than the first policy anniversary except for certain qualified policies. The latest annuity date which may be elected is the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitants' 90th birthday.

         The annuity date must be the first day of a calendar month. The first settlement option payment will be on the first day of the month immediately following the annuity date. Certain qualified policies may have restrictions as to the annuity date and the types of settlement options available. See "Federal Tax Matters," page 43.

Settlement Option Payments

         The annuity amount is the policy value, less any applicable contingent deferred sales load, and less any applicable premium tax charges. Any contingent deferred sales load will be waived if the settlement option payments involve life contingencies and begin on or after the first policy anniversary.

         If the amount of the monthly payment from the settlement option selected by the owner would result in a monthly settlement option payment of less than $20, or if the annuity amount is less than $2,000, Transamerica reserves the right to offer a less frequent mode of payment or pay the policy value in a cash payment. Monthly settlement option payments from the variable payment option will further be subject to a minimum monthly payment of $50 from each variable sub-account from which such payments are made.

         The owner may choose from the settlement options below. Transamerica may consent to other plans of payment before the annuity date. For settlement options involving life contingencies, the actual age and/or sex of the annuitant, or a joint annuitant will affect the amount of each payment. Sex-distinct rates generally are not allowed under certain qualified policies. Transamerica reserves the right to ask for satisfactory proof of the annuitant's (or joint annuitant's) age. Transamerica may delay settlement option payments until satisfactory proof is received. Since payments to older annuitants are expected to be fewer in number, the amount of each annuity payment shall be greater for older annuitants than for younger annuitants.

         The owner may choose from the two payment options described below. The annuity date and settlement options available for qualified policies may also be controlled by endorsements, the plan or applicable law.

Election  of  Settlement  Option  Forms  and
Payment Options

         Before the annuity date, and while the annuitant is living, the owner may, by written request, change the settlement option or payment option. The request for change must be received by the Service Center at least 30 days prior to the annuity date.

         In the event that a settlement option form and payment option is not selected at least 30 days before the annuity date, Transamerica will make settlement option payments in accordance with the 120 month period certain and life settlement option and the applicable provisions of the policy.

Payment Options

         Owners may elect a fixed or a variable payment option, or a combination of both (in 25% increments of the annuity amount).

         Unless specified otherwise, the annuity amount in the variable account will be used to provide a variable payment option and the amount in the fixed account will be used to provide a fixed payment option. In this event, the initial allocation of variable annuity units for the variable sub-accounts will be in proportion to the policy value in the variable sub-accounts on the annuity date. Fixed Payment Option

         A fixed payment option provides for payments which will remain constant pursuant to the terms of the settlement option elected. If a fixed payment option is selected, the portion of the annuity amount used to provide that payment option will be transferred to the general account assets of Transamerica, and the amount of payments will be established by the fixed settlement option selected and the age and sex (if sex-distinct rates are allowed by law) of the annuitant(s) and will not reflect investment experience after the annuity date. The fixed payment amounts are determined by applying the fixed settlement option purchase rate specified in the policy to the portion of the annuity amount applied to the payment option. Payments may vary after the death of an annuitant under some options; the amounts of variances are fixed on the annuity date.

Variable Payment Option

         A variable  payment  option  provides for payments  that vary in dollar
amount,   based  on  the  investment   performance  of  the  selected   variable
sub-account(s). The variable settlement option purchase rate tables in the policy reflect an assumed annual interest rate of 4%, so if the actual net investment performance of the variable sub-account(s) is less than 4%, then the dollar amount of the actual payments will decrease. If the actual net investment performance of the variable sub-account(s) is higher than 4%, then the dollar amount of the actual payments will increase. If the net investment performance exactly equals the 4% rate, then the dollar amount of the actual payments will remain constant. Transamerica may offer other assumed annual interest rates.

         Variable payments will be based on the variable sub-accounts selected by the owner, and on the allocations among the variable sub-accounts.

         For further details as to the determination of variable payments, see the Statement of Additional Information.

Settlement Option Forms

         The owner may choose any of the settlement option forms described below. Subject to approval by Transamerica, the owner may select any other settlement option form then being offered by Transamerica.

         (1) Life Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments end with the payment due just before the annuitant's death. There is no death benefit. It is possible that no payment will be made if the annuitant dies after the annuity date but before the first payment is due; only one payment will be made if the annuitant dies before the second payment is due, and so forth.

         (2) Life and Contingent Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will continue for as long as the annuitant lives. After the annuitant dies, payments will be made to the contingent annuitant, for as long as the contingent annuitant lives. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. Payments will end with the payment due just before the death of the contingent annuitant. There is no death benefit after both die. If the contingent annuitant does not survive the annuitant, payments will end with the payment due just before the death of the annuitant. It is possible that no payments or very few payments will be made, if the annuitant and contingent annuitant die shortly after the annuity date.

         The written request for this form must: (a) name the contingent annuitant; and (b) state the percentage of payments to be made after the annuitant dies. Once payments start under this settlement option form, the person named as contingent annuitant for purposes of being the measuring life, may not be changed. Transamerica will require proof of age for the annuitant and for the contingent annuitant before payments start.

         (3) Life   Annuity   With  Period
Certain.  Payments  start on the  first  day
of  the  month  immediately   following  the
annuity  date,  if the  annuitant is living.
Payments  will be made  for the  longer  of:
(a) the annuitant's life; or (b) the period certain. The period certain may be 120 or 180 or 240 months.

         If the annuitant dies after all payments have been made for the period certain, payments will cease with the payment due just before the annuitant's death. No benefit will then be payable to the beneficiary.

         If the annuitant dies during the period certain, the rest of the period certain payments will be made to the beneficiary, unless the owner provides otherwise.

         The  written  request for this form
must: (a) state the length of the period certain; and (b) name the beneficiary.

         (4) Joint and Survivor Annuity. Payments will be made starting on the first day of the month immediately following the annuity date, if and for as long as the annuitant and joint annuitant are living. After the annuitant or joint annuitant dies, payments will continue for so long as the survivor lives. Payments end with the payment due just before the death of the survivor. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. It is possible that no payments or very few payments will be made under this form if the annuitant and joint annuitant both die shortly after the annuity date.

         The written request for this form must: (a) name the joint annuitant; and (b) state the percentage of continued payments to be made after the first death. Once payments start under this settlement option form, the person named as joint annuitant, for the purpose of being the measuring life, may not be changed. Transamerica will need proof of age for the annuitant and joint annuitant before payments start.

         (5) Other Forms of Payment. Benefits can be provided under other settlement options not described in this section subject to Transamerica's agreement and any applicable state or federal law or regulation. Requests for any other settlement option must be made in writing to the Service Center at least 30 days before the annuity date.

         After the annuity date, (a) no changes can be made in the settlement option and payment option; (b) no additional premium will be accepted under the policy; and (c) no further withdrawals will be allowed.

         The owner of a non-qualified policy may, at any time after the annuity date by written notice to us at the Service Center, change the payee of benefits being provided under the policy. The effective date of change in payee will be the latter of: (a) the date we receive the written request for such change; or
(b) the date specified by the owner. The owner of a qualified policy may not change payees, except as permitted by the plan, arrangement or federal law.

FEDERAL TAX MATTERS

Introduction

         The following discussion is a general description of federal tax considerations relating to the policy and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the policy. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon Transamerica's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

         The policy contract may be purchased on a non-tax qualified basis ("non-qualified policy") or purchased and used in connection with plans or arrangements qualifying for special tax treatment ("qualified policy"). Qualified policies are designed for use in connection with plans or arrangements entitled to special income tax treatment under Sections 401, 403(b), 408 and 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a policy, on settlement option payments, and on the economic benefit to the owner, the annuitant, or the beneficiary may depend on the type of retirement plan or arrangement for which the policy is purchased, on the tax and employment status of the individual concerned, and on Transamerica's tax status. In addition, certain requirements must be satisfied in purchasing a qualified policy with proceeds from a tax qualified retirement plan or arrangement and receiving distributions from a qualified policy in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified policies should seek competent legal and tax advice regarding the suitability of the policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the policy. The following discussion is based on the assumption that the policy qualifies as an annuity for federal income tax purposes and that all premiums made to qualified policies are in compliance with all requirements under the Code and the specific retirement plan or arrangement.

Purchase PaymentsPremiums

         At the time the initial premium purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a non-qualified policy contract or a qualified policy contract. If the initial premium purchase payment is derived from an exchange, transfer, conversion or surrender of another annuity policy contract, Transamerica may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity policy contract. Transamerica will require that persons purchase separate contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate policy contract would require the minimum initial premium purchase payment previously described. Additional premium purchase payments under a policy contract must qualify for the same federal income tax treatment as the initial premium purchase payment under the policy contract Transamerica will not accept an additional premium purchase payment under a policy contract if the federal income tax treatment of such premium purchase payment would be different from that of the initial premium purchase payment.

Taxation of Annuities

         In General

         Section 72 of the Code governs taxation of annuities in general. Transamerica believes that an owner who is a natural person, generally, is not taxed on increases in the value of a policy until distribution occurs by withdrawing all or part of the policy value (e.g., withdrawals or settlement option payments). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value (and in the case of a qualified policy, any portion of an interest in the plan) generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

         The owner of any policy who is not a natural person generally must include in income any increase in the excess of the policy value over the "investment in the policy" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a competent tax adviser.

         The following discussion generally applies to a policy owned by a natural person.

         Withdrawals

         With respect to non-qualified policies, partial withdrawals (including withdrawals under the systematic withdrawal option) are generally treated as taxable income to the extent that the policy value immediately before the withdrawal exceeds the "investment in the policy" at that time. The "investment in the policy" generally equals the amount of non-deductible premiums made.

         In the case of a withdrawal from qualified policies (including withdrawals under the systematic withdrawal option or the automatic payout option), a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the policy" to the individual's total accrued benefit under the retirement plan or arrangement. The "investment in the policy" generally equals the amount of non-deductible premiums made by or on behalf of any individual. For certain qualified policies, the "investment in the policy" can be zero. Special tax rules applicable to certain distributions from qualified policies are discussed below, under "Qualified Policies."

         Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the policy."

         Settlement  Option Payments

         Although the tax consequences may vary depending on the settlement option elected under the policy, in general a ratable portion of each payment that represents the amount by which the policy value exceeds the "investment in the policy" will be taxed based on the ratio of the "investment in the policy" to the total benefit payable; after the "investment in the policy" is recovered, the full amount of any additional settlement option payments is taxable.

         For variable payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the policy" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the policy."

         For fixed payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the policy" bears to the total expected value of the payments for the term selected; however, the remainder of each settlement option payment is taxable. Once the "investment in the policy" has been fully recovered, the full amount of any additional settlement option payments is taxable. If settlement option payments cease as a result of an annuitant's death before full recovery of the
"investment in the policy," consult a competent tax adviser regarding deductibility of the unrecovered amount.

         Withholding

         The Code requires Transamerica to withhold federal income tax from withdrawals. However, except for certain qualified policies, an owner will be entitled to elect, in writing, not to have tax withholding apply. Withholding applies to the portion of the distribution which is includible in income and subject to federal income tax. The federal income tax withholding rate is 10%, or 20% in the case of certain qualified plans, of the taxable amount of the distribution. Withholding applies only if the taxable amount of the distribution is at least $200. Some states also require withholding for state income taxes.

         Penalty Tax

         There may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the owner attains age 591?2; (2) made as a result of death or disability of the owner; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the life(ves) or life expectancy(ies) of the owner and a "designated beneficiary." Other exceptions to the tax penalty may apply to certain distributions from a qualified policy.

         Taxation of Death Benefit Proceeds

         Amounts may be distributed from the policy because of the death of an owner. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a settlement option, they are taxed in the same manner as settlement option payments, as described above. For these purposes, the investment in the policy is not affected by the owner's death. That is, the investment in the policy remains the amount of any premiums paid which are not excluded from gross income.

         Transfers,      Assignments,     or
Exchanges of the Policy

         For non-qualified policies, a transfer of ownership of a policy, the designation of an annuitant, payee, or other beneficiary who is not also the owner, or the exchange of a policy may result in certain tax consequences to the owner that are not discussed herein. An owner contemplating any such designation, transfer, assignment, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction. Qualified policies may not be assigned or transferred, except as permitted by the Code or the Employee Retirement Income Security Act of 1974 (ERISA).

         Multiple Policies

         All deferred non-qualified policies that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one policy for purposes of determining the amount includible in gross income under
Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of policies or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity policy and separate deferred annuity policies as a single annuity policy under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Qualified Policies

         In General

         The qualified policies are designed for use with several types of retirement plans and arrangements. The tax rules applicable to participants and beneficiaries in retirement plans or arrangements vary according to the type of plan and the terms and conditions of the plan. Special tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 591?2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

         We make no attempt to provide more than general information about use of the policies with the various types of retirement plans. Owners and participants under retirement plans, as well as annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under qualified policies may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy (including any endorsements) issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the policies. Owners are responsible for determining that contributions and other transactions with respect to the policies satisfy applicable law. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

         Qualified    Pension   and   Profit
Sharing Plans

         Section 401(a) of the Code permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the policy in order to provide retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this policy is assigned or transferred to any individual as a means to provide benefits payments. Purchasers of a policy for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the policy to their specific needs.

         Individual   Retirement  Annuities,
Simplified Employee Plans and Roth IRAs

         The policy is also designed for use with IRA rollovers and contributory IRA's. A contributory IRA is a policy to which initial and subsequent premiums are subject to limitations imposed by the Code. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as an "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA.

         The sale of a policy for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the policy for use with IRAs.

         Eligible employers that meet specified criteria under Code Section 408(k) could establish simplified employee pension plans (SEP/IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer.

         The policy may also be used for Roth IRA conversions and contributory Roth IRAs. A contributory Roth IRA is a policy to which initial and subsequent premiums are subject to limitations imposed by the Code. Section 408A of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA on a non-deductible basis. In addition, distributions from a non-Roth IRA may be converted to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in section 408(a) or 408(b), other than a Roth IRA. Purchasers should seek competent advise as to the suitability of the policy for use with Roth IRAs.

         Tax Sheltered Annuities

         Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to Social Security and Medicare (FICA) taxes.

         Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity policies of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

         Pre-1989 contributions and earnings through December 31, 1989 are not subject to the restrictions described above. However, funds transferred to a qualified policy from a Section 403(b)(7) custodial account will be subject to the restrictions.

         Restrictions     under    Qualified
Policies

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified policies or under the terms of the plans in respect of which qualified policies are issued.

Taxation of Transamerica

         Transamerica is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the variable account is not an entity separate from Transamerica, and its operations form a part of Transamerica, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the policies. Under existing federal income tax law, Transamerica believes that the variable account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the policies.

         Accordingly, Transamerica does not anticipate that it will incur any federal income tax liability attributable to the variable account and, therefore, Transamerica does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Transamerica being taxed on income or gains attributable to the variable account, then Transamerica may impose a charge against the variable account (with respect to some or all policies) in order to set aside provisions to pay such taxes.

Tax Status of the Policy

         Diversification Requirements

           Section 817(h) of the Code requires that with respect to non-qualified policies, the investments of the portfolios be "adequately diversified" in accordance with Treasury regulations in order for the policies to qualify as annuity policies under federal tax law. The variable account, through the portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the portfolios' assets may be invested.

         In certain circumstances, owners of variable annuity policies may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policy owner's gross income. The IRS has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

         The ownership rights under the policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and policy values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the variable account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the variable account.

         Required Distributions

         In order to be treated as an annuity policy for federal income tax purposes, section 72(s) of the Code requires any non-qualified policy to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the policy will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The owner's "designated beneficiary" refers to a natural person designated by such owner as a beneficiary and to whom ownership of the policy passes by reason of death. However, if the owner's "designated beneficiary" is the surviving spouse of the deceased owner, the policy may be continued with the surviving spouse as the new owner.

         The non-qualified policies contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. All provisions in the policy will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform the policy to any applicable changes in the tax qualification requirements. We will provide you with a copy of any changes made to the policy.

Possible Changes in Taxation

         In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Other Tax Consequences

         As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect Transamerica's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the policy depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

PERFORMANCE DATA

         From time to time, Transamerica may advertise yields and average annual total returns for the variable sub-accounts. In addition, Transamerica may advertise the effective yield of the money market variable sub-account. These figures will be based on historical information and are not intended to indicate future performance.

         The yield of the money market variable sub-account refers to the annualized income generated by an investment in that variable sub-account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that variable sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a variable sub-account (other than the money market variable sub-account) refers to the annualized income generated by an investment in the variable sub-account over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

         The yield calculations do not reflect the effect of any contingent deferred sales load or premium taxes that may be applicable to a particular policy. To the extent that the contingent deferred sales load or premium taxes are applicable to a particular policy, the yield of that policy will be reduced. For additional information regarding yields and total returns, please refer to the Statement of Additional Information.

         The average annual total return of a variable sub-account refers to return quotations assuming an investment has been held in the variable sub-account for various periods of time including, but not limited to, a period measured from the date the variable sub-account commenced operations. When a variable sub-account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (including the deduction of any applicable contingent deferred sales load but excluding deduction of any premium taxes) as of the last day of each of the periods for which total return quotations are provided.

         Performance information for any variable sub-account reflects only the performance of a hypothetical policy under which policy value is allocated to a variable sub-account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the portfolios in which the variable sub-account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

         Reports and promotional literature may also contain other information including (1) the ranking of any variable sub-account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report,
Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard and Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax deferred compounding on variable sub-account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

         In its advertisements and sales literature, Transamerica may discuss, and may illustrate by graphs, charts, or otherwise, the implications of longer life expectancy for retirement planning, the tax and other consequences of long-term investment in the policy, the effects of the policy's lifetime payout options, and the operation of certain special investment features of the policy -- such as the dollar cost averaging option. Transamerica may explain and depict in charts, or other graphics, the effects of certain investment strategies, such as allocating premiums between the fixed account and a variable sub-account. Transamerica may also discuss the Social Security system and its projected payout levels and retirement plans generally, using graphs, charts and other illustrations.

         Transamerica may from time to time also disclose average annual total return in non-standard formats and cumulative (non-annualized) total return for the variable sub-accounts. The non-standard average annual total return and cumulative total return will assume that no contingent deferred sales load is applicable. Transamerica may from time to time also disclose yield, standard total returns, and non-standard total returns for any or all variable sub-accounts.

         All non-standard performance data will only be disclosed if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

         Transamerica may also advertise performance figures for the variable sub-accounts based on the performance of a portfolio prior to the time the variable account commenced operations.



PREPARING FOR YEAR 2000

         As a result of computer systems that may recognize a date of 12/31/00 as the year 1900 rather than the year 2000, disruptions of business activities may occur with the year 2000. In response, Transamerica established in 1997 a "Y2K" committee to address this issue. With regard to the systems and software which administer and affect the contracts, Transamerica has determined that is own internal systems will be Year 2000 compliant. Additionally, Transamerica requires any third party vendor which supplies software or administrative services to Transamerica in connection with the administration of the contracts, to certify that the software or services will be Year 2000 compliant. In determining the variable accumulation unit values for each variable sub-account, Transamerica is reliant upon information received from the portfolios and is confirming that Year 2000 issues will not interfere with this flow of information. As of the date of this prospectus, it is not anticipated that contract owners will experience negative affects on their investment, or on the services received in connection with their contracts, as a result of Year 2000 issues. However, especially when taking into account interaction with other systems, it is difficult to predict with precision that there will be no disruption of service connection with the year 2000.



LEGAL PROCEEDINGS

         There is no pending, material legal proceeding affecting the variable account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets or to the variable account.

LEGAL MATTERS

         The  organization of  Transamerica,
its authority to issue the policy and the validity of the form of the policy have been passed upon by David M. Goldstein, Counsel to Transamerica.

ACCOUNTANTS


         The financial statements of Transamerica for each of the three years in the period ended December 31, 1997, have been audited by Ernst & Young LLP, Independent Auditors, 515 South Flower Street, Los Angeles, California 90071, as set forth in their reports appearing in the Statement of Additional Information, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the variable account since it had not commenced operations as of the date of this prospectus.


VOTING RIGHTS

         To the extent required by applicable law, all portfolio shares held in the variable account will be voted by Transamerica at regular and special shareholder meetings of the respective portfolio in accordance with instructions received from persons having voting interests in the corresponding variable sub-account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Transamerica determines that it is allowed to vote all portfolio shares in its own right, Transamerica may elect to do so.

         The person with the voting interest is the owner. The number of votes which are available to an owner will be calculated separately for each variable sub-account. Before the annuity date, that number will be determined by applying his or her percentage interest, if any, in a particular variable sub-account to the total number of votes attributable to that variable sub-account. The owner holds a voting interest in each variable sub-account to which the policy value is allocated. After the annuity date, the number of votes decreases as settlement option payments are made and as the reserves for the policy decrease.

         The number of votes of a portfolio will be determined as of the date coinciding with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the portfolios. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective portfolios.

         Shares as to which no timely instructions are received and shares held by Transamerica as to which owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all policies participating in the variable sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis.

         Each  person  or  entity  having  a  voting   interest  in  a  variable
sub-account will receive proxy material, reports and other material relating to the appropriate portfolio.

         It should be noted that generally the portfolios are not required, and do not intend, to hold annual or other regular meetings of shareholders.

AVAILABLE INFORMATION

         Transamerica  has filed a  registration  statement  (the  "Registration
Statement") with the Securities and Exchange Commission under the 1933 Act relating to the policy offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Transamerica and the policy. Statements contained in this prospectus, as to the content of the policy and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

STATEMENT OF ADDITIONAL INFORMATION

         A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS                       Page

THE POLICY ................................3

NET INVESTMENT FACTOR......................3

SETTLEMENT OPTION PAYMENTS.................3
         Variable Annuity Units and Payments3
         Variable Annuity Unit Value.......3
         Transfers After the Annuity Date .4

GENERAL PROVISIONS ........................4
         IRS Required Distributions........4
         Non-Participating.................4
         Misstatement of Age or Sex .......4
         Proof of Existence and Age .......4
         Annuity Data......................4
         Assignment........................5
         Annual Report.....................5
         Incontestability..................5
         Entire Policy.....................5
         Changes in the Policy.............5
         Protection of Benefits............5
         Delay of Payments.................5
         Notices and Directions............6

CALCULATION OF YIELDS AND TOTAL RETURNS....6
         Money  Market   Sub-Account   Yield
Calculation................................6
         Other       Sub-Account       Yield
Calculations...............................6
         Standard Total Return Calculations7
         Adjusted    Historical    Portfolio
Performance Data...........................7
         Other Performance Data............7

HISTORIC PERFORMANCE DATA..................8
         General Limitations...............8
         Adjusted   Historical   Sub-Account
Performance Data...........................8

DISTRIBUTION OF THE POLICY................18

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS....18

STATE REGULATION..........................18

RECORDS AND REPORTS.......................18

FINANCIAL STATEMENTS......................18

APPENDIX - Accumulation Transfer Formula..19

Appendix A


                                THE FIXED ACCOUNT

 .........This prospectus is generally intended to serve as a disclosure document only for the variable account of the policy. For complete details regarding the fixed account, see the policy itself.

 .........The  account value  allocated to the fixed account  becomes part of the
general  account  of   Transamerica,   which  supports   insurance  and  annuity
obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act, and the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed account.

 .........The  fixed account is part of the general account of Transamerica.  The
general  account  of  Transamerica   consists  of  all  the  general  assets  of
Transamerica, other than those in the variable account, or in any other separate account. Transamerica has sole discretion to invest the assets of its general account subject to applicable law.


 .........The  allocation  or  transfer  of funds to the fixed  account  does not entitle the owner to share in the investment experience of Transamerica's general account.

 .........Currently,  Transamerica  guarantees  that it will credit interest at a rate of not less than 3% per year, compounded annually, to amounts allocated to the fixed account under the policies. However, Transamerica reserves the right to change the minimum rate according to state insurance law. Transamerica may credit interest at a rate in excess of 3% per year. There is no specific formula for the determination of excess interest credits. Some of the factors that the company may consider in determining whether to credit excess interest to amounts allocated to the fixed account and amounts in that account are general economic trends, rates of return currently available and anticipated on the company's investments, regulatory and tax requirements, and competitive factors.
=====================================================
               Any interest credited to amounts allocated to the fixed account in excess of 3% per year will be determined in the sole discretion of Transamerica. The owner assumes the risk that interest credited to the fixed account allocations may not exceed the minimum guarantee of 3% for any given year.=====================================================


 .........Rates  of interest credited to the fixed account will be guaranteed for at least twelve months and will vary by the timing and class of the allocation, transfer or renewal. At any time after the end of the twelve month period for a particular allocation, Transamerica may change the annual rate of interest for that class; this new annual rate of interest will remain in effect for at least twelve months. New purchase payments made to the policy which are allocated to the fixed account may receive different rates of interest. These rates of interest may differ from those interest rates credited to amounts transferred from the variable sub-accounts or guarantee period account and from those credited amounts remaining in the fixed account and receiving renewal rates. These rates of interest may also differ from those rates for allocations applied under certain options and services Transamerica may be offering.


Transfers


 .........Each  policy year the owner may transfer a  percentage  of the value of the fixed account to variable sub-accounts. The maximum percentage that may be transferred will be declared annually by Transamerica. This percentage will be determined by Transamerica at its sole discretion, but will not be less than 10% of the value of the fixed account on the preceding policy anniversary and will be declared each year. Currently, this percentage is 25%. The owner is limited to four transfers from the fixed account each policy year, and the total of all such transfers cannot exceed the current maximum. If Transamerica permits dollar cost averaging from the fixed account to the variable sub-accounts, the above restrictions are not applicable.  .........Generally,  transfers may not be made from any variable sub-account to the fixed account for the 90-day period following any transfer from the fixed account to one or more of the variable sub-accounts. Transamerica reserves the right to modify the limitations on transfers to and from the fixed account and to defer transfers from the fixed account for up to six months from the date of request.
============================================================

Appendix B

Example of Variable Accumulation Unit Value Calculations

         Suppose the net asset value per share of a portfolio at the end of the current valuation period is $20.15; at the end of the immediately preceding valuation period it was $20.10; the valuation period is one day; and no dividends or distributions caused the portfolio to go "ex-dividend" during the current valuation period. $20.15 divided by $20.10 is 1.002488. Subtracting the one day risk factor for mortality and expense risk charge and the administrative expense charge of .00367% (the daily equivalent of the current charge of 1.35% on an annual basis) gives a net investment factor of 1.00245. If the value of the variable accumulation unit for the immediately preceding valuation period had been 15.500000, the value for the current valuation period would be 15.53798 (15.5 x 1.00245).

Example of Variable Annuity Unit Value Calculations

         Suppose the circumstances of the first example exist, and the value of a variable annuity unit for the immediately preceding valuation period had been
13.500000. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 4% per year, the value of the variable annuity unit for the current valuation period would be 13.53163 (13.5 x 1.00245 (the net investment factor) x 0.999893). 0.999893 is the factor, for a one day valuation period, that neutralizes the assumed rate of four percent (4%) per year used to establish the variable annuity rates found in the contract.

Example of Variable Annuity Payment Calculations

         Suppose that the account is currently credited with 3,200.000000 variable accumulation units of a particular variable sub-account.

         Also suppose that the variable accumulation unit value and the variable annuity unit value for the particular variable sub-account for the valuation period which ends immediately preceding the first day of the month is 15.500000 and 13.500000 respectively, and that the variable annuity rate for the age and elected is $5.73 per $1,000. Then the first variable annuity payment would be:

         3,200 x 15.5 x 5.73 divided by 1,000 = $284.21,
         and the number of variable annuity units credited for future payments would be: 284.21 divided by 13.5 = 21.052444.

         For the second monthly payment, suppose that the variable annuity unit value on the 10th day of the second month is 13.565712. Then the second variable annuity payment would be $285.59 (21.052444 x 13.565712).

Appendix C


                 Transamerica Life Insurance Company of New York


                              DISCLOSURE STATEMENT
             for Individual Retirement Annuities, IRA's and SEP-IRA

         The following information is being provided to you, the Owner, in accordance with the requirements of the Internal Revenue Service (IRS). This Disclosure Statement contains information about opening and maintaining an Individual Retirement Annuity ("IRA") and summarizes some of the financial and tax consequences of establishing an IRA. Part I of this Disclosure Statement discusses Traditional IRAs, while Part II addresses Roth IRAs. Because the tax consequences of the two categories of IRAs differ significantly, it is important that you review the correct part of this Disclosure Statement to learn about your particular IRA. It is intended to be read together with, and be a part of, the prospectus and the terms used here will have the same meaning as in the prospectus, unless otherwise stated.

         We have filed the Transamerica Life Individual Retirement Annuity ("Transamerica Life IRA") Contract with the IRS for approval. Please note that IRS approval applies only to the form of the contract and does not represent a determination of the merits of such IRA contract.

         It may be necessary for us to amend your Transamerica Life IRA Contract in order for us to obtain or maintain IRS approval. In addition, laws and regulations adopted in the future may require changes to your contract in order to preserve its status as an IRA. We will send you a copy of any such amendment.

         No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Internal Revenue Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a employer to your SIMPLE IRA under the employer's SIMPLE plan may be transferred or rolled over to your Transamerica Life IRA prior to the expiration of the two (2) year period beginning on the date you first participated in the employer's SIMPLE plan. In addition, depending on the annuity contract you purchased, contributory IRAs may or may not be available. Please refer to your prospectus.

         This Disclosure Statement includes the non-technical explanation of some of the changes made by the Tax Reform Act of 1986 applicable to IRAs and more recent changes made by the Small Business Job Protection Act of 1996 (SBA-96), the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Tax Relief Act of 1997 (TRA-97). The information provided applies to contributions made and distributions received after December 31, 1986, and reflects the relevant provisions of the Code as in effect on January 1, 1998. This Disclosure Statement is not intended to constitute tax advice, and you should consult a tax professional if you have questions about your own circumstances.

         Definitions

Contributions - Purchase Payments or Premiums as applicable to your Contract.


Policy - Certificate or contract as applicable.


Compensation - For purposes of determining allowable contributions, the term "Compensation" includes all earned-income, including net earnings from self employment and alimony or separate maintenance payments received and includable in your gross income, but does not include deferred compensation or any amount received as a pension or annuity.

         Revocation of Your IRA or Roth IRA

         You have the right to revoke your IRA or Roth IRA during the seven calendar day period following its establishment. The establishment of your IRA or Roth IRA will be the contract effective date for your contract. This seven day calendar period may or may not coincide with the free look period of your contract. In order to revoke your IRA or Roth IRA, you must notify us in writing and you must mail or deliver your revocation to us postage prepaid, at: P.O. Box 31848, Charlotte, NC 28231-1848. The date of the postmark (or the date of certification or registration if sent by certified or registered mail) will be considered your revocation date. If you revoke your IRA or Roth IRA during the seven day period, an amount equal to your purchase payment (without any adjustments for items such as administrative expenses, fees, or fluctuation in market value) will be returned to you.

         The rules that apply to a Traditional Individual Retirement Annuity (which is referred to in this Disclosure Statement simply as an "IRA" or as a "Traditional IRA) generally also apply to IRAs under Simplified Employee Pension plans (SEP-IRAs), unless specific rules for SEP-IRAs are stated.

         Contributions

         (a) Regular IRA. You may make contributions to a regular IRA in any amount up to the combined tax deductible and non-tax deductible contribution limit described in Part I Section 2 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the contract. Such contributions shall be in cash. Your contribution to a regular IRA for a tax year must be made by the due date (not including extensions) for your federal tax return for that tax year.

         (b) Spousal IRA. If you and a non-working spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual IRA and may make contributions to those IRAs in accordance with the rules and limits for tax deductible and non-tax deductible contributions contained in Section 219(c) of the Code, which are summarized in
Part I, section 2 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal IRA for a tax year must be made by the due date (not including extension) for your federal income tax return for that tax year.

         (c) Rollover IRA. Rollover contributions are unlimited in dollar amount. These consist of eligible distributions received by you from another IRA or tax-qualified retirement plan. If you elect to make a direct rollover from another IRA, your distribution will be directly deposited into your rollover IRA. However, you may only rollover the amounts from one IRA into another IRA once in any 365-day period. A direct rollover distribution is not taxable until you withdraw the amounts from your rollover IRA, and no income tax will be withheld from the direct rollover distribution. If a distribution is paid to you and you want to roll over all or part of the distributed amount to this IRA, the rollovers must be accomplished within 60 days of the date you receive the amount to be rolled over. Generally, any distribution from a tax-qualified retirement plan, such as a pension plan, 401(k) plan, profit sharing or Keogh plan, can be rolled over unless it is a "minimum required distribution" (see below). A direct transfer from a tax-qualified retirement plan to an IRA is considered a rollover. However, distributions of "after-tax" plan contributions (i.e. amounts which are not subject to federal income tax when distributed from a tax-qualified retirement plan) cannot be rolled over to an IRA. In addition, you may not roll over any payment that is a minimum required distribution (as discussed in Part I, Section 4(a), or that is part of a series of payments that are to be made to you from a tax-qualified retirement plan or IRA that is to be paid to your over your life, life expectancy, or for a period of at least 10 years.

         Strict limitations apply to rollovers, and you should seek competent tax advice in order to comply with all the rules governing rollovers.

         (d) Transfers. You may make an initial or subsequent contribution to your Transamerica IRA hereunder by directing a Trustee of an existing individual retirement account or IRA to transfer an amount in cash to this IRA.

         (e) Simplified Employee Pension Plan (SEP-IRA). If an IRA is established that meets the requirements of a SEP-IRA, your employer may contribute an amount not to exceed the lesser of 15% of your includable compensation ($160,000 for 1998, adjusted for inflation thereafter) or $30,000. The amount of such contribution is not includable in your income as wages for federal income tax purposes. Within that overall limit you may elect to defer up to $10,000 of your compensation in 1998 (as adjusted for inflation in accordance with the Code) if your employer's SEP-IRA plan permits and if the compensation deferral feature was in effect prior to January 1, 1997. The amount of such elective deferral is excludable from your income as wages for federal income tax purposes.

         Your employer is not required to make a SEP-IRA contribution in any year nor make the same percentage contribution each year. But, if contributions are made, they must be made to the SEP-IRA for all eligible employees and must not discriminate in favor of highly compensated employees. If the rules are not met, any SEP-IRA contributions by the employer will be treated as taxable to the employees and could result in adverse tax consequences to the participating employee. For further details, see your employer.

         (f) Responsibility of the Owner. Contributions, rollovers, or transfers to this IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to determine the tax deductibility of any contribution, and to make such contributions in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to this IRA.

         3.   Deductibility of Contributions

         (a) Eligibility. If neither you, nor your spouse, is an active participant (see b. below) and you file a joint income tax return, for each taxable year you and your spouse may contribute up to $4,000 together (but no more than $2,000 to each IRA) if your combined compensation is at least equal to that amount. In this case you and your spouse may take a deduction for the entire amount contributed. If you are an active participant but have an adjusted gross income (AGI) below a certain level (see c. below), you may make a deductible contribution as under current law. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA is phased out and eventually eliminated. Beginning in 1998, if you are not an active participant (even though your spouse is), you may take a full $2,000 deduction for contributions to an IRA. This deduction is subject to phase out at joint AGI levels between $150,000 and $160,000, and is eliminated for AGI levels above $160,000.

         (b) Active Participant. You are an "active participant" for a year if you participate in a retirement plan. For example, if you participate in a pension plan, profit sharing plan, a 401 plan, certain government plans, a tax-sheltered arrangement under Code Section 403, or a SEP-IRA plan, you are considered to be an active participant. Your Form W-2 for the year should indicate your participation status.

         (c) Adjusted Gross Income (AGI). If you are an active participant, you must look at your AGI for the year (or if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution for that taxable year. The instructions for your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

         Your Threshold Level depends upon whether you are a married taxpayer filing a joint tax return, an unmarried taxpayer, or a married taxpayer filing a separate tax return. If you are a married taxpayer but file a separate tax return, the Threshold Level is $0. If you are a married taxpayer filing a joint tax return, or an unmarried taxpayer, your Threshold Level depends upon the taxable year, and can be determined using the appropriate table below:

Married Filing Jointly               Unmarried
Taxable       Applicable             Taxable           Applicable
Year          Dollar Limitation      Year              Dollar Limitation
1997...........$40,000            1997................ $25,000
1998...........$50,000            1998................ $30,000
1999...........$51,000            1999................ $31,000
2000...........$52,000            2000................ $32,000
2001...........$53,000            2001.................$33,000
2002...........$54,000            2002.................$34,000
2003...........$60,000            2003.................$40,000
2004...........$65,000            2004.................$45,000
2005...........$70,000            2005 and
2006...........$75,000            thereafter...........$50,000
2007 and
thereafter.....$80,000

         If your AGI is less than $10,000 above your Threshold Level ($20,000 for married taxpayers filing jointly for the taxable year beginning on or after January 1, 2007) you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level is called your Excess AGI. The Maximum Allowable Deduction is $2,000 (and an additional $2,000 for a Spousal IRA).
You can calculate your Deduction Limit as follows:

         10,000 - Excess AGI  x  Maximum Allowable Deduction = Deduction Limit
         -------------------
                  10,000

         For taxable years beginning on or after January 1, 2007, married taxpayers filing jointly should substitute 20,000 for 10,000 in the numerator and denominator of the above equation.

         You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot in any event exceed 100% of your earned income.

         (d) Restrictions.No deduction is allowed for (i) contributions other than in cash; (ii) contributions (other than those by an employer to a SEP-IRA) made during the calendar year in which you attain age 70 1/2 or thereafter; or
(iii) for any amount you contribute which was a distribution from another retirement plan ("rollover" contribution). However, the limitations in paragraphs a. and c. of this section do not apply to rollover contributions.

              3.  Nondeductible Contributions to IRAs

         Even if you are above the Threshold Level and, thus, may not make a deductible contribution of $2,000 (and an additional $2,000 for a Spousal IRA), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA (and an additional $2,000 for a Spousal IRA). The amount of your contribution which is not deductible will be a nondeductible contribution to the IRA. You may also choose to make a nondeductible contribution even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

         If you make a nondeductible contribution to an IRA you must report the amount of the nondeductible contribution to the IRS as a part of your tax return for the year.

         4.   Distributions

         (a) Required Minimum Distributions. Distribution of your IRA must be made or begin no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2 (the required beginning date). You may take required minimum distributions from any IRA you maintain as long as: (i) distributions begin when required; (ii) periodic payments are made at least once a year; and (iii) the amount to be distributed is not less than the minimum required under current federal law. If you own more than on IRA, you can choose whether to take your minimum distribution from one IRA or a combination of your IRAs. A distribution may be made at once in a lump sum, or it may be made in installments. Installment payments must be made in equal or substantially equal amounts over: (i) your life or the joint lives of you and your beneficiary; or
(ii) a period not exceeding your life expectancy (as re-determined annually under IRA tables), or the joint life expectancy of you and your beneficiary (as re-determined annually, if that beneficiary is your spouse). Also, special rules may apply if the age difference between you and your designated beneficiary (other than your spouse) is greater than ten year.

         If settlement option payments start prior to the April 1 following the year you turn age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below.

         If you die before the entire interest in your IRA is distributed to you, but after your required beginning date, the entire interest in the IRA must be distributed to your beneficiary at least as rapidly as your IRA was being distributed prior to your death. If you die before your required beginning date and if you have no designated beneficiary, distribution must be completed by December 31 of the calendar year that is five years after your death. If you die before your required beginning date and if you have a designated beneficiary, distributions to your designated beneficiary must be made in substantially equal installments over the life of life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If the beneficiary is your surviving spouse, and you die before your required beginning date will become the new owner/annuitant and can continue this IRA on the same basis as before your death. If your surviving spouse does not wish to continue this contract as his or her IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over your spouse's life or a period not extending beyond his or her life expectancy. The surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or
(ii) December 31 of the year in which you would have reached the required beginning date if you had not died. Either you or, if applicable, your beneficiary, is responsible for assuring that the required minimum distribution is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of IRA Distributions.Because nondeductible IRA contributions are made using income which has already been taxed (that is, they are not deductible contributions), the portion of the IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible IRA contributions, each distribution from your IRAs will consist of a nontaxable portion (return of nondeductible contributions) and a taxable portion (return of deductible contributions, if any, and earnings).

         Thus, if you require a distribution from your IRA and you previously made deductible and nondeductible contributions, you may not take an IRA distribution which is entirely tax-free. The following formula is used to determine the nontaxable portion of your distributions for a taxable year.

    Remaining Nondeductible contributions           Total distributions
    Year-end total IRA balances               X     (for the year)


       Nontaxable distributions
 =     (for the year)


         To figure the year-end total IRA balance, you must treat all of your IRAs as a single IRA. This includes all regular IRAs, as well as SEP-IRAs, and Rollover IRAs. You also add back the distributions taken during the year. Please refer to IRS Publication 590, Individual Retirement Arrangements, for instructions, including worksheets that can assist you in these calculations. Transamerica Life will report all distributions to the IRS as fully taxable income to you.

         Even if you withdrew all of the money in your IRA in a lump sum, you will not be entitled to use any form of income averaging to reduce the federal income tax on your distribution. Also, no portion of your distribution is taxable as a capital gain.

         (c) Withholding. Unless you elect not to have withholding apply, federal income tax will be withheld from your IRA distributions currently at a 10% rate. If payments are delivered to foreign countries, federal income, tax will generally be withheld at a 10% rate unless you certify to Transamerica Life that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

         6.   Penalties

         (a) Excess Contributions. If at the end of any taxable year your IRA contributions (other than rollovers or transfers) exceed the maximum allowable (deductible and nondeductible) contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return for the year (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year maybe withdrawn in a later year or may be carried forward as IRA contributions in the following year to the extent that the excess, when aggregated with your IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable (deductible and nondeductible) amount for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to you or applied as contributions in subsequent years.

         Excess contributions that were withdrawn will not be taxable income to you if you did not take a deduction for the excess amount.

         (b) Early Distributions. Since the purpose of an IRA is to accumulate funds for retirement, your receipt or use of any portion of your IRA before you attain age 59 1/2 constitutes an early distribution subject to a 10% penalty tax unless the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy (as determined from IRS tables in the income tax regulations) or the joint life expectancies of you and your beneficiary. Also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% of your AGI or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. Effective for distribution made in 1998 or later, the 10% penalty also will not apply to an early distribution made to pay for first-time homebuyer expenses of you or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principal residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution. The amount of an early distribution (excluding any nondeductible contribution included therein) is includable in your gross income and may be subject to the 10% penalty tax unless you transfer it to another IRA as a qualifying rollover contribution.

         (c) Required Minimum Distributions (RMD). If the RMD rules described in
Part I, section 4 (a) of this Disclosure Statement apply to you and if the amount distributed during a calendar year is less than the minimum amount required to be distributed, you will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the IRA, or any interference with the independent status of the
IRA), the IRA will lose its tax exemption and be treated as having been distributed to you. The value of the entire IRA (excluding any nondeductible contributions included therein) will be includable in your gross income; and, if at the time of the prohibited transaction you are under age 59 1/2, you may also be subject to the 10% penalty tax on early distributions. If you pledge your IRA, or your benefits under the contract, as security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you will have to include the value of the portion pledged as security in your income that year for federal tax purposes. You may also be subject to early withdrawal penalties, as described in
Part I, Section 5.B.

         (e) Overstatement or Understatement of Nondeductible Contributions. If you overstate your nondeductible IRA contributions on your federal income tax return (without reasonable cause) you may be subject to a penalty. A penalty also applies for failure to file any form required by the IRS to report nondeductible contributions. These penalties are (in addition to any generally applicable tax, interest, and penalties for which you may be liable if you understate income upon receiving a distribution from your IRA'S). See Part I, section 4(b) of this Disclosure Statement. See Part I, section 4(b).

IRA PART II:  ROTH IRAs

         1.  Contributions

         (a) Regular Roth IRA. You may make contributions to a regular Roth IRA in any amount up to the contribution limits described in Part II, Section 3 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the Contract. Such contribution shall be in cash. Your contribution for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         Spousal Roth IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual IRA and may make contributions to those IRAs in accordance with the rules and limits for contributions contained in the Code, which are described in Part II, Section 3 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal Roth IRA for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         (c) Rollover Roth IRA. You may make contributions to a Rollover Roth IRA within 60 days after receiving a distribution from an existing Roth IRA, subject to certain limitations discussed in Part II, Section 3.

         (d)  Transfer   Roth  IRA.  You  may  make  an  initial  or  subsequent
contribution hereunder by directing a Trustee of an existing Roth IRA to transfer the assets in that Roth IRA to your new Roth IRA.

         (e) Conversion Roth IRA. You may open a Conversion Roth IRA within 60 days of receiving a distribution form an existing Traditional IRA or by instructing the Trustee or issuer of an existing Traditional IRA to transfer the assets in that Traditional IRA account to your new Roth IRA, subject to certain restrictions and subject to income tax on some or all of the converted amounts. If your Adjusted Gross Income ("AGI"), not including the rollover or transfer amount, is greater than $100,000, or if you are married and you and your spouse file separate tax returns, you may not roll over or transfer a Traditional IRA into a Roth IRA.

         (f) Responsibility of the Owner. Contributions, rollovers or transfers to this Roth IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to make contributions to your Roth IRA in accordance with the Code. Transamerica Life Insurance and Annuity Company does not provide tax advice, and assumes no liability for the tax consequences of any contribution to your Roth IRA.

         2.  Deductibility of Contributions

         Your Roth IRA permits only nondeductible after-tax contributions. However, distributions from your Roth IRA are generally not subject to federal income tax (see Part II, 4(b) below). This is unlike a Traditional IRA, which permits deductible and nondeductible contributions, but which provides that most distributions are subject to federal income tax.

         3.  Contribution Limits

         Contributions for each taxable year to all Traditional and Roth IRAs may not exceed the lesser of 100% of your compensation or $2,000 each year. Rollover, transfer and conversion contributions, if properly made, do not count towards your maximum annual contribution limit.

         (a) Regular Roth IRAs. The maximum amount you may contribute to a Regular Roth IRA will depend on the amount of your income. Your maximum $2,000 contribution begins to phase out when your AGI reaches $95,000 (unmarried) or $150,000 (married filing jointly). Under the phase out, your maximum contributions generally will not be less than $200; however, no contribution is allowed if your AGI exceeds $110,000(unmarried) or ($160,000 (married filing jointly). If you are married and you and your spouse file separate tax returns, your maximum contribution phases out between $0 and $10,000. You should consult your tax advisor to determine your maximum contribution.

         If you are married but you and your spouse lived apart for the entire taxable year and file separate federal income tax returns, your maximum contribution is calculated as if you were not married.

         (b) Spousal Roth IRAs. Contributions to your lower-earning spouse's Spousal Roth IRA may not exceed the lesser of (a) 100% of both spouses' combined compensation minus any Roth or deductible Traditional IRA contribution for the spouse with the higher compensation or (b) $2,000. A maximum of $4,000 may be contributed to both spouses' Spousal Roth IRAs. Contributions can be divided between the spouses' Roth IRAs as you and your spouse wish, but no more than $2,000 can be contributed to either one of the Roth IRAs each year.

         (c) Rollover Roth IRAs. There is no contribution limit on the amounts that you may rollover form another Roth IRA into this Roth IRA. You may roll over a distribution from any single Roth IRA to another Roth IRA only once in any 365-day period.

         (d) Transfer Roth IRAs. There is no contribution limit on amounts that you transfer from another Roth IRA into this Roth IRA.

         (e) Conversion Roth IRAs. There is no contribution limit on amounts that you convert from your Traditional IRA into this Roth IRA if you are eligible to open a Conversion Roth IRA as described above. However, the distribution proceeds from your Traditional IRA are includable in your taxable income to the extent that they represent a return of deductible contributions and earnings on any contributions. The distribution proceeds form your Traditional are not subject to the 10% premature withdrawal tax (described below) if the distribution proceeds are deposited to your Rollover Roth IRA within 60 days. You may roll over a distribution from any single Traditional IRA to a Rollover Roth IRA or any other IRA only once in any 365-day period.

         You can also open a Conversion Roth IRA by instructing the issuer, custodian or trustee of your existing Traditional IRA to transfer your Traditional IRA assets to Roth IRA, which will be the successor to your existing Traditional IRA. The transfer will be treated as a distribution from your Traditional IRA, and that amount will be includable in your taxable income to the extent that it represents a return of deductible contributions and earnings on any contributions, but will not be subject to the 10% premature withdrawal tax.

         For tax years before 1999, if you make a rollover or transfer from a Traditional IRA to a Roth IRA, you may pay the income tax due upon distribution from the Traditional IRA ratably over four years beginning in the year of the rollover.

         Also, consult your tax advisor before combining amounts in a Conversion Roth IRA with any regular contributions or with amounts rolled over or transferred into the Conversion IRA in other tax years.

         4.   Distributions

         (a) Required Minimum Distribution. Unlike a Traditional IRA, there are no rules that require that distribution be made to you from Roth IRA during your lifetime.

         If you die before the entire value of your Roth IRA is distributed to you, the balance of your Roth IRA must be distributed by December 31 of the calendar year that is five years after your death. However, if you die and you have a designated beneficiary, distributions to your designated beneficiary must be made in substantially equal installments over the life or life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If your beneficiary is your surviving spouse, he or she will become a new owner/annuitant and can continue this Roth IRA on the same basis as before your death. If your surviving spouse does not wish to continue this Contract as his or her Roth IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over the spouse's life not extending beyond his or her expectancy. The surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or (ii) December 31 of the year in which you would have reached age 70 1/2. Your beneficiary is responsible for assuring that the required minimum distribution following your death is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of Roth IRA Distributions. The amounts that you withdraw from your Roth IRA are generally tax-free. However, since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of Roth IRA earnings before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over or transferred from a Traditional IRA, will generally be treated as a premature withdrawal subject to a regular income tax. No income tax will apply to earnings that are withdrawn before you attain age 59 1/2, but which are withdrawn five or more years after the first contribution or the rollover or transfer contribution from a Traditional IRA to the Roth IRA, where the withdrawal is made (I) upon your death or disability, or (ii) to pay first-time homebuyer expenses of you or certain family members. Note that for amounts converted from a Traditional IRA to a Roth IRA, the five-year period applies separately to amounts converted. No portion of your distribution is taxable as a capital gain.


         (c) Withholding. If the distribution from your Roth IRA is subject to federal income tax, unless you elect not to have withholding apply, federal income tax will be withheld from your Roth IRA distributions (currently, at a 10% rate). If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica Life Insurance and Annuity Company that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.


         5.   Penalties


         (a) Excess Contributions. If at the end of any taxable year your Roth IRA contributions (other than rollovers or transfers) exceed the maximum allowable contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return for the year (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year may be withdrawn in a later year or may be carried forward as Roth IRA contributions in a later year to the extent that the excess, when aggregated with your Roth IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable contribution for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to your nor applied as contributions in subsequent years.


         (b) Early Distributions. Since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of any portion of your Roth IRA before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over or transferred from a Traditional IRA, constitutes an early distribution subject a 10% penalty tax on the earnings in your Roth IRA. This penalty tax will not apply if the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy (as determined from IRA tables in the income tax regulations) or the joint life expectancies of you and your beneficiary. also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% or your AGI; or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. The 10% penalty also will not apply to an early distribution made to pay for first-time homebuyer expenses of your or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principle residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution.

         In addition, it is likely that the law will change in 1998 to provide retroactively that if amounts transferred or rolled-over from a Traditional IRA to a Roth IRA are withdrawn before five years, (i) the entire amount that was transferred or rolled over, not just the earnings, may be subject to the 10% penalty tax, and (ii) an additional 10% tax may apply if the amounts transferred or rolled over were (or are to be) included in income ratably over four years. Special rules may apply to withdrawals from a Roth IRA that includes both amounts transferred or rolled over from a Traditional IRA and annual contributions to the Roth IRA; for that reason, it may be advisable to establish separate Roth IRAs for amounts transferred or rolled over and annual contributions.

         (c)  Required   Distributions  Upon  Death.  If  the  required  minimum
distribution rules described in Part II, Section 4(a) of this Disclosure Statement apply to your beneficiary and if the amount distributed in during a calendar year is less than the minimum amount required to be distributed, your beneficiary will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the Roth IRA, or any interference with the independent status of the Roth IRA), the Roth IRA will lose its tax exemption and be treated as having been distributed to you. The value of any earnings on your Roth IRA contributions will be includable in your gross income; and if at the time you are under age 59 1/2 or its is within five years of your first contribution to the Roth IRA, or within five year of a rollover contribution from a Traditional IRA, you may also be subject to the 10% penalty tax on early distributions. If you pledge your Roth IRA, your benefits under the contract, as a security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you may be subject to the 10% penalty tax on premature distributions from a Roth IRA.

         7.   Federal Estate and Gift Taxes

         Any amount distributed from your IRA's upon your death may be subject to federal estate and gift taxes. The exercise or non-exercise of an option to pay an annuity to your beneficiary at or after your death will not be considered a transfer for gift tax purposes under Code Section 2517.

         8.   Tax Reporting

         You need not file IRS Form 5329 with your income tax return unless during the taxable year there is an excess contribution to, an early distribution from, or insufficient minimum required distributions from your IRA or Roth IRA. You must report contributions to, and distributions from your IRA and Roth IRA (including the year end aggregate account balance of all IRAs and Roth IRA) on your federal income tax return for the year. For Traditional IRA, you must designate on the return how much of your annual contribution is deductible and how much is nondeductible.


         (3) IRS Approval

         This contract has been filed with the IRS for approval as to its form. Such approval is a determination only as to the form of the annuity and does not represent a determination of the merits of such annuity.

         (4)  Vesting

         Your interest in your IRA and Roth IRA must be nonforfeitable at all times.

         (5)  Exclusive Benefit

         Your interest in your IRA and Roth IRA is for the exclusive benefit of you and your beneficiaries.

         (6)  Publication 590

         Additional information about your IRA or Roth IRA can be obtained from any district office of the IRS and by calling 1-800-TAX-FORM for a free copy of Publication 590, Individual Retirement Arrangements.

                     STATEMENT OF ADDITIONAL INFORMATION FOR
                            TRANSAMERICA SERIES sm -
                             TRANSAMERICA CLASSIC sm
                                VARIABLE ANNUITY

                                    Issued By
                 Transamerica Life Insurance Company of New York


         This statement of additional information expands upon subjects discussed in the June ___, 1998, prospectus for the Transamerica Classic sm Variable Annuity ("policy") issued by Transamerica Life Insurance Company of New York ("Transamerica") through Separate Account VA-6-NY. The owner may obtain a free copy of the prospectus by writing to: Transamerica Life Insurance Company of New York, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina 28202 or calling (800) 420-7749. Terms used in the current prospectus for the policy are incorporated into this statement.





   THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE PORTFOLIOS.












                                 June ___, 1998

TABLE OF CONTENTS                                                   Page

THE POLICY ...........................................................3

NET INVESTMENT FACTOR.................................................3

SETTLEMENT OPTION PAYMENTS............................................3
         Variable Annuity Units and Payments..........................3
         Variable Annuity Unit Value..................................3
         Transfers After the Annuity Date ............................4

GENERAL PROVISIONS ...................................................4
         IRS Required Distributions...................................4
         Non-Participating............................................4
         Misstatement of Age or Sex ..................................4
         Proof of Existence and Age ..................................5
         Annuity Data.................................................5
         Assignment...................................................5
         Annual Report................................................5
         Incontestability.............................................5
         Entire Policy................................................5
         Changes in the Policy........................................5
         Protection of Benefits.......................................5
         Delay of Payments............................................6
         Notices and Directions.......................................6

CALCULATION OF YIELDS AND TOTAL RETURNS...............................6
         Money Market Sub-Account Yield Calculation...................6
         Other Sub-Account Yield Calculations.........................7
         Standard Total Return Calculations...........................8
         Adjusted Historical Portfolio Performance Data...............8
         Other Performance Data.......................................8

HISTORIC PERFORMANCE DATA.............................................9
         General Limitations..........................................9
         Adjusted Historical Sub-Account Performance Data.............9

DISTRIBUTION OF THE POLICY...........................................20

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS.............................2120

STATE REGULATION.....................................................21

RECORDS AND REPORTS...................................................21

FINANCIAL STATEMENTS..................................................21

APPENDIX - Accumulation Transfer Formula..............................22

  THE POLICY

           The following pages provide additional information about the policy which may be of interest to some owners.

NET INVESTMENT FACTOR

         For any sub-account of the variable account, the net investment factor for a valuation period, before the annuity date, is (a) divided by (b), minus
(c) minus (d):

         Where (a) is:

         The net asset value per share held in the sub-account, as of the end of the valuation period; plus the per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus or minus a per-share charge or credit as Transamerica may determine, as of the end of the valuation period, for taxes.

         Where (b) is:

         The net asset value per share held in the sub-account as of the end of the last prior valuation period.

         Where (c) is:

         The daily charge of 0.00329% (1.20% annually) for the mortality and expense risk charge times the number of calendar days in the current valuation period.

         Where (d) is:

         The daily administrative expense charge, currently 0.000411% (0.15% annually) times the number of calendar days in the current valuation period. This charge may be increased, but will not exceed 0.00096% (0.35% annually).

             A valuation day is defined as any day that the New York Stock Exchange is open.

SETTLEMENT OPTION PAYMENTS The variable settlement options provide for payments that fluctuate in dollar amount, based on the investment performance of the selected variable sub-account(s).

Variable Annuity Units and Payments

         For the first monthly payment, the number of variable annuity units credited in each variable sub-account will be determined by dividing: (a) the product of the portion of the value to be applied to the variable sub-account and the variable annuity purchase rate specified in the policy; by (b) the value of one variable annuity unit in that sub-account on the annuity date.

         The amount of each subsequent variable payment equals the product of the number of variable annuity units in each variable sub-account and the variable sub-account's variable annuity unit value as of the tenth day of the month before the payment due date. The amount of each payment may vary.

Variable Annuity Unit Value

         The value of a variable annuity unit in a variable sub-account on any valuation day is determined as described below.

         The net investment factor for the valuation period (for the appropriate payment frequency) just ended is multiplied by the value of the variable annuity unit for the sub-account on the preceding valuation day. The net investment factor after the annuity date is calculated in the same manner as before the annuity date and then multiplied by an interest factor. The interest factor equals (.999893)n where n is the number of days since the preceding valuation day. This compensates for the 4% interest assumption built into the variable annuity purchase rates. Transamerica may offer other assumed interest rates than 4%. The appropriate interest factor will be applied to compensate for the assumed interest rate.

Transfers After the Annuity Date

         After the annuity date, the owner may transfer variable annuity units from one sub-account to another, subject to certain limitations. See "Transfers" page _25_ of the prospectus. The dollar amount of each subsequent monthly annuity payment after the transfer must be determined using the new number of variable annuity units multiplied by the variable sub-account's variable annuity unit value on the tenth day of the month preceding payment. Transamerica reserves the right to change this day of the month.

         The formula used to determine a transfer after the annuity date can be found in the Appendix to this statement of additional information.

GENERAL PROVISIONS

IRS Required Distributions

         If any owner under a non-qualified policy dies before the entire interest in the policy is distributed, the value generally must be distributed to the designated beneficiary so that the policy qualifies as an annuity under the Code. (See "Federal Tax Matters" page _36_ of the prospectus.)

Non-Participating

         The policy is non-participating. No dividends are payable and the policy will not share in the profits or surplus earnings of Transamerica.

Misstatement of Age or Sex

         If the age or sex of the annuitant or any other measuring life has been misstated in the application, the settlement option payments under the policy will be whatever the annuity amount applied on the annuity date would purchase on the basis of the correct age or sex of the annuitant and/or other measuring life. Any overpayments or underpayments by Transamerica as a result of any such misstatement may be respectively charged against or credited to the settlement option payment or payments to be made after the correction so as to adjust for such overpayment or underpayment.

Proof of Existence and Age

         Before making any payment under the policy, Transamerica may require proof of the existence and/or proof of the age of the annuitant or any other measuring life, or any other information deemed necessary in order to provide benefits under the policy.

Annuity Data

         Transamerica will not be liable for obligations which depend on receiving information from a payee or measuring life until such information is received in a satisfactory form.

Assignment

         No assignment of a policy will be binding on Transamerica unless made in writing and given to Transamerica at the Service Center. Transamerica is not responsible for the adequacy of any assignment. The owner's rights and the interest of any annuitant or non-irrevocable beneficiary will be subject to the rights of any assignee of record.

Annual Report

         At least once each policy year prior to the annuity date, the owner will be given a report of the current account value allocated to each sub-account of the variable account and the fixed account. This report will also include any other information required by law or regulation. After the annuity date, a confirmation will be provided with every variable annuity payment.

Incontestability

         Each policy is incontestable from the policy effective date.

Entire Policy

         Transamerica has issued the policy in consideration and acceptance of the application and payment of the initial premium. A copy of the application is attached to and is part of the policy and along with the policy constitutes the entire contract. All statements made by the Owner are considered representations and not warranties. Transamerica will not use any statement in defense of a claim unless it is made in the application and a copy of the application is attached to the policy when issued.

Changes in the Policy

         Only two authorized officers of Transamerica, acting together, have the authority to bind Transamerica or to make any change in the individual policy and then only in writing. Transamerica will not be bound by any promise or representation made by any other persons.

         Transamerica may not change or amend the policy, except as provided in the policy, without the Owner's consent. However, Transamerica may change or amend the individual policy if such change or amendment is necessary for the individual policy to comply with any state or federal law, rule or regulation.

Protection of Benefits

         To the extent permitted by law, no benefit (including death benefits) under the policy will be subject to any claim or process of law by any creditor.

Delay of Payments

         Payment of any cash withdrawal, lump sum death benefit, or variable payment or transfer due from the variable account will occur within seven days from the date the election becomes effective, except that Transamerica may be permitted to postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (Commission), or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners.

         In addition, while it is our intention to process all transfers from the sub-accounts immediately upon receipt of a transfer request, we have the right to delay effecting a transfer from a variable sub-account for up to seven days, but only in certain limited circumstances. We may delay effecting such a transfer if there is a delay of payment from an affected portfolio. If this happens, then we will calculate the dollar value or number of units involved in the transfer from a variable sub-account on or as of the date we receive a transfer request in a acceptable form and manner, but will not process the transfer to the transferee sub-account until a later date during the seven-day delay period when the portfolio underlying the transferring sub-account obtains liquidity to fund the transfer request through sales of portfolio securities, new premiums, transfers by investors or otherwise. During this period, the amount transferred would not be invested in a variable sub-account.

         Transamerica may delay payment of any withdrawal from the fixed account for a period of not more than six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 10 days, Transamerica will pay interest on the withdrawal amount up to the date of payment. See "Cash Withdrawals" page _26_ of the prospectus.

Notices and Directions

         Transamerica  will  not  be  bound  by  any  authorization,  direction,
election  or  notice  which  is  not,  in  a  form  and  manner   acceptable  to
Transamerica, and received at the Service Center.

         Any written notice requirement by Transamerica to the owner will be satisfied by our mailing of any such required written notice, by first-class mail, to the owner's last known address as shown on our records.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Sub-Account Yield Calculation

         In accordance with regulations adopted by the Commission, Transamerica is required to compute the money market sub-account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market series or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the money market sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual account fee, the mortality and expense risk charge and administrative expense charges and income and expenses accrued during the period. Because of these deductions, the yield for the money market sub-account of the variable account will be lower than the yield for the money market series or any comparable substitute funding vehicle.

         The Commission also permits Transamerica to disclose the effective yield of the money market sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

         The yield on amounts held in the money market sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market series or substitute funding vehicle, the types and quality of portfolio securities held by the money market series or substitute funding vehicle, and operating expenses. In addition, the yield figures do not reflect the effect of any contingent deferred sales load (of up to 6% of premiums) that may be applicable to a policy.

Other Sub-Account Yield Calculations

         Transamerica may from time to time disclose the current annualized yield of one or more of the variable sub-accounts (except the money market sub-account) for 30-day periods. The annualized yield of a sub-account refers to the income generated by the sub-account over a specified 30-day period. Because this yield is annualized, the yield generated by a sub-account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per variable accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

         YIELD    =        2[{a-b + 1}6 -  1]
                                 cd

         Where:

         a = net investment income earned during the period by the portfolio attributable to the shares owned by the sub-account.
         b = expenses for the sub-account accrued for the period (net of reimbursements). c = the average daily number of variable accumulation units outstanding during the period. d = the maximum offering price per variable accumulation unit on the last day of the period.

         Net investment income will be determined in accordance with rules established by the Commission. Accrued expenses will include all recurring fees that are charged to all policies. The yield calculations do not reflect the effect of any contingent deferred sales load that may be applicable to a particular policy. Contingent deferred sales load range from 6% to 0% of the amount of account value withdrawn depending on the elapsed time since the receipt of each premium.

         Because of the charges and deductions imposed by the variable account, the yield for the sub-account will be lower than the yield for the corresponding portfolio. The yield on amounts held in the variable sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The variable sub-account's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

         Transamerica may from time to time also disclose average annual total returns for one or more of the sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P{1 + T}n = ERV

         Where:
         P =               a hypothetical initial payment of $1,000
         T =               average annual total return
         n =               number of years
         ERV               = ending  redeemable  value of a hypothetical  $1,000
                           payment  made at the  beginning  of the one,  five or
                           ten-year  period  at the  end of the  one,  five,  or
                           ten-year  period  (or  fractional   portion  of  such
                           period).

         All recurring fees are recognized in the ending redeemable value. The standard average annual total return calculations will reflect the effect of any contingent deferred sales loads that may be applicable to a particular period.

Adjusted Historical Portfolio Performance Data

         Transamerica may also disclose "historic" performance data for a portfolio, for periods before the variable sub-account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the sub-account was in existence for the same periods as those indicated for the portfolio, with a level of policy charges currently in effect.

         This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the policy is not surrendered (i.e., with no deduction for the contingent deferred sales load) and assuming that the policy is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales load).

Other Performance Data

         Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard described above. The non-standard format will be identical to the standard format except that the contingent deferred sales load percentage will be assumed to be 0%.

         Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the contingent deferred sales load percentage will be 0%.

         CTR = {ERV/P} -  1

         Where:
         CTR =             the cumulative total return net of sub-account
                              recurring charges for the period.
         ERV =             ending  redeemable  value of a hypothetical  $1,000
                            payment at the beginning of the one,
                           five, or ten-year period at the end of the one, five,
                           or  ten-year  period  (or  fractional  portion of the
                           period).
         P =               a hypothetical initial payment of $1,000.

         All non-standard performance data will be advertised only if the standard performance data is also disclosed.

HISTORIC PERFORMANCE DATA

         General Limitations

         The figures below represent past performance and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses which may not continue in the future.

         Portfolio information, including historical daily net asset values and capital gains and dividends distributions regarding each portfolio has been provided by that portfolio. The adjusted historical sub-account performance data is derived from the data provided by the portfolios. Transamerica has no reason to doubt the accuracy of the figures provided by the portfolios. Transamerica has not verified these figures.

Adjusted Historical Sub-Account Performance Data

         The charts below show adjusted historical performance data for sub-accounts for the periods, prior to the inception of the sub-accounts, based on the performance of the corresponding portfolios since their inception date, with a level of charges equal to those currently assessed under the policies. These figures are not an indication of the future performance of the sub-accounts.

         The dates next to each sub-account name indicates the date of commencement of operation of the corresponding portfolio. The sub-accounts have not yet commenced operations. Hence, there is no actual performance data for these sub-accounts.

Notes:

1. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

2. The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

3. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at the time of the transaction there was $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.


                   Adjusted Historical Performance Data Charts

1.        Average Annual Total Returns - Assuming surrender

2.        Average Annual Total Returns - Assuming no surrender

3.        Cumulative Returns - Assuming surrender

4.        Cumulative Returns - Assuming no surrender


 Cumulative Returns - Assuming no surrender but reflecting Living Benefits Rider
1.       Average Annual Total Returns - Assuming surrender
         Average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expenses charges of 1.20% per annum, administrative expenses charge of 0.15% per annum, an account fee of $30 per annum adjusted for average account size and the applicable contingent deferred sales load (maximum of 6% of purchase payments).


--------------------------------- -------------- --------------- ---------------- ----------------- ------------------
          SUB-ACCOUNT                For the        For the      For the 5-year   For the 10-year    For the period
     (date of commencement           1-year      3-year period    period ending    period ending          from
        of operation of           period ending      ending         12/31/97          12/31/97       commencement of
    corresponding portfolio)        12/31/97        12/31/97                                            portfolio
                                                                                                      operations to
                                                                                                        12/31/97
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Janus Aspen Worldwide Growth         16.23%          23.30%            N/A              N/A              20.61%

(9/12/93)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Morgan Stanley UF International      -3.06%           N/A              N/A              N/A              -3.07%
Magnum (1/1/97)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Dreyfus VIF Small Cap (8/30/90)      11.81%          18.47%          24.26%             N/A              41.94%

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

OCC Accumulation Trust Small         16.10%          16.43%          12.63%             N/A              13.83%
Cap (7/31/88) (1)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

MFS VIT Emerging Growth              16.08%           N/A              N/A              N/A              20.09%
(7/23/95)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Alliance VPF Premier Growth          28.03%          30.93%          19.02%             N/A              19.73%

(6/26/92)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Dreyfus VIF Capital                  21.44%          26.29%            N/A              N/A              18.05%
Appreciation (4/27/93)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

MFS VIT Research (7/25/95)           14.36%           N/A              N/A              N/A              18.98%

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Transamerica VIF Growth              44.91%          41.87%          29.69%            24.09%              N/A
(12/1/80) (2)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Alger American Income & Growth       30.76%          27.39%          15.49%             N/A              12.19%

(11/14/88)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Alliance VPF Growth & Income         22.85%          26.93%          17.25%             N/A              13.57%

(1/14/91)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

MFS VIT Growth w/ Income             23.66%           N/A              N/A              N/A              24.28%
(10/5/95)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Janus Aspen Balanced (9/12/93)       15.81%          18.17%            N/A              N/A              14.11%

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

OCC Accumulation Trust Managed       15.78%          26.98%          17.92%             N/A              18.64%
(7/31/88) (3)

--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Morgan Stanley UF High Yield          6.53%           N/A              N/A              N/A               6.57%

(1/1/97)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------

Morgan Stanley UF Fixed Income        2.99%           N/A              N/A              N/A               3.00%

(1/1/97)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------
Transamerica VIF Money Market          N/A            N/A              N/A              N/A                N/A
(1/1/98)
--------------------------------- -------------- --------------- ---------------- ----------------- ------------------


2.       Average     Annual
Total  Returns  -  Assuming
no surrender
         Average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expenses charges of 1.20% per annum, administrative expenses charge of 0.15% per annum and an account fee of $30 per annum adjusted for average account size, but do not reflect any applicable contingent deferred sales load (maximum of 6% of purchase payments).


---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
        SUB-ACCOUNT             For the      For the 3-year      For the          For the       For the period from
 (date of commencement of    1-year period    period ending   5-year period   10-year period      commencement of
       operation of              ending         12/31/97          ending      ending 12/31/97  portfolio operations
 corresponding portfolio)       12/31/97                         12/31/97                           to 12/31/97
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Janus Aspen Worldwide                21.63%           24.28%             N/A              N/A                 21.17%
Growth (9/12/93)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Morgan Stanley UF                     2.34%              N/A             N/A              N/A                  2.36%

International Magnum
(1/1/97)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Dreyfus VIF Small Cap                17.21%           19.53%          24.56%              N/A                 41.94%

(8/30/90)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
OCC Accumulation Trust               21.50%           17.53%          13.08%              N/A                 13.83%
Small Cap (7/31/88) (1)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

MFS VIT Emerging Growth              21.48%              N/A             N/A              N/A                 21.77%
(7/23/95)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
Alliance VPF Premier                 33.43%           31.80%             N/A              N/A                 20.02%
Growth (6/26/92)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Dreyfus VIF Capital                  26.84%           27.22%             N/A              N/A                 18.46%
Appreciation (4/27/93)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

MFS VIT Research (7/25/95)           19.76%              N/A             N/A              N/A                 20.41%

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Transamerica VIF Growth              50.31%           42.61%          29.95%           24.09%                    N/A
(12/1/80) (2)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
Alger American Income &              36.16%           28.31%          15.89%              N/A                 12.19%
Growth (11/14/88)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
Alliance VPF Growth &                28.25%           27.86%          17.63%              N/A                 13.69%
Income (1/14/91)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

MFS VIT Growth w/ Income             29.06%              N/A             N/A              N/A                 25.81%
(10/8/95)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Janus Aspen Balanced                 21.21%           19.23%             N/A              N/A                 14.65%

(9/12/93)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

OCC Accumulation Trust               21.18%           27.91%          18.29%              N/A                 18.64%
Managed (7/31/88) (3)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Morgan Stanley UF High               11.93%              N/A             N/A              N/A                 12.00%
Yield (1/1/97)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------

Morgan Stanley UF Fixed               8.39%              N/A             N/A              N/A                  8.44%
Income (1/1/97)

---------------------------- --------------- ---------------- --------------- ---------------- ----------------------
Transamerica VIF Money                  N/A              N/A             N/A              N/A                    N/A
Market (1/1/98)
---------------------------- --------------- ---------------- --------------- ---------------- ----------------------


3.       Cumulative Returns -
Assuming surrender

         Adjusted historical
cumulative total returns for

periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expenses charges of 1.20% per annum, administrative expenses charge of 0.15% per annum, an account fee of $30 per annum adjusted for average account size and the applicable contingent deferred sales load (maximum of 6% of purchase payments).


SUB-ACCOUNT
--------------------------- --------------- ---------------- ---------------- ---------------- ----------------------
 (date of commencement of     For the 1-      For the 3-       For the 5-       For the 10-     For the period from
       operation of          year period      year period      year period      year period       commencement of
 corresponding portfolio)       ending      ending 12/31/97  ending 12/31/97  ending 12/31/97  portfolio operations
                               12/31/97                                                             to 12/31/97
--------------------------- --------------- ---------------- ---------------- ---------------- ----------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide               16.23%           87.45%              N/A              N/A                123.91%
Growth (9/12/93)

---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF                   -3.06%              N/A              N/A              N/A                 -3.06%

International Magnum
(1/1/97)
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap               11.81%           66.26%          196.23%              N/A               1207.41%

(8/30/90)
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust              16.10%           57.83%           81.28%              N/A                239.00%
Small Cap (7/31/88) (1)

---------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth             16.08%              N/A              N/A              NA/                 56.35%
(7/23/95)

---------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier                28.03%          124.45%              N/A              N/A                170.07%
Growth (6/26/92)

---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital                 21.44%          101.41%              N/A              N/A                117.34%
Appreciation (4/27/93)

---------------------------------------------------------------------------------------------------------------------

MFS VIT Research (7/25/95)          14.36%              N/A              N/A              N/A                 52.70%

---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth             44.91%          185.53%          266.95%          765.61%                   N/A%
(12/1/80) (2)

---------------------------------------------------------------------------------------------------------------------

Alger American Income &             30.76%          106.75%          105.43%              N/A                185.94%
Growth (11/14/88)

---------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth &               22.85%          104.51%          121.60%              N/A                142.60%
Income (1/14/91)

---------------------------------------------------------------------------------------------------------------------

MFS VIT Growth w/ Income            23.66%              N/A              N/A              N/A                 62.38%
(10/8/95)

---------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                15.81%           65.01%              N/A              NA/                 76.45%

(9/12/93)
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust              15.78%          104.76%          127.97%              N/A                400.31%
Managed (7/31/88) (3)

---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High               6.53%              N/A              N/A              N/A                  6.53%
Yield (1/1/97)

---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed              2.99%              N/A              N/A              N/A                  2.99%
Income (1/1/97)

---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money                 N/A              N/A              N/A              N/A                    N/A
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------


4.       Cumulative Returns - Assuming no surrender
         Adjusted historical cumulative total returns for periods since inception of the portfolio for each sub-account are as follow. These figures include mortality and expenses charges of 1.20% per annum, administrative expenses charge of 0.15% per annum and an account fee of $30 per annum adjusted for average account size but do not reflect any applicable contingent deferred sales load (maximum of 6% of purchase payments).


SUB-ACCOUNT
---------------------------- ---------------- ---------------- --------------- --------------- ----------------------
 (date of commencement of      For the 1-     For the 3-year      For the         For the       For the period from
       operation of            year period     period ending   5-year period      10-year         commencement of
 corresponding portfolio)        ending          12/31/97          ending      period ending   portfolio operations
                                12/31/97                          12/31/97        12/31/97          to 12/31/97
---------------------------- ---------------- ---------------- --------------- --------------- ----------------------
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide                 21.63%           91.95%             N/A             N/A                128.41%
Growth (9/12/93)
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF                      2.34%              N/A             N/A             N/A                  2.34%
International Magnum
(1/1/97)
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                 17.21%           70.76%         199.83%             N/A               1207.41%
(8/30/90)
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust                21.50%           62.33%          84.88%             N/A                239.00%
Small Cap (7/31/88) (1)
---------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth               21.48%              N/A             N/A             N/A                 61.75%
(7/23/95)
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier                  33.43%          128.95%             N/A             N/A                173.67%
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital                   26.84%          105.91%             N/A             N/A                120.94%
Appreciation (4/27/93)
---------------------------------------------------------------------------------------------------------------------
MFS VIT Research (7/25/95)            19.76%              N/A             N/A             N/A                 57.20%
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth               50.31%          190.03%         270.55%         765.61%                    N/A
(12/1/80) (2)

---------------------------------------------------------------------------------------------------------------------
Alger American Income &               36.16%          111.25%         109.03%             N/A                185.94%
Growth (11/14/88)
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth &                 28.25%          109.01%         125.20%             N/A                144.40%
Income (1/14/91)
---------------------------------------------------------------------------------------------------------------------
MFS VIT Growth w/ Income              29.06%              N/A             N/A             N/A                 66.88%
(10/8/95)
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                  21.21%           69.51%             N/A             N/A                 80.05%
(9/12/93)
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust                21.18%          109.26%         131.57%             N/A                400.31%
Managed (7/31/88) (3)
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High                11.93%              N/A             N/A             N/A                 11.93%
Yield (1/1/97)
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed                8.39%              N/A             N/A             N/A                  8.39%
Income (1/1/97)
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money                   N/A              N/A             N/A             N/A                    N/A
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICY

         Transamerica Securities Sales Corporation ("TSSC") is principal underwriter of the policies. TSSC may also serve as principal underwriter and distributor of other policies issued through the variable account and certain other separate accounts of Transamerica and any affiliated of Transamerica. TSSC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.

         TSSC  has  entered
into sales  agreements with
other   broker-dealers   to
solicit   applications  for
the    policies     through
registered  representatives
who  are  licensed  to sell
securities   and   variable
insurance  products.  These
agreements   provide   that
applications     for    the
policies  may be  solicited
by               registered
representatives    of   the
broker-dealers    appointed
by   Transamerica  to  sell
its      variable      life
insurance    and   variable
annuities.            These
broker-dealers          are
registered     with     the
Commission  and are members
of    the     NASD.     The
registered  representatives
are    authorized     under
applicable            state
regulations     to     sell
variable   life   insurance
and variable annuities.

         Under the agreements, applications for policies will be sold by broker-dealers which will receive compensation as described in the Prospectus.

         The offering of the policies is expected to be continuous and TSSC does not anticipate discontinuing the offering of the policies. However, TSSC reserves the right to discontinue the offering of the policies.

         During fiscal year 1997, no commissions were paid to TSSC as underwriter of the policies; no amounts were retained by TSSC. Under the Sales Agreement, TSSC will pay broker-dealers compensation based on a percentage of each premium. The percentage may be up to 5.75% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commission may be paid.

SAFEKEEPING   OF   VARIABLE
ACCOUNT ASSETS

         Title  to   assets
of the variable  account is
held by  Transamerica.  The
assets   of  the   variable
account  are kept  separate
and       apart        from
Transamerica        general
account   assets.   Records
are   maintained   of   all
purchases  and  redemptions
of  portfolio  shares  held
by      each     of     the
sub-accounts.

STATE REGULATION

         Transamerica    is
subject  to  the  insurance
laws  and   regulations  of
all the states  where it is
licensed  to  operate.  The
availability   of   certain
policy      rights      and
provisions    depends    on
state    approval    and/or
filing      and      review
processes.  Where  required
by     state     law     or
regulation,    the   policy
will      be       modified
accordingly.

RECORDS AND REPORTS

         All records and accounts relating to the variable account will be maintained by Transamerica or by the Service Center. As presently required by the provisions of the 1940 Act and regulations promulgated thereunder which pertain to the variable account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

FINANCIAL STATEMENTS

         Because        the
variable  account  has  not
yet  commenced  operations,
there   is   no   financial
statement  for the variable
account.

         The      financial
statements              for
Transamerica   included  in
this      statement      of
additional      information
should be  considered  only
as bearing  on the  ability
of   Transamerica  to  meet
its  obligations  under the
policies.  They  should not
be  considered  as  bearing
on      the      investment
performance  of the  assets
in the variable account.

APPENDIX

         Accumulation
         Transfer Formula

           Transfers after
         the annuity date
         are implemented
         according to the
         following
         formulas:

         (1) Determine the
         number of units
         to be transferred
         from the variable
         sub-account as
         follows:
         = AT/AUV1

         (2) Determine the
         number of
         variable
         accumulation
         units remaining
         in such variable
         sub-account
         (after the
         transfer):
         = UNIT1   AT/AUV1

         (3) Determine the
         number of
         variable
         accumulation
         units in the
         transferee
         variable
         sub-account
         (after the
         transfer):
         = UNIT2 + AT/AUV2

         (4) Subsequent variable accumulation payments will reflect the changes in variable accumulation units in each variable sub-account as of the next variable accumulation payment's due date.

         Where:

         (AUV1) is the variable accumulation unit value of the variable sub-account that the transfer is being made from as of the end of the valuation period in which the transfer request was received.

         (AUV2) is the variable accumulation unit value of the variable sub-account that the transfer is being made to as of the end of the valuation period in which the transfer request was received.

         (UNIT1) is the number of variable accumulation units in the variable sub-account that the transfer is being made from, before the transfer.

         (UNIT2) is the number of variable accumulation units in the variable sub-account that the transfer is being made to, before the transfer.

         (AT)  is  the  dollar  amount  being   transferred  from  the  variable
         sub-account.

                                    Audited Financial Statements




                                    Transamerica Life
                                    Insurance Company of New York


                                    December 31, 1997

TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK

Audited Financial Statements

December 31, 1997





Report of Independent Auditors....................... 1
Balance Sheet........................................ 2
Statement of Income.................................. 3
Statement of Shareholder's Equity.................... 4
Statement of Cash Flows.............................. 5
Notes to Financial Statements........................ 6

                                                         1
3324/Folder T






                                           REPORT OF INDEPENDENT AUDITORS


Transamerica Corporation
          and
Board of Directors
Transamerica Life Insurance Company of New York


We have audited the accompanying balance sheet of Transamerica Life Insurance Company of New York as of December 31, 1997 and 1996, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance
Company of New York at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.







January 23, 1998

TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK

                                                         9
                                                         2
TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEET

                                                                                      December 31
                                                                             1997                      1996
                                                                    ---------------------    --------------
                                                                                 (In thousands, except
                                                                                    for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $             489,053    $             464,153
   Investment real estate                                                             343                      353
   Policy loans                                                                    13,595                   11,973
                                                                    ---------------------    ---------------------
                                                                                  502,991                  476,479
Cash                                                                                3,029                    9,079
Accrued investment income                                                           9,245                    8,840
Accounts receivable                                                                 3,419                    3,214
Reinsurance recoverable on paid and unpaid losses                                  10,204                   12,241
Deferred policy acquisitions costs                                                 52,181                   56,632
Other assets                                                                        5,364                    7,047
Separate account assets                                                           308,590                  195,363
                                                                    ---------------------    ---------------------

                                                                    $             895,023    $             768,895
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $             483,477    $             482,561
   Reserves for future policy benefits                                             10,449                   10,264
   Policy claims and other                                                          1,810                    3,890
                                                                    ---------------------    ---------------------
                                                                                  495,736                  496,715
Income tax liabilities                                                              8,008                    3,849
Accounts payable and other liabilities                                              7,418                    6,994
Separate account liabilities                                                      308,590                  195,363
                                                                    ---------------------    ---------------------
                                                                                  819,752                  702,921
Shareholder's equity:
   Common Stock ($1,000 par value):
     Authorized--2,000 shares
     Issued and outstanding--2,000 shares                                           2,000                    2,000
   Additional paid-in capital                                                      52,320                   52,320
   Retained earnings                                                               13,224                    9,397
   Net unrealized investment gains                                                  7,727                    2,257
                                                                    ---------------------    ---------------------
                                                                                   75,271                   65,974
                                                                    ---------------------    ---------------------

                                                                    $             895,023    $             768,895
                                                                    =====================    =====================




See notes to financial statements.






STATEMENT OF INCOME

                                                                                          Year Ended December 31
                                                                                 1997             1996              1995
                                                                           ---------------  ---------------   ----------
                                                                                              (In thousands)

Revenues:
   Premiums and other considerations                                       $        17,833  $        15,624   $        13,495
   Net investment income                                                            37,068           34,834            30,897
   Net realized investment gains                                                         6               99                19
                                                                           ---------------  ---------------   ---------------

                                                        TOTAL REVENUES              54,907           50,557            44,411

Benefits:
   Benefits paid or provided                                                        37,680           34,455            31,984
   Increase (decrease) in policy reserves and liabilities                             (424)            (711)              316
                                                                           ---------------- ---------------   ---------------
                                                                                    37,256           33,744            32,300
Expenses:
   Amortization of deferred policy acquisition costs                                 3,974            3,002             2,197
   Salaries and salary related expenses                                              3,486            3,518             3,206
   Other expenses                                                                    4,789            3,789             3,219
                                                                           ---------------  ---------------   ---------------
                                                                                    12,249           10,309             8,622
                                                                           ---------------  ---------------   ---------------
                                           TOTAL BENEFITS AND EXPENSES              49,505           44,053            40,922
                                                                           ---------------  ---------------   ---------------

                                            INCOME BEFORE INCOME TAXES               5,402            6,504             3,489

Provision for income taxes                                                           1,575            2,175             1,331
                                                                           ---------------  ---------------   ---------------

                                                            NET INCOME     $         3,827  $         4,329   $         2,158
                                                                           ===============  ===============   ===============



See notes to financial statements.

STATEMENT OF SHAREHOLDER'S EQUITY

                                                                                                                    Net
                                                                                                                Unrealized
                                                                                 Additional                     Investment
                                                         Common Stock              Paid-in        Retained         Gains
                                                    Shares        Amount           Capital        Earnings       (Losses)
                                                                    (In thousands, except for share data)

Balance at January 1, 1995                            2,000    $      2,000    $     47,320    $     2,910   $       (3,912)

   Net income                                                                                        2,158
   Capital contributions from parent                                                  5,000
   Change in net unrealized
     investment gains (losses)                                                                                       10,793

Balance at December 31, 1995                          2,000           2,000          52,320          5,068            6,881

   Net income                                                                                        4,329
   Change in net unrealized
     investment gains (losses)                                                                                       (4,624)
                                               ------------    ------------    ------------    -----------   --------------
                                                      2,000           2,000          52,320          9,397            2,257
Balance at December 31, 1996

   Net income                                                                                        3,827
   Change in net unrealized
     investment gains (losses)                                                                                        5,470
                                               ------------    ------------    ------------    -----------   --------------
Balance at December 31, 1997                          2,000    $      2,000    $     52,320    $    13,224   $        7,727
                                               ============    ============    ============    ===========   ==============


See notes to financial statements.

STATEMENT OF CASH FLOWS

                                                                                          Year Ended December 31
                                                                                 1997             1996              1995
                                                                           ---------------  ---------------   ----------
                                                                                              (In thousands)
OPERATING ACTIVITIES
   Net income                                                              $         3,827  $         4,329   $         2,158
   Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
       Changes in:
         Reinsurance recoverable and accounts
           receivable                                                                1,832              223             2,498
         Accrued investment income                                                    (405)          (1,329)           (1,351)
         Policy liabilities                                                         (1,893)           7,850            11,693
         Other assets, accounts payable and other
           liabilities, and income taxes                                             3,525           (4,130)              786
       Policy acquisition costs deferred                                           (13,256)         (12,288)          (12,126)
       Amortization of deferred policy acquisition costs                             3,974            3,002             2,197
       Net realized gains on investment transactions                                    (6)             (99)              (19)
       Other                                                                           (43)           1,179              (698)
                                                                           ---------------- ---------------   ---------------

                                            NET CASH PROVIDED (USED) BY
                                                   OPERATING ACTIVITIES             (2,445)          (1,263)            5,138


INVESTMENT ACTIVITIES
   Purchases of securities and other investments                                   (92,398)         (92,243)          (79,260)
   Sales of investments                                                             84,805           39,469            28,738
   Maturities of securities                                                          3,668            2,500             2,000
   Other                                                                              (596)             (75)              (77)
                                                                           ---------------- ---------------   ---------------

                                  NET CASH USED
                                                BY INVESTING ACTIVITIES             (4,521)         (50,349)          (48,599)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                                      40,978           75,283            65,019
   Withdrawals from policyholder contract deposits                                 (40,062)         (30,849)          (26,078)
   Capital contributions from parent                                                     -                -             5,000
                                                                           ---------------  ---------------   ---------------

                              NET CASH PROVIDED BY
                                                   FINANCING ACTIVITIES                916           44,434            43,941
                                                                           ---------------  ---------------   ---------------

                                            (DECREASE) INCREASE IN CASH             (6,050)          (7,178)              480

Cash at beginning of year                                                            9,079           16,257            15,777
                                                                           ---------------  ---------------   ---------------

                                                    CASH AT END OF YEAR    $         3,029  $         9,079   $        16,257
                                                                           ===============  ===============   ===============



See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Life Insurance Company of New York (the "Company") is domiciled in New York. The Company is a wholly owned subsidiary of Transamerica Occidental Life Insurance Company ("TOLIC"), which is an indirect subsidiary of Transamerica Corporation. Prior to 1997, the Company was named First Transamerica Life Insurance
Company.

The Company engages primarily in providing life insurance, annuity products, and structured settlements. The Company's customers are primarily in the state of New York.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Reclassifications: Certain reclassifications of prior year amounts have been made to conform to the 1997 presentation.

Use of Estimates: Certain amounts reported in the accompanying financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1997, the Financial Accounting Standards Board issued a new standard on reporting comprehensive income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This standard is effective for interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for all periods presented will be required upon adoption. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's results of operations or financial position.

In 1997, the Company adopted the Financial Accounting Standards Board's new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. There was no material effect on the financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the financial position or results of operations of the Company.

Investments:  Investments are reported on the following bases:

      Fixed maturities--All debt securities are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines.

      Investment real estate--at cost, less allowance for depreciation and possible impairment.

      Policy loans--at unpaid balances.

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Realized gains and losses on disposal of investments are determined on a specific identification basis. Changes in fair values of fixed maturities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and deferred income taxes as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, medical examination and inspection report fees, and certain variable sales, underwriting and issue expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies generally in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC related to non-traditional and investment-type products is adjusted as if unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate  Accounts:  The  Company  administers  segregated  asset  accounts  for variable annuity contracts. The assets held in these Separate Accounts are invested in various mutual fund portfolios managed by third party companies. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities and single premium immediate annuities. Policyholder contract deposits on universal life and investment products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 5.0% to 7.15% in 1997 and from 5.2% to 7.2% in 1996 and from 5.5% to 7.8% in 1995.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. The reserve for future policy benefits for traditional life insurance products has been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. The initial interest assumptions range from 4.0% to 5.5%.

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

Income Taxes: The Company is included in the consolidated federal income tax return of TOLIC which, with its domestic subsidiaries and affiliates, is included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires the Company to accrue and settle income tax obligations in amounts that would result if the Company filed separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available.

Fair  values  for  policy  loans  are  estimated  using   discounted  cash  flow
calculations, based on interest rates currently being offered for similar loans to borrowers.

The carrying amounts of cash and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturities consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying balance sheet.

December 31, 1997


NOTE B--INVESTMENTS

The cost and fair value of fixed maturities available for sale are as follows (in thousands):


                                                                               Gross             Gross
                                                                            Unrealized        Unrealized           Fair
                                                            Cost               Gain              Loss              Value
December 31, 1997

U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies                          $            828   $             75  $              -  $            903
Obligations of states and political
   subdivisions                                                 21,195              1,672                 -            22,867
Corporate securities                                           345,198             25,661               139           370,720
Public utilities                                                84,557              7,542                79            92,020
Mortgage-backed securities                                       2,334                209                 -             2,543
                                                      ----------------   ----------------  ----------------  ----------------

                                                      $        454,112   $         35,159  $            218  $        489,053
                                                      ================   ================  ================  ================

December 31, 1996

U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies                          $            843   $             58  $              -  $            901
Obligations of states and political
   subdivisions                                                 23,193                801                 6            23,988
Corporate securities                                           280,021             10,485  $          2,473           288,033
Public utilities                                               114,746              4,267             1,136           117,877
Mortgage-backed securities                                      32,722                632                 -            33,354
                                                      ----------------   ----------------  ----------------  ----------------

                                                      $        451,525   $         16,243  $          3,615  $        464,153
                                                      ================   ================  ================  ================


The cost and fair value of fixed maturities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                                 Fair
                                                                               Cost              Value

     Due in 1998                                                         $          7,897  $          8,032
     Due in 1999-2002                                                              53,875            56,505
     Due in 2003-2007                                                             108,204           113,808
     Due after 2007                                                               281,802           308,165
                                                                         ----------------  ----------------
                                                                                  451,778           486,510
     Mortgage-backed securities                                                     2,334             2,543
                                                                         ----------------  ----------------

                                                                         $        454,112  $        489,053
                                                                         ================  ================

December 31, 1997


NOTE B--INVESTMENTS (Continued)

As of December 31, 1997, the Company held investments in one issuer, other than the United States Government or a United States Government agency or authority, which exceeded 10% of total shareholder's equity as follows (in thousands):

   Name of Issuer                             Carrying Value

   Hill Street Funding                          $       9,178
                                                =============


The carrying value of those assets that were on deposit with public officials in compliance with regulatory requirements was $0.9 million at December 31, 1997.

Net investment income by major investment category is summarized as follows (in thousands):


                                                                  1997            1996            1995
                                                             --------------  --------------  ---------

      Fixed maturities                                       $       35,740  $       34,431  $       30,865
      Short-term, policy loans and other
         investments                                                  1,686             631             582
                                                             --------------  --------------  --------------
                                                                     37,426          35,062          31,447
      Investment expenses                                              (358)           (228)           (550)
                                                             --------------  --------------  --------------

              Net investment income                          $       37,068  $       34,834  $       30,897
                                                             ==============  ==============  ==============

The following summarizes realized investment gains and losses and other information related to investments (in thousands):

                                                                  1997            1996            1995
                                                             --------------  --------------  ---------
     Gross gains on disposition of investment in
         fixed maturities                                    $         664   $          99   $        283
     Gross losses on disposition of investment in
         fixed maturities                                             (658)              -           (264)
                                                             --------------  -------------   -------------
     Net gains on disposition of investment in
         fixed maturities                                    $           6   $          99   $         19
                                                             =============   =============   ============
     Proceeds from disposition of investment in
         fixed maturities                                    $      84,805   $      39,469   $     28,738
                                                             =============   =============   ============


December 31, 1997


NOTE B--INVESTMENTS (Continued)

The components of change in net unrealized investment gains (losses) in the accompanying statement of shareholder's equity are as follows (in thousands):

                                                                                  1997             1996
                                                                             --------------   ---------

     Unrealized gains on investment in fixed
       maturities                                                            $       34,941   $      12,628
     Fair value adjustments to DPAC                                                 (23,053)         (9,320)
     Related deferred taxes                                                          (4,161)         (1,051)
                                                                             --------------   -------------

                                                                             $        7,727   $       2,257
                                                                             ==============   =============


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                  1997            1996            1995
                                                             --------------  --------------  ---------

     Balance at beginning of year                            $       56,632  $       35,588  $       61,435
     Amounts deferred:
       Commissions                                                   10,204           9,045           8,645
       Other                                                          3,052           3,243           3,481
     Amortization                                                    (3,974)         (3,002)         (2,197)
     Fair value adjustment                                          (13,733)         11,758         (35,776)
                                                             --------------  --------------  --------------

     Balance at end of year                                  $       52,181  $       56,632  $       35,588
                                                             ==============  ==============  ==============


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                December 31
                                                                          1997             1996

     Liabilities for investment-type products                        $     316,628    $      289,762
     Liabilities for non-traditional life insurance
        products                                                           166,849           192,799
                                                                     -------------    --------------

                                                                     $     483,477    $      482,561
                                                                     =============    ==============


December 31, 1997


NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                December 31
                                                                           1997        1996

        Current tax liabilities                                      $         294    $          951
        Deferred tax liabilities                                             7,714             2,898
                                                                     -------------    --------------

                                                                     $       8,008    $        3,849
                                                                     =============    ==============

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                December 31
                                                                           1997        1996

        Deferred policy acquisition costs                            $      21,897    $      18,046
        Unrealized investment gains                                          4,161            1,051
        Other - net                                                              -              136
                                                                     -------------    -------------
            Total deferred tax liabilities                                  26,058           19,233


        Life insurance policy liabilities                                  (18,344)         (16,335)
                                                                     -------------    -------------
            Total deferred tax assets                                      (18,344)         (16,335)
                                                                     -------------    -------------

                                                                     $       7,714    $       2,898
                                                                     =============    =============

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the balance sheet.

Components of provisions for income taxes (benefits) are as follows (in thousands):

                                                                  1997            1996            1995
                                                             --------------  --------------  ---------

       Current tax expense (benefit)                         $         (238) $          751  $         (665)
       Deferred tax expense                                           1,813           1,424           1,996
                                                             --------------  --------------  --------------

                                                             $        1,575  $        2,175  $        1,331
                                                             ==============  ==============  ==============

The differences between federal income taxes computed at the statutory rate and provision for income taxes are primarily due to tax exempt income.

An income tax payment of $0.4 million and $0.3 million and an income tax refund of $0.1 million in 1997, 1996 and 1995, respectively, was received from or paid to TOLIC.

December 31, 1997


NOTE F--REINSURANCE (Continued)

The Company is involved in the cession of reinsurance to affiliated companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses; however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                                                     Ceded to
                                                Gross             Ceded to        Non-affiliated            Net
                                               Amount               TOLIC            Companies            Amount
       1997
          Life insurance in force,
            at end of year               $     4,588,120     $         297,518  $        2,765,285  $        1,525,317
                                         ===============     =================  ==================  ==================

          Premiums and other
            considerations               $           23,686  $             768  $            5,085  $           17,833
                                         ==================  =================  ==================  ==================

          Benefits paid or
            provided                     $           45,434  $           1,400  $            6,354  $           37,680
                                         ==================  =================  ==================  ==================

       1996
          Life insurance in force,
            at end of year               $        4,769,031  $         177,437  $        2,323,447  $        2,268,147
                                         ==================  =================  ==================  ==================

          Premiums and other
            considerations               $           24,652  $             753  $            8,275  $           15,624
                                         ==================  =================  ==================  ==================

          Benefits paid or
            provided                     $           43,440  $             539  $            8,446  $           34,455
                                         ==================  =================  ==================  ==================

       1995
          Life insurance in force,
            at end of year               $        5,216,397  $         198,199  $        2,643,198  $        2,375,000
                                         ==================  =================  ==================  ==================

          Premiums and other
            considerations               $           23,367  $               -  $            9,872  $           13,495
                                         ==================  =================  ==================  ==================

          Benefits paid or
            provided                     $           39,432  $           1,822  $            5,626  $           31,984
                                         ==================  =================  ==================  ==================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates (the "Plan"). Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the Plan generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are primarily invested in publicly traded stocks and bonds.

December 31, 1997


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Continued)


The Company's pension costs charged to income were not significant in 1997, 1996 or 1995.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with TOLIC and certain of its other affiliates in the normal course of operations, including reinsurance transactions, computer services, investment services and advertising services. The reinsurance recoverable from TOLIC, including the amount receivable for policy claims paid, amounted to $123,000 and $300,000 at December 31, 1997 and 1996, respectively.


NOTE I--LEASES

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expense for properties occupied by the Company was $1.0 million in 1997 and $0.9 million in 1996 and 1995. The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 (in thousands):


            Year   ending   December  31
DecemDecember331:DEcDecember 31:

1998                              $       1,141
1999                                      1,141
2000                                        707
2001                                        328
2002                                        328
Later years                               4,097
                                  -------------

                                     $       7,742


NOTE J--LITIGATION

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company (along with TOLIC and Transamerica Assurance Company, an affiliate) and plaintiff's counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification to affected policyholders. Administrative and policy benefit costs associated with the settlement have been accrued. The portion which relates to the Company is not material. Additional costs related to the settlement are not expected to be material and will be incurred over a period of years. Additional costs related to the settlement are not currently determinable.

December 31, 1997


NOTE J--LITIGATION (Continued)

In the opinion of the Company, any ultimate liability which might result from other litigation would not have a materially adverse effect on the financial position of the Company or the results of its operations.


NOTE K--REGULATORY MATTERS

The Company is subject to state insurance laws and regulations, principally those of the State of New York. Such regulations include the risk based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from operations for the preceding year. Those statutory amounts are determined in conformity with statutory accounting practices prescribed or permitted by the Department of Insurance of New York ("New York Department"). Currently, no dividends can be paid by the Company without prior approval of New York Department.

The Company's statutory net income income (loss) and capital and surplus are summarized as follows (in thousands):

                                                                  1997            1996            1995
                                                             --------------  --------------  ---------

     Statutory net income (loss)                             $          395  $         (551) $        1,779
     Statutory capital and surplus, at end of year                   23,591          22,822          22,713


NOTE L--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                              December 31
                                                                 1997                             1996
                                                   -------------------------------  ------------------
                                                       Carrying          Fair           Carrying           Fair
                                                         Value           Value            Value            Value

       Financial Assets:
          Fixed maturities                         $      489,053  $      489,053   $      464,153   $      464,153
          Policy loans                                     13,595          13,595           11,973           11,973
          Cash                                              3,029           3,029            9,079            9,079
          Accrued investment income                         9,245           9,245            8,840            8,840

       Financial Liabilities:
          Liabilities for investment-type
            contracts:
              Single and flexible premium
                deferred annuities                        151,173         150,577          146,524          144,207
              Single premium immediate
                annuities                                 165,455         165,881          143,238          130,297



                                                 OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:

                  Not Applicable.

     (b)  Exhibits:

                  (1) Resolutions of Board of Directors of Transamerica Life Insurance Company of New York (the "Company") authorizing the creation of Separate Account VA-6NY (the "Separate Account"). 1/

              (2)          Not Applicable.

                  (3) Form of Underwriting Agreement between the Company, the Separate Account and Transamerica Securities Sales Corporation. 1/

                  (4) Form of Flexible Premium Deferred Variable Annuity Contract. 1/


                  (5) Form of Application for Flexible Premium Variable Annuity. 1/


                  (6)      (a)      Articles of Incorporation of Transamerica
                                    Life Insurance Company of New York. 1/2/

                           (b) By-Laws of Transamerica Life Insurance Company of New York. 1/2/


                  (7)      Not Applicable.

                  (8)      Form  of  Participation   Agreements   regarding  the
                           Portfolio.

                           (a)      re The Alger American Fund 1/
                           (b)      re Alliance Variable Products Series Fund,
                                    Inc. 1/

                           (c)      re Dreyfus Variable Investment Fund 2/
                           (d)      re Janus Aspen Series 1/
                           (e)      re MFS Variable Insurance Trust 1/
                           (f)      re Morgan Stanley Universal Funds, Inc. 1/
                           (g)      re OCC Accumulation Trust 1/
                           (h)      re Transamerica Variable Insurance Fund,

                                    Inc. 1/

                  (9)      Opinion and Consent of Counsel. 1/

                  (10)     (a)  Consent of Counsel. 1/


                           (b)  Consent of Independent Auditors. 1/2/


                  (11) No financial statements are omitted from Item 23.

                  (12)     Not Applicable.

                  (13)     Performance Data Calculations. 1/

                  (14)     Not Applicable.

                  (15)     Powers of Attorney. 1/2
                              Thomas O'Neill


----------------------------


1/ Incorporated by reference to the like- numbered exhibit to the initial filing of the Registration Statement of Transamerica Life Insurance Company of New York's Separate Account VA-6NY on Form N-4, File No. 333-
         47219 (March 4, 1998).

2/       Filed herewith.

Item 25.          Directors and Officers of the Depositor.

         The names of Directors and Executive Officers of the Company, their positions and offices with the Company, and their other affiliations are as follows. The address of Directors and Executive Officers is 1150 South Olive Street, Los Angeles, California 90015-2211, unless indicated by asterisk.

         List of Directors of Transamerica Life Insurance Company of
         New York:



                           Marc C. Abrahms*
                           James T. Byrne, Jr.*
                           Alan T. Cunningham*


                           John A. Fibiger



                           Daniel E. Jund
                           Thomas O'Neill**


                           James B. Roszak
                           Robert Rubinstein*
                           Nooruddin S. Veerjee

         *100 Manhattanville Road, Purchase, New York 10577
         **Transamerica Square, 401 N. Tryon Street, Charlotte, North
                  Carolina 28202


         List of Officers for Transamerica Life Insurance Company of
         New York:



              Nooruddin S. Veerjee                            Chairman
              James W. Dederer CLU                            General Counsel


              Alan T. Cunningham                              President
              Robert Rubinstein                               Senior Vice President,

                                                              Chief Actuary, Chief
                                                              Operating Officer and
                                                              Secretary

              Gary U. Rolle                                   Investment Officer
              Susan A. Silbert                                Investment Officer
              Nicki Bair FSA,MAAA                             Vice President
              Roy Chong-Kit FSA,MAAA                          Vice President
              Paul Hankwitz MD                                Vice President and
                                                              Chief Medical Director
              Ken Kilbane                                     Vice President
              William J. Lyons                                Vice President and Chief





                                                              Underwriter


              Alexander Smith, Jr.                            Vice President,

                                                              Administration and Controller


              Kamran Haghighi                                 Tax Officer
              William M. Hurst                                Assistant Secretary
              Timothy Weis                                    Vice President
              Sally S. Yamada CPA,FLMI                        Treasurer





Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                  Registrant is a separate account of Transamerica Life Insurance Company of new York, is controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Depositor, Transamerica Life Insurance Company of New York, is wholly owned by Transamerica Occidental Life Insurance Company, which is wholly owned by Transamerica Insurance Corporation of California (Transamerica- California). Transamerica-California may be deemed to be controlled by its parent, Transamerica Corporation.

                  The following chart indicates the persons controlled by or under common control with Transamerica.


                                     TRANSAMERICA CORPORATION AND SUBSIDIARIES
                                      WITH STATE OR COUNTRY OF INCORPORATION


   Transamerica Corporation - DE
      ARC Reinsurance Corporation - HI
         Transamerica Management, Inc. - DE
            Criterion Investment Management Company - TX
      Inter-America Corporation - CA
      Mortgage Corporation of America - CA
      Pyramid Insurance Company, Ltd. - HI
         Pacific Cable Ltd. - Bmda.
            TC Cable, Inc. - DE
      RTI Holdings, Inc. - DE
      Transamerica Airlines, Inc. - DE
      Transamerica Business Technologies Corporation - DE
      Transamerica CBO I, Inc. - DE
      Transamerica Corporation (Oregon) - OR
      Transamerica Delaware, L.P. - DE
      Transamerica Finance Corporation - DE
         TA Leasing Holding Co., Inc. - DE
            Trans Ocean Ltd. - DE

               Trans Ocean Container Corp. - DE
                  SpaceWise Inc. - DE
                  TOD Liquidating Corp. - CA
                  TOL S.R.L. - Itl.
                  Trans Ocean Container Finance Corp. - DE
                  Trans Ocean Leasing Deutschland GmbH - Ger.
                  Trans Ocean Leasing PTY Limited - Aust.
                  Trans Ocean Management Corporation - CA
                  Trans Ocean Management S.A. - SWTZ
                  Trans Ocean Regional Corporate Holdings - CA
                  Trans Ocean Tank Services Corporation - DE
            Transamerica Leasing Inc. - DE
               Better Asset Management Company LLC - DE
               Transamerica Leasing Holdings Inc. - DE
                  Greybox Logistics Services Inc. - DE
                  Greybox L.L.C. - DE
                     Transamerica Trailer Leasing S.N.C. - Fra.
                  Greybox Services Limited - U.K.
                  Intermodal Equipment, Inc. - DE
                     Transamerica Leasing N.V. - Belg.
                     Transamerica Leasing SRL - Itl.
                  Transamerica Distribution Services Inc. - DE
                  Transamerica Leasing Coordination Center -
Belg.
                  Transamerica Leasing do Brasil Ltda. - Braz.
                  Transamerica Leasing GmbH - Ger.
                  Transamerica Leasing Limited - U.K.
                     ICS Terminals (UK) Limited - U.K.
                  Transamerica Leasing Pty. Ltd. - Aust.
                  Transamerica Leasing (Canada) Inc. - Can.
                  Transamerica Leasing (HK) Ltd. - H.K.
                  Transamerica Leasing (Proprietary) Limited -
S.Afr.
                  Transamerica Tank Container Leasing Pty.
Limited - Aust.
                  Transamerica Trailer Holdings I Inc. - DE
                  Transamerica Trailer Holdings II Inc. - DE
                  Transamerica Trailer Holdings III Inc. - DE
                  Transamerica Trailer Leasing AB - Swed.
                  Transamerica Trailer Leasing AG - SWTZ
                  Transamerica Trailer Leasing A/S - Denmk.
                  Transamerica Trailer Leasing GmbH - Ger.
                  Transamerica Trailer Leasing (Belgium) N.V. -
Belg.
                  Transamerica Trailer Leasing (Netherlands) B.V.
- Neth.
                  Transamerica Trailer Spain S.A. - Spn.
                  Transamerica Transport Inc. - NJ
         Transamerica Commercial Finance Corporation, I - DE
            BWAC Credit Corporation - DE
            BWAC International Corporation - DE
            BWAC Twelve, Inc. - DE
               TIFCO Lending Corporation - IL
               Transamerica Insurance Finance Corporation - MD

                  Transamerica Insurance Finance Company (Europe)
- MD
                  Transamerica Insurance Finance Corporation,
California - CA
                  Transamerica Insurance Finance Corporation,
Canada - ON
            Transamerica Business Credit Corporation - DE
               Direct Capital Equity Investment, Inc. - DE
               TA Air East, Corp. -
               TA Air III, Corp. - DE
               TA Air II, Corp. - DE
               TA Air IV, Corp. - DE
               TA Air I, Corp. - DE
               TBC III, Inc. - DE
               TBC II, Inc. - DE
               TBC IV, Inc. -
               TBC I, Inc. - DE
               TBC Tax III, Inc. -
               TBC Tax II, Inc. -
               TBC Tax IV, Inc. -
               TBC Tax IX, Inc. -
               TBC Tax I, Inc. -
               TBC Tax VIII, Inc. -
               TBC Tax VII, Inc. -
               TBC Tax VI, Inc. -
               TBC Tax V, Inc. -
               TBC Tax XII, Inc. -
               TBC Tax XI, Inc. -
               TBC V, Inc. -
               The Plain Company - DE
            Transamerica Distribution Finance Corporation - DE
               Transamerica Accounts Holding Corporation - DE Transamerica Commercial Finance Corporation - DE
                  Inventory Funding Trust - DE
                     Inventory Funding Company, LLC - DE
                  TCF Asset Management Corporation - CO
                  Transamerica Joint Ventures, Inc. - DE
               Transamerica Inventory Finance Corporation - DE
                  BWAC Seventeen, Inc. - DE
                     Transamerica Commercial Finance Canada,
Limited - ON
                     Transamerica Commercial Finance Corporation,
Canada - Can.
                  BWAC Twenty-One, Inc. - DE
                     Transamerica Commercial Finance Limited -
U.K.
                        WFC Polska Sp. Zo.o -
                     Transamerica Commercial Holdings Limited -
U.K.
                     Transamerica Commercial Holdings, Inc. -
                        Transamerica Trailer Leasing Limited - NY
                  Transamerica Commercial Finance France S.A. -
Fra.
                  Transamerica GmbH Inc. - DE

               Transamerica Retail Financial Services Corporation
- DE
                  Transamerica Consumer Finance Holding Company -
DE
                     Metropolitan Mortgage Company - FL
                        Easy Yes Mortgage, Inc. - FL
                        Easy Yes Mortgage, Inc. - GA
                        First Florida Appraisal Services, Inc. -
FL
                           First Georgia Appraisal Services, Inc.
- GA
                        Freedom Tax Services, Inc. - FL
                        J.J. & W. Advertising, Inc. - FL
                        J.J. & W. Realty Corporation - FL
                        Liberty Mortgage Company of Ft. Myers,
Inc. - FL
                        Metropolis Mortgage Company - FL
                        Perfect Mortgage Company - FL
                  Whirlpool Financial National Bank - DE
               Transamerica Vendor Financial Services - DE
            Transamerica Distribution Finance Corporation de
Mexico -
               Transamerica Corporate Services de Mexico -
            Transamerica Federal Savings Bank -
            Transamerica HomeFirst, Inc. - CA
         Transamerica Home Loan - CA
         Transamerica Lending Company - DE
      Transamerica Financial Products, Inc. - CA
      Transamerica Foundation - CA
      Transamerica Insurance Corporation of California - CA
         Arbor Life Insurance Company - AZ
         Plaza Insurance Sales, Inc. - CA
         Transamerica Advisors, Inc. - CA
         Transamerica Annuity Service Corporation - NM Transamerica Financial Resources, Inc. - DE
            Financial Resources Insurance Agency of Texas - TX TBK Insurance Agency of Ohio, Inc. - OH
            Transamerica Financial Resources Insurance Agency of
Alabama Inc. - AL
            Transamerica Financial Resources Insurance Agency of Massachusetts Inc. - MA
         Transamerica International Insurance Services, Inc. - DE
            Home Loans and Finance Ltd. - U.K.
         Transamerica Occidental Life Insurance Company - CA
            NEF Investment Company - CA
            Transamerica China Investments Holdings Limited -
H.K.
            Transamerica Life Insurance and Annuity Company - NC
               Transamerica Assurance Company - CO
            Transamerica Life Insurance Company of Canada - Can. Transamerica Life Insurance Company of New York - NY Transamerica South Park Resources, Inc. - DE Transamerica Variable Insurance Fund, Inc. - MD
            USA Administration Services, Inc. - KS

         Transamerica Products, Inc. - CA
            Transamerica Leasing Ventures, Inc. - CA
            Transamerica Products II, Inc. - CA
            Transamerica Products IV, Inc. - CA
            Transamerica Products I, Inc. - CA
         Transamerica Securities Sales Corporation - MD
         Transamerica Service Company - DE
      Transamerica Intellitech, Inc. - DE
      Transamerica International Holdings, Inc. - DE
      Transamerica Investment Services, Inc. - DE
         Transamerica Income Shares, Inc. (managed by TA
Investment Services) - MD
      Transamerica LP Holdings Corp. - DE
      Transamerica Real Estate Tax Service (A Division of
Transamerica Corporation) - N/A
         Transamerica Flood Hazard Certification (A Division of
TA Real Estate Tax Service) - N/A
      Transamerica Realty Services, Inc. - DE
         Bankers Mortgage Company of California - CA
         Pyramid Investment Corporation - DE
         The Gilwell Company - CA
         Transamerica Affordable Housing, Inc. - CA
         Transamerica Minerals Company - CA
         Transamerica Oakmont Corporation - CA
         Ventana Inn, Inc. - CA
      Transamerica Senior Properties, Inc. - DE
         Transamerica Senior Living, Inc. - DE

Item 27.          Number of Contractowners

                  None.


Item 28.          Indemnification

                  Transamerica Life Insurance Company of New York's ByLaws provide in Article VIII as follows:

                  The Corporation shall indemnify to the fullest extent now or hereafter provided for or permitted by law each person involved in, or made or threatened to be made a party to, any action suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the Corporation, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the Corporation, or (ii) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided in Subsection (b) below.

                      (b) No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Proceeding initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article VIII, unless such Proceeding was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Proceeding unless and until the Corporation has consented to such settlement or compromise.

                      (c) Written notice of any Proceeding for which indemnification may be sought by any person shall be given to the Corporation as soon as practicable.
                      The Corporation shall then be permitted to participate in the defense of any such proceeding or, unless conflicts of interest or position exist between such person and the Corporation in the conduct of such defense, to assume such defense. In the event that the Corporation assumes the defense of any such Proceeding, legal counsel selected by the Corporation shall be reasonably acceptable to such person. After such an assumption, the Corporation shall not be liable to such person for any legal or other expenses subsequently incurred unless such expenses have been expressly authorized by the Corporation. In the event that the Corporation participates in the defense of any such Proceeding, such person may select counsel to represent him in regard to such a Proceeding; however, such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Proceeding who are similarly situated, unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

                               (d)In making any determination regarding any
                      person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                  The directors and officers of Transamerica Life Insurance Company of New York are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers.

Item 29.          Principal Underwriter

                  (a) Transamerica Securities Sales Corporation, the principal underwriter, is also the underwriter for: Transamerica Investors, Inc.; Transamerica Variable Insurance Fund, Inc.; Transamerica Occidental Life Insurance Company's Separate

                           Accounts: VA-2; VA-2L; VA-2NL; VA-2NLNY; VA-5; and VA-5NLNY; Transamerica Life Insurance and Annuity Company's Separate Accounts VL and VA-1. The Underwriter is wholly-owned by Transamerica Insurance Corporation of California.

                  (b) The following table furnishes information with respect to each director and officer of the principal Underwriter currently distributing securities of the registrant:

 Barbara Kelley                              Director & President
 Regina Fink                                 Director & Secretary
 Nooruddin Veerjee                           Director
 Dan Trivers                                 Senior Vice President
 Nicki Bair                                  Vice President
 Chris Shaw                                  Second Vice President
 Ben Tang                                    Treasurer

     Item 30.         Location of Accounts and Records

                      Physical possession of each account, book, or other document required to be maintained is kept at the Company's offices at 100 Manhattanville Road, Purchase, New York 10577.

     Item 31.         Management Services

                      Not applicable.

     Item 32.         Undertakings

                      (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as premiums under the policies offered herein are being accepted.

                      (b)      Registrant hereby undertakes to include either
                               (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                      (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.


                      (d) Transamerica hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                                    SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, Transamerica Life Insurance Company of New York certifies it meets the requirements of Securities Act Rule 485(b) and that it has caused this N-4
Registration Statement to be signed on its behalf in the City of Los Angeles, State of California, on the 5th day of June, 1998.



                           SEPARATE ACCOUNT VA-6NY OF
                 TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK
                                  (REGISTRANT)

                 TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK
                                   (DEPOSITOR)



                          ----------------------------

                               David M. Goldstein
                                 Vice President



As required by the Securities Act of 1933, this Registration Statement has been signed below on June 5, 1998 by the following persons or by their duly appointed attorney-in-fact in the capacities specified:


Signatures                                  Titles                              Date


______________________*                     Director            June 5, 1998
Nooruddin S. Veerjee,     and Chairman




______________________*                     Director                            June 5,
                                                                                1998

Marc C. Abrahms


______________________*                     Director                            June 5,
                                                                                1998

James T. Byrne, Jr.


______________________*                     Director                            June 5,
                                                                                1998

Alan T. Cunningham








______________________*                     Director                            June 5,
                                                                                1998

John A. Fibiger



______________________*                     Director                            June 5,
                                                                                1998

Daniel E. Jund



______________________*                     Director                            June 5,
                                                                                1998
Thomas O'Neill

______________________*                     Director                            June 5,
                                                                                1998

James B. Roszak


______________________*                     Director                            June 5,
                                                                                1998
Robert Rubinstein


*By:  David M. Goldstein                                        On June
                              5, 1998 as Attorney-

                               in-Fact pursuant to
                               powers of attorney
                                 filed herewith.

Exhibit (6)                (a)      Articles of Incorporation of Transamerica
                                    Life Insurance Company of New York. 1/2

4

                                RESTATED CHARTER
                                       OF
                 TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK
                                      UNDER
                   SECTION 807 OF THE BUSINESS CORPORATION LAW
                                       AND
                        SECTION 1206 OF THE INSURANCE LAW


         WE, THE UNDERSIGNED, being the Chairman and the Assistant Secretary of Transamerica Life Insurance Company of New York, hereby certify and set forth:

         1. The name of the corporation is Transamerica Life Insurance Company of New York. The corporation was originally incorporated under the name of First Transamerica Life Insurance Company.


         2. The Charter of Transamerica Life Insurance Company of New York (formerly First Transamerica Life Insurance Company) was filed in the office of the Superintendent of Insurance of the State of New York on February 5, 1986, amended on August 22, 1989, December 27, 1996, and May 1, 1997, and restated on October 10, 1997.


     3. Article V, Section 1 of the October 10, 1997 Restated Charter was amended to reduce the minimum number of directors.

         4. The Charter of Transamerica Life Insurance Company of New York is hereby restated in its entirety as follows:

                                    ARTICLE I

         The name of this Corporation shall be:

                TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK.

                                   ARTICLE II

         The principal office of this Corporation shall be in the County of Westchester, in the State of New York.

                                   ARTICLE III

         SECTION 1. The kinds of insurance to be transacted by the Corporation are those kinds specified in Paragraphs "1", "2", and "3", of Section 1113(a) of the Insurance Law of the State of New York as follows:

         (1) "Life Insurance," means every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon diagnosis (A) of terminal illness defined as a life expectancy of twelve months or less, or (B) of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. "Life insurance" also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section Four Thousand Two Hundred Forty of this Chapter.

         (2) "Annuities," means all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depends upon the continuance of human life, except payments made under the authority of paragraph one hereof. Amounts paid the insurer to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section Four Thousand Two Hundred Forty of this Chapter.

         (3) "Accident and Health Insurance," means (i) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to Article 9 of the workers' compensation law, except as specified in item (ii) hereof; and (ii) non-cancellable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury (but excluding insurance solely against accidental injury) under any contract which does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date.

         SECTION 2. The Corporation may also engage in the reinsurance of the kinds of insurance business it is authorized to do.

         SECTION 3. The foregoing enumeration of specific kinds of insurance shall not be held to limit or restrict the powers of the Corporation to carry on any other business to the extent necessarily or properly incidental to such kinds of insurance.

         SECTION 4. The Corporation shall have full power and authority to cede reinsurance of any risks taken by it subject to the Insurance Law and the rules and regulations of the Insurance Department of the State of New York.

                                   ARTICLE IV

         The mode and manner in which the corporate powers of the Corporation shall be exercised is through a Board of Directors and through such Committees of the Board of Directors, officers and agents as such Board and the By-Laws of the Corporation shall empower.

                                    ARTICLE V


         SECTION 1. The number of directors of the Corporation shall be not less than nine (9) nor more than twenty-one (21) and shall be determined by the provisions of the By-Laws, provided, however, that the number of directors shall be increased to not less than thirteen (13) directors within one year following the end of the calendar year in which the Corporation's admitted assets exceed $1,500,000,000. At least one third of the directors, but not less than four (4) of the directors, shall not be officers or employees of the Corporation or of any company controlling, controlled by or under common control with, the Corporation and shall not be beneficial owners of a controlling interest in the voting stock of the Corporation or of any such company. In no case shall a decrease in the number of directors shorten the term of any incumbent director.


         SECTION 2. The directors shall be elected at each annual meeting of the shareholders of the Corporation, which shall be held on the first Monday in May of each year, and the directors so elected shall hold office for one year and until their respective successors shall have been elected and shall have qualified. The directors shall be chosen and elected by a plurality of the whole number of shares voted.

         SECTION 3. At all times a majority of the directors shall be citizens and residents of the United States, and not less than three (3) thereof shall be residents of the State of New York, and each director shall be at least eighteen
(18) years of age.

                                   ARTICLE VI

         The amount of the authorized capital of this Corporation shall be TWO MILLION DOLLARS ($2,000,000), to consist of TWO THOUSAND (2,000) shares of stock of the par value of ONE THOUSAND DOLLARS ($1,000) per share.

                                   ARTICLE VII

         The holders of stock of the Corporation shall not have any pre-emptive, preferential or other right to subscribe for or purchase or acquire any shares of any class of stock or any other securities of the Corporation, whether now or hereafter authorized, and whether or not convertible into, or evidencing or carrying the right to purchase, shares of stock of any class or any other securities now or hereafter authorized.


                                  ARTICLE VIII

         The Board of Directors shall have the power to adopt By-Laws of the Corporation and to amend the same from time to time in whole or in part.

                                   ARTICLE IX

         The duration of the corporate existence of this Corporation shall be perpetual.
                                    ARTICLE X

         No director shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, that the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or any violation of the Insurance Law or knowing violation of any other law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or (ii) the liability of a director for any act or omission prior to the adoption of this restatement by the shareholders of the Corporation.


         5. This Restated Charter of Transamerica Life Insurance Company of New York was authorized by the Board of Directors at a meeting held on May , 1998, followed by the affirmative vote of the sole shareholder by written consent in lieu of a special meeting executed as of May , 1998.

         IN WITNESS, the undersigned have executed and signed this Certificate this day of May, 1998.




                              Nooruddin S. Veerjee
                                 (SEAL) Chairman



                                William M. Hurst
                               Assistant Secretary



                            CORPORATE ACKNOWLEDGMENT



STATE OF CALIFORNIA        )
                                      )     SS.
COUNTY OF LOS ANGELES )


         On the day of May, 1998, before me, Doris D. Motherspaw, Notary Public, personally appeared Nooruddin S. Veerjee and William M. Hurst, personally known to me or proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacity of Chairman and Assistant Secretary of Transamerica Life Insurance Company of New York, and that by their signatures on the instrument the entity upon behalf of which the persons acted, and executed the instrument.

         WITNESS my hand and official seal.




                                  Notary Public


My commission expires:   May 29, 1998

Exhibit (6)                (b)      By-Laws of Transamerica Life Insurance
                                    Company of New York. 1/2

                                    RESTATED
                                     BY-LAWS
                                       OF
                 TRANSAMERICA LIFE INSURANCE COMPANY OF NEW YORK
                                    ARTICLE I
                                    LOCATION
         Section 1. The principal office of the Corporation shall be in the County of Westchester and the State of New York. The Corporation may, in addition to the principal office, establish and maintain such other office or offices, whether in the State of New York or otherwise, as the Board of Directors may from time to time designate or the business of the Corporation may require.
                                   ARTICLE II
                                 CORPORATE SEAL
         Section 1. The Corporation shall have a seal. The corporate seal shall have inscribed thereon the name of the Corporation. The corporate seal shall be in seal form and have inscribed thereon such additional words and symbols as the Board of Directors may from time to time prescribe. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                                   ARTICLE III
                            MEETINGS OF SHAREHOLDERS
         Section 1. Time and Place. All meetings of the shareholders for the election of directors and all meetings of shareholders for that or any other purpose may be held at such place within or without the State of New York, and at such time as may be designated in the notice of meeting.
         Section 2. Annual Meetings. The annual meeting of shareholders shall be held on the first Monday of May in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding business day, at 10:00 o'clock a.m., or at such other hour as may from time to time be designated by the Board of Directors.
         Section 3. Special Meetings. Except as otherwise provided by statute, special meetings of shareholders may be called for any purpose or purposes at any time by the Chairman of the Board of Directors, the President, the Board of Directors, or by the President and Secretary upon the written request of one or more shareholders holding a majority in interest of the stock of the Corporation issued and outstanding and entitled to vote at such meeting. Any such request shall state the purpose or purposes of the proposed meeting.

         Section 4. Notice of Meeting. Notice of the time and place of holding each annual and special meeting of the shareholders shall be in writing and signed by the President or a Vice President, or the Secretary or an Assistant Secretary, and a copy thereof shall be served, either personally or by mail, upon each shareholder entitled to vote at such meeting, not less than ten (10) nor more than fifty (50) days before the meeting, and if mailed, it shall be directed to such shareholder at such shareholder's address as it appears on the books of the Corporation unless a written request be given that notices intended for such shareholder be mailed to some other address, in which case it shall be mailed to the address designated in such request.
         The notice of every special meeting, besides stating the time and place of such meeting, shall state the purpose or purposes thereof, and no business other than that specified in such notice or germane thereto shall be transacted at the meeting.
         Section 5. Waiver of Notice. Notice of meeting need not be given (1) to any shareholder who submits a signed waiver of notice, or (2) to any shareholder who is in attendance at any meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting.
         Section 6. Quorum. At every meeting of the shareholders of the Corporation, except as otherwise provided by law, the holders of a majority of the issued and outstanding shares of capital stock of the Corporation, present in person or by proxy and entitled to vote thereat, shall constitute a quorum, for the transaction of business. In the absence of a quorum a majority in interest of the shareholders so present or represented and entitled to vote thereat may adjourn the meeting from time to time and place to place until a quorum is obtained, and the meeting may be held as adjourned without further notice. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until a final adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.
         Section 7. Voting. At all meetings of shareholders, every shareholder entitled to vote thereat shall be entitled to one vote, in person or by proxy, for each share of stock outstanding in such shareholder's name on the books of the Corporation on the date for the determination of shareholders entitled to vote at such meeting. Every proxy must be executed in writing by the shareholder or by his duly authorized attorney and must be delivered to the Secretary of the meeting. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless the shareholder executing it shall have specified therein a longer duration. At all meetings of the shareholders, a quorum being present, all matters except as otherwise provided by law, or the Charter of the Corporation, or these by-laws, shall be decided by a majority in interest of the shareholders of the Corporation present in person or by proxy and entitled to vote. All elections of directors may, but need not be, held by ballot.
         Section 8. Organization. Meetings of the shareholders shall be presided over by the Chairman of the Board of Directors, or, if he is not present, by the President, and if the President is not present, by a Vice President in the order determined by the President; or, if none of the foregoing are present, by a chairman to be chosen by a majority of the shareholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, shall act as Secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the meeting shall choose any person present to act as Secretary of the meeting.
         Section 9. Consent. Whenever by any provision of law or of the Charter of this Corporation the vote of shareholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of shareholders may be dispensed with, if all the shareholders who would have been entitled to vote upon the action, if such meeting were held, shall consent in writing to such action being taken. However, this section shall not be construed to alter or modify any provision of law or of the Charter under which the written consent of the holders of less than all outstanding shares is sufficient for corporate action.
                                   ARTICLE IV
                               BOARD OF DIRECTORS
         Section 1. Election and Qualification of Directors. Directors shall be elected at the annual meeting of shareholders by a plurality of the votes cast and shall hold office for one (1) year and until their respective successors shall have been elected and shall have qualified. All directors shall be at least eighteen (18) years of age and at least three (3) shall be citizens and residents of the State of New York. Directors need not be shareholders. A copy of the notice of any meeting at which directors are elected, which is sent to the shareholders, shall be filed in the Office of the Superintendent of Insurance of the State of New York at least ten (10) days before the day on which such meeting is to be held.
         Section 2. Number of Directors. The number of directors of the Corporation shall be not less than nine (9) nor more than twenty-one (21) and shall be determined by the provisions of the By-Laws, provided, however, that the number of directors shall be increased to not less than thirteen (13) directors within one year following the end of the calendar year in which the Corporation's admitted assets exceed $1,500,000,000. At least one-third of the directors, but not less than four (4) directors, shall not be officers or employees of the Corporation or of any company controlling, controlled by, or under common control with the Corporation, and shall not be beneficial owners of a controlling interest in the voting stock of the Corporation or of any such company. Subject to the immediately preceding sentence and to change by action of the shareholders or by resolution of the Board of Directors, the number of directors of the Corporation shall be nine (9). Any change in the number of directors made by resolution of the Board of Directors shall require the affirmative vote of a majority of all directors then in office, but no decrease in the number of directors so made shall shorten the term of any incumbent director.

         Section 3. Vacancies. A vacancy or vacancies in the Board resulting from death, resignation or removal of any director, or from the increase in the number of directors, or for any other cause, may be filled for the remainder of the term by majority vote of the remaining directors at any regular meeting of the Board or at any special meeting called for that purpose. A director so elected shall not take office or exercise the duties thereof until ten (10) days after written notice of his or her election shall have been filed in the Office of the Superintendent of Insurance of the State of New York.
         Section 4. Duties and Powers. The Board of Directors shall have control and management of the affairs and property of the Corporation and may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they deem proper not inconsistent with law or with the Charter of the Corporation or with these By-Laws.
         Section 5. Meetings. Meetings of the Board of Directors shall be held at such place within or without the State of New York as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of the meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board of Directors and special meetings may be held at any time upon the call of the Chairman of the Board of Directors, the President or Vice President, or the Secretary or an Assistant Secretary, or any two (2) directors or by oral, telegraphic, or written notice duly served on or sent or mailed to each director not less than two (2) days before such meeting. A meeting of the Board of Directors may be held without notice immediately after the annual meeting of shareholders. Notice need not be given of regular meetings of the Board of Directors. Meetings may be held at any time without notice if all the directors are present, or if at any time before or after the meeting those not present waive notice of the meeting in writing.
         Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.
         Any action required or permitted to be taken by the Board of Directors (or any committee thereof) may be taken without a meeting if all directors (or members of the committee) consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto shall be filed with the minutes of such meeting.
         Section 6. Quorum. A majority of the Board of Directors then in office at a meeting duly assembled shall be necessary to constitute a quorum for the transaction of business. At least one Non-Affiliated Director, as defined in
Article V, Section 1, must be included in any quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise provided by law or by the Charter of the Corporation, the act of a majority of directors present at such meeting shall be the act of the Board.
         Section 7. Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.
         Section 8. Removal. Any one or more of the directors may be removed either with or without cause at any time by a vote of a majority of the shares issued and outstanding and entitled to vote. Not less than one-third (1/3) of the directors may call a special meeting for the purpose of removing for cause any other director and at such special meeting so called, such director may be removed by the affirmative vote of a majority of the remaining directors present at such meeting. Immediately following each vote by which a director is removed the Board of Directors shall declare the office of the removed director to be vacant.
         Section 9. Compensation of Directors. Directors may, by resolution of the Directors, be allowed a sum for serving as directors and expenses for attendance at regular or special meetings of the Board of Directors; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees, and others who attend pursuant to

32 direction, may, by vote of the Board of Directors, be allowed a fixed sum and expenses for attending committee meetings. Section 10. Chairman of the Board. The Board of Directors shall, immediately after the organization of the Corporation, and thereafter at their first meeting following the annual election of directors, elect from among their number, a Chairman of the Board who shall preside at all meetings of the shareholders and of the Board of Directors. He or she shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors. ARTICLE V COMMITTEES Section 1. Executive Committee. The Board of Directors may, by resolution adopted by a majority of the entire Board, designate an Executive Committee from among its members consisting of three (3) or more directors as it may, in its discretion, think proper and shall so designate by resolution. The Executive Committee shall have and may exercise, when the Board is not in session, so far as may be permitted by law, all of the rights and powers of the Board of Directors in the management of the business and affairs of the Corporation, except to the extent such powers of the Board are by resolution of the Board or by these By-Laws reserved to the Board or to other committees of the Board, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it; but the Executive Committee shall not have power to: fill vacancies in the Board; to make or amend the By-Laws of the Corporation; to fix the compensation of directors for serving on the Board or any Committee; to amend or repeal any resolution of the Board which by its terms shall not be so amendable or repealable; or to make investments or loans which shall be the function of the Finance Committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, to change the number of members of, designate one or more alternate members of, or to dissolve the Executive Committee. The Executive Committee may make rules for the conduct of this business and may appoint such committees and assistants as it shall from time to time deem necessary. The Committee shall keep a record of its proceedings and shall adopt its own rules of procedure except that a quorum shall consist of a majority of the committee, but not less than three (3) members, at least one of which shall not be (i) an officer or employee of the Corporation or of any company controlling, controlled by, or under common control with, the Corporation or (ii) a beneficial owner of a controlling interest in the voting stock of the Corporation or of any such company (hereinafter referred to as a "Non-Affiliated Director"). The Committee shall submit copies of its minutes to the Board of Directors. Section 2. Finance Committee. The investments and loans, other than policy loans of the Corporation, shall be managed and controlled by the Board of Directors or by a Finance Committee appointed by the Board. Any such Finance Committee shall consist of at least three (3) members who shall be appointed by the Board of Directors from its own membership at the annual or a special meeting of the Board of Directors to serve until the next succeeding annual meeting and until their successors on the Committee have been appointed. The Board shall have the power at any time to fill vacancies in, to change the membership of, to change the number of members of, to designate one (1) or more alternate members of, or to dissolve, the Finance Committee. The Finance Committee shall have and may exercise, when the Board is not in session, all the rights and powers of the Board of Directors to make, supervise, and control the investments of the Corporation, inclusive of all real and personal property acquired by virtue of or incidental to any investment, to sell, assign, exchange, lease or otherwise dispose of such investments and property; and to do and perform all things deemed necessary and proper in relation to such investments and property. The Committee shall keep a record of its proceedings and shall adopt its own rules of procedure, except that a quorum shall consist of a majority of the Committee, but not less than three (3) members, at least one of which must be a Non-Affiliated Director. The Committee shall submit copies of its minutes to the Board of Directors and shall report all investments to the Executive Committee when the Board is not in session. Section 3. Audit Committee. The Audit Committee shall consist of three (3) or more members who shall be appointed by the Board of Directors from its own membership at the annual meeting of the Board of Directors to serve until the next succeeding annual meeting and until their successors on the Committee have been appointed. The Board shall have the power at any time to fill vacancies in, to change the membership of, to change the number of members of, to designate one (1) or more alternate members of, or to dissolve, the Audit Committee. The Audit Committee will meet with the Internal Auditor and shall review the results of audits conducted by the Internal Audit staff. The Committee shall also review the audit schedule and may direct the Internal Auditor to carry out any additional audits that it deems necessary. The Committee shall keep a record of its proceedings and shall adopt its own rules of procedure except that a quorum shall consist of a majority of the Committee, but not less than three (3) members, at least one of which must be a Non-Affiliated Director. The Committee shall submit copies of its minutes to the Board of Directors. Section 4. Independent Committee. The Independent Committee shall consist of three (3) or more members who shall be appointed by the Board of Directors from its own membership at the annual meeting of the Board of Directors to serve until the next succeeding annual meeting and until their successors on the Committee have been appointed. The Board shall have the power at any time to fill vacancies in, to change the membership of, to change the number of members of, to designate one or more alternate members of, or to dissolve the Independent Committee. All of the members of the Independent Committee shall be individuals who are not officers or employees of the Corporation or of any entity controlling, controlled by, or under common control with the Corporation and who are not beneficial owners of a controlling interest in the voting stock of the Corporation or any such entity. The Independent Committee shall have the following functions: 1. Responsibility for recommending the selection of independent certified public accountants; 2. Responsibility for reviewing the Corporation's financial condition; 3. Responsibility for final review of the scope and results of the independent audit and any internal audit;
     4. Responsibility for nominating candidates for director for election by shareholders; and 5. Responsibility for evaluating the performance of officers deemed to be principal officers of the Corporation and recommending to the Board of Directors the selection and compensation of such principal officers. The Committee shall keep a record of its proceedings and shall adopt its own rules of procedure, except that a quorum shall consist of a majority of the Committee, but not less than three (3) members. The Committee shall submit copies of its minutes to the Board of Directors. Section 5. Other Committees. The Board of Directors may from time to time by resolution create such other committee or committees of Directors, officers, employees or other persons designated by the Board, to advise with the Board, the Executive Committee and the officer and employees of the Corporation in all such matters as the Board shall deem advisable, and with such functions and duties as the Board shall by resolution prescribe. A majority of all members of any such committee may determine its actions and fix the time and place of its meeting, unless the Board of Directors shall otherwise provide. The Board of Directors shall have power to change the members of any such committee at any time, and to discharge any such committee, either with or without cause at any time.
     ARTICLE VI OFFICERS  Section 1.  Officers.  The Board of  Directors  shall, immediately after the organization of the Corporation, and thereafter at their first meeting following the annual election of directors, elect from among their number a President, and shall also elect a Secretary and a Treasurer, who need not be members of the Board of Directors. The Board may, at any time, also elect one or more Vice Presidents, and such Assistant Treasurers and Assistant Secretaries, or other officers, as it may deem proper. More than one office may be held by the same person, except that the offices of President and Secretary may not be held by the same person. Section 2. Term. Each officer of the Corporation elected by the Board of Directors shall hold office until his or her successor is chosen and qualified, or until he or she shall have died or resigned or shall have been removed as hereinafter provided. A vacancy in any office arising from any cause may be filled by the Board of Directors. Section 3. Duties of the President. The President shall be the Chief Executive Officer of the Corporation unless otherwise directed by the Board. He or she shall have general and active supervision and direction over the business offices of the Corporation, subject to the control of the Board of Directors whose policies he or she shall execute. He or she shall see that all orders and resolutions of the Board of Directors are carried into effect and shall, in the absence of the Chairman of the Board, preside at all meetings of shareholders and of the Board of Directors. Except when inconsistent with the Corporation's Charter, these by-laws, or with the orders and resolutions of the Board of Directors, he or she shall have the power to employ, fix the duties, and discharge such employees as he or she may deem necessary and proper. The President shall make such reports to the Board of Directors as it may require. Section 4. Duties of Vice President. Each Vice President, shall undertake such of the duties of the President or such other duties, as may be delegated to him or her from time to time by the Board of Directors. Section 5. Duties of Secretary. The Secretary shall attend all meetings of the shareholders, of the Board of Directors, and of the Executive Committee of the Board, and record their proceedings in a book kept for that purpose. He or she shall perform other duties incident to his or her office and such other duties as may be delegated to him or her by the Board of Directors or the President. He or she shall see that proper notice is given of all meetings of the shareholders of the Corporation and of the Board of Directors, and he or she shall have charge of the corporate seal, the minute books, and such other corporate records as are not otherwise provided for. He or she shall affix the seal to any instrument requiring the same. Any Assistant Secretary may perform duties of the Secretary in his or her absence, and such of the duties of the Secretary as may be delegated to him or her by that officer or by the Board of Directors or the President. Section 6. Duties of Treasurer. The Treasurer shall be charged with the supervision of the keeping of the funds and books of account of the Corporation and with their safekeeping, shall carry out such duties as are incident to his or her office and shall further perform such other duties as may be delegated to him or her by the Board of Directors or by the President. Any Assistant Treasurer may perform the duties of the Treasurer in his or her absence, and such of the duties of the Treasurer as may be delegated to him or her by that officer or by the Board of Directors or the President. ARTICLE VII SHARE CERTIFICATES
     Section 1. Form of Certificates. The shares of the Corporation shall be represented by certificates, in such form as the Board of Directors may from time to time prescribe, signed by the Chairman of the Board of Directors, the President, or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and sealed with the seal of the Corporation. Such seal may be a facsimile, engraved or printed. Where any such certificate is signed by a transfer agent or transfer clerk and by a registrar, the signatures of any such Chairman of the Board of Directors, President, Vice President, Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer upon such certificate may be facsimiles, engraved or printed. In case any such officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such before such certificate is issued, it may be issued by the Corporation with the same effect as if such officer had not ceased to be such at the date of its issue. Every certificate representing shares issued by the Corporation shall plainly state upon the face thereof the number, kind and class of shares which it represents. Section 2. Transfers. Transfers of shares shall be made only upon the books of the Corporation by the registered holders in person or by power of attorney duly executed and acknowledged and filed with the Secretary of the Corporation, or with a duly appointed Transfer Agent acting for and on behalf of the Secretary, and upon the surrender of the certificate or certificates for such shares.
     Section 3. Lost Certificates. If any certificate or shares shall be lost, the holder thereof shall forthwith notify the Corporation of the facts and the Board of Directors or the Executive Committee may then authorize a new certificate to be issued to him. The Board of Directors or the Executive Committee may in its discretion require, as a condition precedent, deposit of a bond in such amount and in such form and with surety or sureties as the Board of the said Committee may direct. Section 4. Closing Share Books. The Board of Directors or the Executive Committee may by resolution prescribe a period not less than ten (10) nor more than fifty (50) days prior to any meeting of shareholders during which no transfer of shares on the books of the Corporation may be made; or in lieu of prohibiting the transfer of share may fix a day and hour not less than ten (10) nor more than fifty (50) days prior to the holding of any meeting of shareholders as the time as of which shareholders entitled to notice of any to vote at such meeting shall be determined or for the making of a dividend list. The share books may also be closed for the payment of dividends for such like period, if any, as may be prescribed by resolution of the Board of Directors or of the Executive Committee. Section 5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer clerks or one or more transfer agents, and one or more registrars, and may require all certificates for shares to bear the signature or signatures of any of them.
     ARTICLE VIII Indemnification of Officers and Directors Section 1. Indemnification. (a) The Corporation shall indemnify to the fullest extent now or hereafter provided for or permitted by law each person involved in, or made or threatened to be made a party to, any action suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the Corporation, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate
     (i) is or was a director or officer of the Corporation, or (ii) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided in Subsection (b) below. (b) No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Proceeding initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article VIII, unless such Proceeding was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Proceeding unless and until the Corporation has consented to such settlement or compromise. (c) Written notice of any Proceeding for which indemnification may be sought by any person shall be given to the Corporation as soon as practicable. The Corporation shall then be permitted to participate in the defense of any such proceeding or, unless conflicts of interest or position exist between such person and the Corporation in the conduct of such defense, to assume such defense. In the event that the Corporation assumes the defense of any such Proceeding, legal counsel selected by the Corporation shall be reasonably acceptable to such person. After such an assumption, the Corporation shall not be liable to such person for any legal or other expenses subsequently incurred unless such expenses have been expressly authorized by the Corporation. In the event that the Corporation participates in the defense of any such Proceeding, such person may select counsel to represent him in regard to such a Proceeding; however, such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Proceeding who are similarly situated, unless to do so would be inappropriate due to actual or potential differing interests between or among such parties. (d) In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary. Section 2. Advancement of Expenses. Except in the case of a Proceeding against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 of this Article VIII above, pay expenses actually and reasonably incurred by or on behalf of such a person in defending any Proceeding in advance of the final disposition of such Proceeding. Such payments shall be made promptly upon receipt by the Corporation, from time to time, or of written demand by such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses. Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this
     Article VIII (i) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution of shareholders or directors or agreement, (ii) shall be deemed to constitute contractual obligations of the Corporation to any person who serves in a capacity referred to in
     Section 1 of this Article VIII at any tine while this Article VIII is in effect, (iii) shall continue to exist after the repeal or modification of this Article VIII with respect to events occurring prior thereto, and (iv) shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, spouse, heirs, executors, administrators or assigns of such person. It is the intent of this Article VIII to require the Corporation to indemnify the persons referred to herein for the aforementioned judgments, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this Article VIII shall not be limited by the absence of an express recital of such circumstances. Section
     4. Indemnification of Employees and Others. The Corporation may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the Corporation or to any person serving at the request of the Corporation as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.
     Section 5. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director, officer, employee or agent of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, of any other Enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article
     VIII. Section 6. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and any person eligible to be indemnified under this Article VIII within the limits permitted by law.
     Section 7. Severability. If any provision of this Article VIII is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby. ARTICLE IX DIVIDENDS Section 1. Dividends. Dividends on the issued and outstanding stock from the profits made by the Corporation, not including the surplus arising from the sale of stock, may be declared by the Board of Directors, from time to time. The Board of Directors shall fix the date of payment of dividends and the record date of stock entitled thereto. ARTICLE X MISCELLANEOUS Section 1. Execution of Contracts and Other Instruments. The President and Vice President, the Secretary, and the Treasurer shall each have general authority to execute contracts, bonds, deeds and powers of attorney in the name and on behalf of the Corporation. Any contract, bond, deed or power of attorney may also be executed in the name of and on behalf of the Corporation by such other officer or such other agent as the Board of Directors may from time to time direct. The provisions of this Section 1 are supplementary to any other provision of these By-Laws. Section 2. Shares of Other Corporations. The President and any Vice President is authorized to vote, represent and exercise on behalf of the Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted to said officer to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised either by said officer in person or by any person authorized so to do by proxy or power of attorney duly executed by said officer. Notwithstanding the above, however, the Board of Directors, in its discretion, may designate by resolution the person to vote or represent said shares of other corporations.

                                                           ARTICLE XI
                                                           AMENDMENTS
             Section 1. Power to Amend. These By-Laws may be altered, repealed, or amended in whole or in part by the Board of Directors at any regular meeting of the Board of Directors, or at a special meeting called for that purpose, provided that notice of the proposed change is incorporated in the notice of such special meeting.
             Section 2. Notice to Shareholders. If any By-Law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the By-Laws so adopted, amended or repealed, together with a concise statement of the changes made.

Exhibit (8)                Form of Participation Agreements regarding the
                           Portfolio.

                           (c)      re Dreyfus Variable Investment Fund 2/

                          FUND PARTICIPATION AGREEMENT


This Agreement is entered into as of the      day of _________, 1998, between
Transamerica Life Insurance Company of New York a life insurance company organized under the laws of the State of New York ("Insurance Company"), and DREYFUS VARIABLE INVESTMENT FUND("Fund").
                                         ----

                                                    ARTICLE I
                                                          DEFINITIONS

1.1 "Act" shall mean the Investment Company Act of 1940, as amended.

1.2 "Board" shall mean the Board of Directors or Trustees, as the case may be, of a Fund, which has the responsibility for management and control of the Fund.

1.3 "Business Day" shall mean any day for which a Fund calculates net asset value per share as described in the Fund's Prospectus.

1.4      "Commission" shall mean the Securities and Exchange Commission.

1.5 "Contract" shall mean a variable annuity or life insurance contract that uses any Participating Fund (as defined below) as an underlying investment medium. Individuals who participate under a group Contract are "Participants."

1.6 "Contractholder" shall mean any entity that is a party to a Contract with a Participating Company (as defined below).

1.7 "Disinterested Board Members" shall mean those members of the Board of a Fund that are not deemed to be "interested persons" of the Fund, as defined by the Act.

1.8 "Dreyfus" shall mean The Dreyfus Corporation and its affiliates, including Dreyfus Service Corporation.

1.9 "Participating Companies" shall mean any insurance company (including Insurance Company) that offers variable annuity and/or variable life insurance contracts to the public and that has entered into an agreement with one or more of the Funds.

1.10 "Participating Fund" shall mean each Fund, including, as applicable, any series thereof, specified in Exhibit A, as such Exhibit may be amended from time to time by agreement of the parties hereto, the shares of which are available to serve as the underlying investment medium for the aforesaid Contracts.

1.11 "Prospectus" shall mean the current prospectus and statement of additional information of a Fund, as most recently filed with the Commission.

1.12 "Separate Account" shall mean Separate Account VA-6, a separate account established by Insurance Company in accordance with the laws of the State of New York.

1.13 "Software Program" shall mean the software program used by a Fund for providing Fund and account balance information including net asset value per share. Such Program may include the Lion System. In situations where the Lion System or any other Software Program used by a Fund is not available, such information may be provided by telephone. The Lion System shall be provided to Insurance Company at no charge.

1.14 "Insurance Company's General Account(s)" shall mean the general account(s) of Insurance Company and its affiliates that invest in a Fund.

                                                   ARTICLE II
                                 REPRESENTATIONS

2.1 Insurance Company represents and warrants that (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established the Separate Account pursuant to the New York Insurance Code for the purpose of offering to the public certain individual and group variable annuity and life insurance contracts; (c) it has registered the
 Separate Account as a unit investment trust under the Act to serve as the segregated investment account for the
         Contracts; and (d) the Separate Account is eligible to invest in shares of each Participating Fund without such investment disqualifying any Participating Fund as an investment medium for insurance company separate accounts supporting variable annuity contracts or variable life insurance contracts.

2.2 Insurance Company represents and warrants that (a) the Contracts will be described in a registration statement filed under the Securities Act of 1933, as amended ("1933 Act"); (b) the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (c) the sale of the Contracts shall comply in all material respects with state insurance law requirements. Insurance Company agrees to notify each Participating Fund promptly of any investment restrictions imposed by state insurance law and applicable to the Participating Fund.

2.3 Insurance Company represents and warrants that the income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the applicable Contracts, to be credited to or charged against such Separate Account without regard to other income, gains or losses from assets allocated to any other accounts of Insurance Company. Insurance Company represents and warrants that the assets of the Separate Account are and will be kept separate from Insurance
         Company's General Account and any other separate accounts Insurance Company may have, and will not be charged with liabilities from any business that Insurance Company may conduct or the liabilities of any companies affiliated with Insurance Company.

2.4 Each Participating Fund represents that it is registered with the Commission under the Act as an open-end, management investment company and possesses, and shall maintain, all legal and regulatory licenses, approvals, consents and/or exemptions required for the Participating Fund to operate and offer its shares as an underlying investment medium for Participating Companies.

2.5 Each Participating Fund represents that it is currently qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Insurance Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

2.6 Insurance Company represents and agrees that the Contracts are currently, and at the time of issuance will be, treated as life insurance policies or annuity contracts, whichever is appropriate, under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify each Participating Fund and Dreyfus immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. Insurance Company agrees that any prospectus offering a Contract that is a "modified endowment contract," as that term is defined in
Section 7702A of the Code, will identify such Contract as a modified endowment contract (or policy).

2.7 Each Participating Fund agrees that its assets shall be managed and invested in a manner that complies with the requirements of Section 817(h) of the Code.

2.8 Insurance Company agrees that each Participating Fund shall be permitted (subject to the other terms of this Agreement) to make its shares available to other Participating Companies and Contractholders.

2.9 Each Participating Fund represents and warrants that any of its directors, trustees, officers, employees, investment advisers, and other individuals/entities who deal with the money and/or securities of the Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Participating Fund in an amount not less than that required by Rule 17g-1 under the Act. The aforesaid Bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.10 Insurance Company represents and warrants that all of its employees and agents who deal with the money and/or securities of each Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage in an amount not less than the coverage required to be maintained by the Participating Fund. The aforesaid Bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.11 Insurance Company agrees that Dreyfus shall be deemed a third party beneficiary under this Agreement and may enforce any and all rights conferred by virtue of this Agreement.

                                 ARTICLE III 3.
                                   FUND SHARES

3.1 The Contracts funded through the Separate Account will provide for the investment of certain amounts in shares of each Participating Fund.

3.2 Each Participating Fund agrees to make its shares available for purchase at the then applicable net asset value per share by Insurance Company and the Separate Account on each Business Day pursuant to rules of the Commission. Notwithstanding the foregoing, each Participating Fund may refuse to sell its shares to any person, or suspend or terminate the offering of its shares, if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of its
         Board, acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary and in the best interests of the Participating Fund's shareholders.

3.3 Each Participating Fund agrees that shares of the Participating Fund will be sold only to (a) Participating Companies and their separate accounts or
 (b) "qualified  pension or retirement plans" as determined under Section 817(h)
(4) of the Code. Except as otherwise set forth in this Section 3.3, no shares of any Participating Fund will be sold to the general public.

3.4 Each Participating Fund shall use its best efforts to provide closing net asset value, dividend and capital gain information on a per-share basis to Insurance Company by 6:00 p.m. Eastern time on each Business Day. Any material errors in the calculation of net asset value, dividend and capital gain information shall be reported immediately upon discovery to Insurance Company.
 Non-material errors will be corrected in the next Business Day's net asset value per share.

3.5 At the end of each Business Day, Insurance Company will use the information described in Sections 3.2 and 3.4 to calculate the unit values of the Separate Account for the day. Using this unit value, Insurance Company will process the day's Separate Account transactions received by it by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m. Eastern time) to determine the net dollar amount of each Participating Fund's shares that will be purchased or redeemed at that day's closing net asset value per share. The net purchase or redemption orders will be transmitted to each Participating Fund by Insurance Company by 11:00 a.m. Eastern time on the Business Day next following
Insurance Company's receipt of that information. Subject to Sections 3.6 and 3.8, all purchase and redemption orders for Insurance Company's General Accounts shall be effected at the net asset value per share of each
 Participating  Fund  next  calculated   after  receipt  of  the  order  by  the
         Participating Fund or its Transfer Agent.

3.6 Each Participating Fund appoints Insurance Company as its agent for the limited purpose of accepting orders for the purchase and redemption of Participating Fund shares for the Separate Account. Each Participating Fund will execute orders at the applicable net asset value per share determined as of the close of trading on the day of receipt of such orders by Insurance Company acting as agent ("effective trade date"), provided that the Participating Fund receives notice of such orders by 11:00 a.m. Eastern time on the next following Business Day and, if such orders request the purchase of Participating Fund shares, the conditions specified in Section 3.8, as applicable, are satisfied. A redemption or purchase request that does not satisfy the conditions specified above and in Section 3.8, as applicable, will be effected at the net asset value per share computed on the Business Day immediately preceding the next following Business Day upon which such conditions have been satisfied in accordance with the requirements of this Section and Section 3.8. Insurance Company represents and warrants that all orders submitted by the Insurance Company for execution on the effective trade date shall represent purchase or redemption orders received from Contractholders prior to the close of trading on the New York Stock Exchange on the effective trade date.

3.7 Insurance Company will make its best efforts to notify each applicable Participating Fund in advance of any unusually large purchase or redemption orders.

3.8 If Insurance Company's order requests the purchase of a Participating Fund's shares, Insurance Company will pay for such purchases by wiring Federal Funds to the Participating Fund or its designated custodial account on the day the order is transmitted. Insurance Company shall make all reasonable efforts to transmit to the applicable Participating Fund payment in Federal Funds by 12:00 noon Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to Section 3.5. Each applicable Participating Fund will execute such orders at the applicable net asset value per share determined as of the close of trading on the effective trade date if the Participating Fund receives payment in Federal Funds by 12:00 midnight Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to Section 3.5. If payment in Federal Funds for any purchase is not received or is received by a Participating Fund after 12:00 noon Eastern time on such Business Day, Insurance Company shall promptly, upon each applicable Participating Fund's request, reimburse the respective Participating Fund for any charges, costs, fees, interest or other expenses incurred by the Participating Fund in connection with any advances to, or borrowings or overdrafts by, the Participating Fund, or any similar expenses incurred by the Participating Fund, as a result of portfolio transactions effected by the Participating Fund based upon such purchase request. If Insurance Company's order requests the redemption of any Participating Fund's shares valued at or greater than $1 million dollars, the Participating Fund will wire such amount to Insurance Company within seven days of the order.

3.9 Each Participating Fund has the obligation to ensure that its shares are registered with applicable federal agencies at all times.

3.10 Each Participating Fund will confirm each purchase or redemption order made by Insurance Company. Transfer of Participating Fund shares will be by book entry only. No share certificates will be issued to Insurance Company. Insurance Company will record shares ordered from a Participating Fund in an appropriate title for the corresponding account.

3.11 Each Participating Fund shall credit Insurance Company with the appropriate number of shares.

3.12 On each ex-dividend date of a Participating Fund or, if not a Business Day, on the first Business Day thereafter, each Participating Fund shall communicate to Insurance Company the amount of dividend and capital gain, if any, per share. All dividends and capital gains shall be automatically reinvested in additional shares of the applicable Participating Fund at the net asset value per share on the ex-dividend date. Each Participating Fund shall, on the day after the ex-dividend date or, if not a Business Day, on the first Business Day thereafter, notify Insurance Company of the number of shares so issued.

                                  ARTICLE IV 4.
                             STATEMENTS AND REPORTS

4.1 Each Participating Fund shall provide monthly statements of account as of the end of each month for all of Insurance Company's accounts by the fifteenth
(15th) Business Day of the following month.

4.2 Each Participating Fund shall distribute to Insurance Company copies of the Participating Fund's Prospectuses, proxy materials, notices, periodic reports and other printed materials (which the Participating Fund customarily provides to its shareholders) in quantities as Insurance Company may reasonably request for distribution to each Contractholder and Participant.

4.3 Each Participating Fund will provide to Insurance Company at least one complete copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Participating Fund or its shares, contemporaneously with the filing of such document with the Commission or other regulatory authorities.

4.4 Insurance Company will provide to each Participating Fund at least one copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Separate Account, contemporaneously with the filing of such document with the Commission.

                                  ARTICLE V 5.
                                    EXPENSES

5.1 The charge to each Participating Fund for all expenses and costs of the Participating Fund, including but not limited to management fees, administrative expenses and legal and regulatory costs, will be made in the determination of the Participating Fund's daily net asset value per share so as to accumulate to an annual charge at the rate set forth in the Participating Fund's Prospectus. Excluded from the expense limitation described herein shall be brokerage commissions and transaction fees and extraordinary expenses.

5.2 Except as provided in this Article V and, in particular in the next sentence, Insurance Company shall not be required to pay directly any expenses of any Participating Fund or expenses relating to the distribution of its shares. Insurance Company shall pay the following expenses or costs:

         a. Such amount of the production expenses of any Participating Fund materials, including the cost of printing a Participating Fund's Prospectus, or marketing materials for prospective Insurance Company Contractholders and Participants as Dreyfus and Insurance Company shall agree from time to time.

         b. Distribution expenses of any Participating Fund materials or marketing materials for prospective Insurance Company Contractholders and Participants.

         c. Distribution expenses of any Participating Fund materials or marketing materials for Insurance Company Contractholders and Participants.

         Except as provided herein, all other expenses of each Participating Fund shall not be borne by Insurance Company.

                                   ARTICLE VI
                               6. EXEMPTIVE RELIEF

6.1 Insurance Company has reviewed a copy of (i) the amended order dated December 31, 1997 of the Securities and Exchange Commission under
         Section 6(c) of the Act with respect to Dreyfus Variable Investment Fund and Dreyfus Life and Annuity Index Fund, Inc.; and (ii) the order dated February 5, 1998 of the Securities and Exchange Commission under
         Section 6(c) of the Act with respect to The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Investment Portfolios, and, in particular, has reviewed the conditions to the relief set forth in each related Notice. As set forth therein, if Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., The Dreyfus Socially Responsible Growth Fund, Inc. or Dreyfus Investment Portfolios is a Participating Fund, Insurance Company agrees, as applicable, to report any potential or existing conflicts promptly to the respective Board of Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., The Dreyfus Socially Responsible Growth Fund, Inc. and/or Dreyfus Investment Portfolios, and, in particular, whenever contract voting instructions are disregarded, and recognizes that it will be responsible for assisting each applicable Board in carrying out its responsibilities under such application. Insurance Company agrees to carry out such responsibilities with a view to the interests of existing Contractholders.

6.2 If a majority of the Board, or a majority of Disinterested Board Members, determines that a material irreconcilable conflict exists with regard to Contractholder investments in a Participating Fund, the Board shall give prompt notice to all Participating Companies and any other Participating Fund. If the Board determines that Insurance Company is responsible for causing or creating said conflict, Insurance Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the Disinterested Board Members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict. Such necessary action may include, but shall not be limited to:

         a. Withdrawing the assets allocable to the Separate Account from the Participating Fund and reinvesting such assets in another Participating Fund (if applicable) or a different investment medium, or submitting the question of whether such segregation should be implemented to a vote of all affected Contractholders; and/or

         b. Establishing a new registered management investment company.

6.3 If a material irreconcilable conflict arises as a result of a decision by Insurance Company to disregard Contractholder voting instructions and said decision represents a minority position or would preclude a majority vote by all Contractholders having an interest in a Participating Fund, Insurance Company may be required, at the Board's election, to withdraw the investments of the Separate Account in that Participating Fund.

6.4 For the purpose of this Article, a majority of the Disinterested Board Members shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict, but in no event will any Participating Fund be required to bear the expense of establishing a new funding medium for any Contract. Insurance Company shall not be required by this Article to establish a new funding medium for any Contract if an offer to do so has been declined by vote of a majority of the
         Contractholders materially adversely affected by the irreconcilable material conflict.

6.5 No action by Insurance Company taken or omitted, and no action by the Separate Account or any Participating Fund taken or omitted as a result of any act or failure to act by Insurance Company pursuant to this Article VI, shall relieve Insurance Company of its obligations under, or otherwise affect the operation of, Article V.

                                 ARTICLE VII 7.
                       VOTING OF PARTICIPATING FUND SHARES

7.1 Each Participating Fund shall provide Insurance Company with copies, at no cost to Insurance Company, of the Participating Fund's proxy material, reports to shareholders and other communications to shareholders in such quantity as Insurance Company shall reasonably require for distributing to Contractholders or Participants.

         Insurance Company shall:

         (a) solicit voting instructions from Contractholders or Participants on a timely basis and in accordance with applicable law;

         (b) vote the Participating Fund shares in accordance with instructions received from Contractholders or Participants; and

         (c) vote the Participating Fund shares for which no instructions have been received in the same proportion as Participating Fund shares for which instructions have been received.

         Insurance Company agrees at all times to vote its General Account shares in the same proportion as the Participating Fund shares for which instructions have been received from Contractholders or Participants.
 Insurance Company further agrees to be responsible for assuring that voting the Participating Fund shares for the Separate Account is conducted in a manner consistent with other Participating Companies.

7.2 Insurance Company agrees that it shall not, without the prior written consent of each applicable Participating Fund and Dreyfus, solicit, induce or encourage Contractholders to (a) change or supplement the Participating Fund's current investment adviser or (b) change, modify, substitute, add to or delete from the current investment media for the Contracts.


                                 ARTICLE VIII 8.
                          MARKETING AND REPRESENTATIONS

8.1  Each  Participating  Fund or its  underwriter  shall  periodically  furnish
Insurance Company with the following documents, in quantities as Insurance Company may reasonably request:

         a.       Current Prospectus and any supplements thereto; and

         b. Other marketing materials.

         Expenses for the production of such documents shall be borne by Insurance Company in accordance with Section 5.2 of this Agreement.

8.2 Insurance Company shall designate certain persons or entities that shall have the requisite licenses to solicit applications for the sale of Contracts. No representation is made as to the number or amount of Contracts that are to be sold by Insurance Company. Insurance Company shall make reasonable efforts to market the Contracts and shall comply with all applicable federal and state laws in connection therewith.

8.3 Insurance Company shall furnish, or shall cause to be furnished, to each applicable Participating Fund or its designee, each piece of sales literature or other promotional material in which the Participating Fund, its investment adviser or the administrator is named, at least fifteen Business Days prior to its use. No such material shall be used unless the Participating Fund or its designee approves such material. Such approval (if given) must be in writing and shall be presumed not given if
         not received within ten Business Days after receipt of such material. Each applicable Participating Fund or its designee, as the case may be, shall use all reasonable efforts to respond within ten days of receipt.

8.4 Insurance Company shall not give any information or make any representations or statements on behalf of a Participating Fund or concerning a Participating Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus of, as may be amended or supplemented from time to time, or in reports or proxy statements for, the applicable Participating Fund, or in sales literature or other promotional material approved by the applicable Participating Fund.

8.5 Each Participating Fund shall furnish, or shall cause to be furnished, to Insurance Company, each piece of the Participating Fund's sales literature or other promotional material in which Insurance Company or the Separate Account is named, at least fifteen Business Days prior to its use. No such material shall be used unless Insurance Company approves such material. Such approval (if given) must be in writing and shall be presumed not given if not received within ten Business Days after receipt of such material. Insurance Company shall use all reasonable efforts to respond within ten days of receipt.

8.6 Each Participating Fund shall not, in connection with the sale of Participating Fund shares, give any information or make any representations on behalf of Insurance Company or concerning Insurance Company, the Separate Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as may be amended or supplemented from time to time, or in published reports for the Separate Account that are in the public domain or approved by Insurance Company for distribution to Contractholders or Participants, or in sales literature or other promotional material approved by
 Insurance Company.

8.7 For purposes of this Agreement, the phrase "sales literature or other promotional material" or words of similar import include, without limitation, advertisements (such as material published, or designed for use, in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or other public media), sales literature (such as any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, or reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, registration statements, prospectuses, statements of additional information, shareholder reports and proxy materials, and any other material constituting sales literature or advertising under National Association of Securities Dealers, Inc. rules, the Act or the 1933 Act.

                                  ARTICLE IX 9.
                                 INDEMNIFICATION

9.1 Insurance Company agrees to indemnify and hold harmless each Participating Fund, Dreyfus, each respective Participating Fund's investment adviser and sub-investment adviser (if applicable), each respective Participating Fund's distributor, and their respective affiliates, and each of their directors, trustees, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the
         "Indemnified Parties" for purposes of Section 9.1), against any and all losses, claims, damages or liabilities joint or several (including any investigative,  legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which the Indemnified Parties may become subject, under the
 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect to thereof) (i) aris out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in information furnished by Insurance Company for use in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund or with respect to the Separate Account or Contracts, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) arise out of or as a result of conduct, statements or representations (other than statements or representations contained in the Prospectus and sales literature or advertisements of the respective Participating Fund) of Insurance Company or its agents, with respect to the sale and distribution of Contracts for which the respective Participating Fund's shares are an underlying investment; (iii) arise out of the wrongful conduct of Insurance Company or persons under its control with respect to the sale or distribution of the Contracts or the respective Participating Fund's shares; (iv) arise out of Insurance Company's incorrect calculation and/or untimely reporting of net purchase or redemption orders; or (v) arise out of any breach by Insurance Company of a material term of this Agreement or as a result of any failure by Insurance
 Company to provide the services and furnish the materials or to make any payments provided for in this Agreement. Insurance Company will reimburse any Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that with respect to clauses (i) and (ii) above Insurance Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission or alleged omission made in such registration statement, prospectus, sales literature, or advertisement in conformity with written information furnished to Insurance Company by the respective Participating Fund specifically for use therein. This indemnity agreement will be in addition to any liability which Insurance Company may otherwise have.

9.2 Each Participating Fund severally agrees to indemnify and hold harmless Insurance Company and each of its directors, officers, employees, agents and each person, if any, who controls Insurance Company within the meaning of the 1933 Act against any losses, claims, damages or liabilities to which Insurance Company or any such director, officer, employee, agent or controlling person may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (1) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund; (2) arise out of or are based upon the omission to state in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund any material fact required to be stated therein or necessary to make the statements therein not misleading; or (3) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements with respect to the Separate Account or the Contracts and such statements were based on information provided to Insurance Company by the respective Participating Fund; and the respective Participating Fund will reimburse any legal or other expenses reasonably incurred by Insurance Company or any such director, officer, employee, agent or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the respective Participating Fund will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement, Prospectus, sales literature or advertisements in conformity with written information furnished to the respective Participating Fund by Insurance Company specifically for use therein. This indemnity agreement will be in addition to any liability which the respective Participating Fund may otherwise have.

9.3 Each Participating Fund severally shall indemnify and hold Insurance Company harmless against any and all liability, loss, damages, costs or expenses which Insurance Company may incur, suffer or be required to pay due to the respective Participating Fund's (1) incorrect calculation of the daily net asset value, dividend rate or capital gain distribution rate; (2) incorrect reporting of the daily net asset value, dividend rate or capital gain distribution rate; and (3) untimely reporting of the net asset value, dividend rate or capital gain distribution rate; provided that the respective Participating Fund shall have no obligation to indemnify and hold harmless Insurance Company if the incorrect calculation or incorrect or untimely reporting was the result of incorrect information furnished by Insurance Company or information furnished untimely by Insurance Company or otherwise as a result of or relating to a breach of this Agreement by Insurance Company.

9.4 Promptly after receipt by an indemnified party under this Article of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article, notify the indemnifying party of the commencement thereof. The omission to so notify the indemnifying party will not relieve the indemnifying party from any liability under this
         Article IX, except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give such notice. In case any such action is brought against any indemnified party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such indemnified party, and to the extent that the indemnifying party has given notice to such effect to the indemnified party and is performing its obligations under this Article, the indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation. Notwithstanding the foregoing, in any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent.

         A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article IX. The provisions of this Article IX shall survive termination of this Agreement.

9.5 Insurance Company shall indemnify and hold each respective Participating Fund, Dreyfus and sub-investment adviser of the Participating Fund harmless against any tax liability incurred by the Participating Fund under Section 851 of the Code arising from purchases or redemptions by Insurance Company's General Accounts or the account of its affiliates.

                                    ARTICLE X
                          COMMENCEMENT AND TERMINATION

10.1 This Agreement shall be effective as of the date hereof and shall continue in force until terminated in accordance with the provisions herein.

10.2     This Agreement shall terminate without penalty:


         a. As to any Participating Fund, at the option of Insurance Company or the Participating Fund at any time from the date hereof upon 180 days' notice, unless a shorter time is agreed to by the respective Participating
 Fund and Insurance Company;

         b. As to any Participating Fund, at the option of Insurance Company, if shares of that Participating Fund are not reasonably available to meet the requirements of the Contracts as determined by Insurance Company. Prompt notice of election to terminate shall be furnished by Insurance Company, said termination to be effective ten days after receipt of notice unless the Participating Fund makes available a sufficient number of shares to meet the requirements of the Contracts within said ten-
                  day period;

         c. As to a Participating Fund, at the option of Insurance Company, upon the institution of formal proceedings against that Participating Fund by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in Insurance Company's reasonable judgment, materially impair that Participating Fund's ability to meet and perform the Participating Fund's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by Insurance Company with said termination to be effective upon receipt of notice;

         d. As to a Participating Fund, at the option of each Participating Fund, upon the institution of formal proceedings against
 Insurance Company by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Participating Fund's reasonable judgment, materially impair Insurance Company's ability to meet and perform Insurance Company's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by such Participating Fund with said termination to be effective upon receipt of notice;

         e. As to a Participating Fund, at the option of that Participating Fund, if the Participating Fund shall determine, in its sole judgment reasonably exercised in good faith, that Insurance Company has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and such material adverse change or material adverse publicity is likely to have a material adverse impact upon the business and operation of that Participating Fund or Dreyfus, such Participating Fund shall notify Insurance Company in writing of such determination and its intent to terminate this Agreement, and after considering the actions taken by Insurance Company and any other changes in circumstances since the giving of such notice, such determination of the Participating Fund shall continue to apply on the sixtieth (60th) day following the giving of such notice, which sixtieth day shall be the effective date of termination;

         f. As to a Participating Fund, upon termination of the Investment Advisory Agreement between that Participating Fund and Dreyfus or its successors unless Insurance Company specifically approves the selection of a new Participating Fund investment adviser. Such Participating Fund shall promptly furnish notice of such termination to Insurance Company;

         g. As to a Participating Fund, in the event that Participating Fund's shares are not registered, issued or sold in accordance with applicable federal law, or such law precludes the use of such shares as the underlying investment medium of Contracts issued or to be issued by Insurance Company.
 Termination shall be effective immediately as to that Participating Fund only upon such occurrence without notice;

         h. At the option of a Participating Fund upon a determination by its Board in good faith that it is no longer advisable and in the best interests of shareholders of that Participating Fund to continue to operate pursuant to this Agreement. Termination pursuant to this Subsection (h) shall be effective upon notice by such Participating Fund to Insurance Company of such termination;

         i. At the option of a Participating Fund if the Contracts cease to qualify as annuity contracts or life insurance policies, as applicable, under the Code, or if such Participating Fund reasonably believes that the Contracts may fail to so qualify;

         j. At the option of any party to this Agreement, upon another party's breach of any material provision of this Agreement;

         k. At the option of a Participating Fund, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; or

         l. Upon assignment of this Agreement, unless made with the written consent of every other non-assigning party.

         Any such termination pursuant to Section 10.2a, 10.2d, 10.2e, 10.2f or 10.2k herein shall not affect the operation of Article V of this Agreement.
Any termination of this Agreement shall not affect the operation of Article IX of this Agreement.

10.3     Notwithstanding  any termination of this Agreement  pursuant to Section
         10.2 hereof, each Participating Fund and Dreyfus may, at the option of the Participating Fund, continue to make available additional shares of that Participating Fund for as long as the Participating Fund desires pursuant to the terms and conditions of this Agreement as provided below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, if that Participating Fund and Dreyfus so elect to make additional Participating Fund shares available, the owners of the Existing Contracts or Insurance Company, whichever shall have legal authority to do so, shall be permitted to reallocate investments in that Participating Fund, redeem investments in that Participating Fund and/or invest in that Participating Fund upon the making of additional purchase payments under the Existing Contracts. In the event of a termination of this Agreement pursuant to
         Section 10.2 hereof, such Participating Fund and Dreyfus, as promptly as is practicable under the circumstances, shall notify Insurance Company whether Dreyfus and that Participating Fund will continue to make that Participating Fund's shares available after such termination. If such Participating Fund shares continue to be made available after such termination, the provisions of this Agreement shall remain in effect and thereafter either of that Participating Fund or Insurance Company may terminate the Agreement as to that Participating Fund, as so continued pursuant to this Section 10.3, upon prior written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Participating Fund, need not be for more than six months.

10.4 Termination of this Agreement as to any one Participating Fund shall not be deemed a termination as to any other Participating Fund unless Insurance
 Company or such other Participating Fund, as the case may be, terminates this Agreement as to such other Participating Fund in accordance with this Article X.

                                 ARTICLE XI 11.
                                   AMENDMENTS

11.1 Any other changes in the terms of this Agreement, except for the addition or deletion of any Participating Fund as specified in Exhibit A, shall be made by agreement in writing between Insurance Company and each respective Participating Fund.

                                   ARTICLE XII
                                     NOTICE

12.1 Each notice required by this Agreement shall be given by certified mail, return receipt requested, to the appropriate parties at the following addresses:

         Insurance Company:           Transamerica Life Insurance
                                                       Company of New York
                                                       100 Manhantanville Road
                                                       Purchase, New York 10577

         Participating Funds: Dreyfus Variable Investment Fund
                     c/o Premier Mutual Fund Services, Inc.
                              200 Park Avenue
                              New York, New York  10166
                              Attn:  Vice President and Assistant Secretary

         with copies to:      [Name of Fund]
                              c/o The Dreyfus Corporation
                              200 Park Avenue
                              New York, New York  10166
                              Attn:  Mark N. Jacobs, Esq.
                                     Lawrence B. Stoller, Esq.

                              Stroock & Stroock & Lavan
                              180 Maiden Lane
                              New York, New York 10038-4982
                              Attn:  Lewis G. Cole, Esq.
                              Stuart H. Coleman, Esq.

         Notice shall be deemed to be given on the date of receipt by the addresses as evidenced by the return receipt.

                                  ARTICLE XIII
      12.
                                  MISCELLANEOUS

13.1 This Agreement has been executed on behalf of each Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund.
 The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any director, trustee, officer or shareholder of the Fund individually. It is agreed that the obligations of the Funds are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.


                                 ARTICLE XIV 13.
                                       LAW

14.1 This Agreement shall be construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be duly executed and attested as of the date first above written.

                           Transamerica Life Insurance
                               Company of New York

                                       By:

                                      Its:

Attest:_____________________


                          DREYFUS VARIABLE INVESTMENT FUND


                                       By:

                                      Its:

Attest:_____________________

                                                          EXHIBIT A

                                                 LIST OF PARTICIPATING FUNDS

Exhibit (10)               (b)  Consent of Independent Auditors. 1/2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Accountants" in Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Pre-Effective Amendment No. 1 under the Investment Company Act of 1940 to the Registration Statement (Form N-4 No. 333-47219) and related Prospectus and Statement of Additional Information of Separate Account VA-6NY of Transamerica Life Insurance COmpany of New YOrk and to the use of our report dated January 23, 1998 with respect to the financial statements of Transamerica Life Insurance Company of New York included in the Statement of Additional Information.

/s/Ernst & Young LLP

Los Angeles, California
June 4, 1998

Exhibit (15) Power of Attorney

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance Company of New York, a New York corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____ day of June, 1998.

                         ------------------------------
                                 Thomas O'Neill